







Cover photo: miner drilling.

CORPORATE PROFILE

Stillwater Mining Company (NYSE: SWC) produces palladium and platinum, precious metals used in jewelry, electronic and dental applications, and essentials in automotive catalysts to convert otherwise harmful air pollutants into harmless emissions. The Company is the only producer of palladium and platinum in the United States. Its mining operations are in south central Montana where the Company operates two mines along the J-M Reef, the world's richest known deposit of platinum group metals (PGMs).

TABLE OF CONTENTS

Private Securities Litigation Reform Act of 1995. Some statements contained in this annual report contain forward-looking information, which involves expressions of management's current expectations. All forward-looking information is subject to various risks and uncertainties that may be beyond the Company's control and may cause results to differ materially from management's current expectations. Information concerning factors that could cause actual results to differ materially from management's current expectations are set forth in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K and may be discussed in subsequent filings with the SEC. Descriptions of palladium and platinum markets are not intended to be complete and readers are advised to obtain their own information on these markets. The Company disclaims any obligation to update forward-looking statements.

PLATINUM GROUP METALS



45
102.91
Rh
Rhodium
46
106.42
Pd
Palladium
78
195.08
Pt
Platinum

Of the six platinum group metals, the Company produces Pd, Pt and small amounts of Rh.

REVENUE ($MM)



150.7
225.2
277.4
275.6
240.2
99
00
01
02
03

OPERATING CASH FLOW ($MM)



67.8
117.7
106.8
52.1
47.2
99
00
01
02
03

STOCKHOLDERS' EQUITY* ($MM)



323.1
400.6
475.1
559.2
479.3
99
00
01
02
03

*Includes a $390.3 million or $5.76 per share non-cash asset impairment charge on December 31, 2003.

FINANCIAL HIGHLIGHTS

December 31,	2003	2002	2001
FINANCIAL			
Revenues (millions)	$ 240.2	$ 275.6	$ 277.4
Operating income (loss) (millions)	$ (380.6)*	$ 57.3	$ 84.2
Net income (loss) (millions)	$ (323.3)*	$ 31.7	$ 65.8
Net income (loss) per share			
Basic earnings (loss) per share	$ (4.77)*	$ 0.74	$ 1.70
Diluted earnings (loss) per share	$ (4.77)*	$ 0.74	$ 1.68
Operating cash flow (millions)	$ 47.2	$ 52.1	$ 106.8
Stockholders' equity (millions)	$ 479.3 *	$ 559.2	$ 475.1
Weighted average common shares outstanding (millions)			
Basic	67.8	42.9	38.7
Diluted	67.8	43.0	39.2
Outstanding common shares (millions)	89.8	43.6	38.8
Includes a $390.3 million or $5.76 per share non-cash asset impairment charge.			
PALLADIUM & PLATINUM PRODUCTION (OUNCES)			
Stillwater Mine	428,000	492,000	504,000
East Boulder Mine	156,000	125,000	22,000
Total	584,000	617,000	526,000
Palladium	450,000	476,000	405,000
Platinum	134,000	141,000	121,000
Total	584,000	617,000	526,000
OPERATIONS			
Total ore tons milled	1,185,000	1,257,000	829,000
Total tons milled (includes sub-grade)	1,269,000	1,331,000	894,000
Combined mill head grade (ounce per ton)	0.51	0.52	0.63
Mill recovery	91%	90%	90%
CONSOLIDATED PRODUCTION COSTS (PER OUNCE)			
Total cash costs	$ 283	$ 287	$ 264
Depreciation & amortization	71	64	47
Total production costs	$ 354	$ 351	$ 311
METALS PRICE			
Average realized price per palladium ounce	$ 352	$ 436	$ 570
Average realized price per platinum ounce	$ 602	$ 511	$ 498
Combined average realized price per ounce	$ 408	$ 454	$ 554
Average market price per palladium ounce	$ 201	$ 338	$ 604
Average market price per platinum ounce	$ 691	$ 539	$ 529
Combined average market price per ounce	$ 315	$ 384	$ 586

BOOK VALUE PER SHARE* ($)


8.52
10.37
12.25
12.83
5.24
99
00
01
02
03

NET INCOME (LOSS)* ($MM)


37.2
61.5
65.8
31.7
(323.3)
99
00
01
02
03

RETURN ON STOCKHOLDERS' EQUITY* (%)


12%
15%
14%
6%
(67)%
99
00
01
02
03

Includes a $390.3 million or $5.76 per share non-cash asset impairment charge on December 31, 2003.

. . . while prices deteriorated further in 2003 years 2000 through 2003, we delivered on our four primary objectives.

Oxygen sensor.



Oxygen sensor courtesy of Robert Bosch GmbH

LETTER TO OUR SHAREHOLDERS

2003 ANNUAL REVIEW

The year 2003 was a year of immense activity for our Company. Stillwater began the year operationally and financially challenged to meet production covenants under its credit facility and to operate under tight liquidity constraints. With this in mind, shareholders were advised in our 2002 annual report that the Company would implement an operating plan for 2003 focused on reducing operating and capital costs. Palladium pricing for 2003 was a wild card, and the ability to complete the then pending strategic alliance with MMC Norilsk Nickel (Norilsk Nickel) an unknown.

During the year, despite further deterioration in realized palladium prices, the Company stabilized operations, completed its strategic alliance, shored up its finances, expanded its secondary business, negotiated new long-term sales contracts and increased efforts to market palladium. The Company also recorded asset impairment and deferred tax charges at year-end adjusting the carrying value of its assets.

PGM Prices – The combined weighted average PGM market price was down 18 percent in 2003 at $315 per ounce compared with $384 per ounce in 2002. Stillwater's combined weighted average realized price in 2003 was down 10 percent at $408 per ounce compared with $454 per ounce in 2002. The weighting in the combined price is based on the Company's palladium to platinum production ratio.

The market price for palladium fell 41 percent in 2003 to average $201 per ounce as compared with $338 per ounce in 2002, although the Company's realized price for palladium was down only 19 percent in 2003 to average $352 per ounce as compared with $436 per ounce in 2002 due in part to our long-term sales contracts.

The market price of platinum strengthened 28 percent in 2003 to average $691 per ounce, compared with $539 per ounce in 2002. But, the Company's realized platinum price, partially constrained by contract price ceilings, was up only 18 percent in 2003 to average $602 per ounce compared with $511 in 2002.

Impairment and Valuation Charges – In the fourth quarter of 2003 the Company reported ore reserves containing 23.6 million ounces, down 7 percent from 2002 attributable to a 16 percent reduction in ore reserves at the Stillwater Mine. The reduction in ore reserves ultimately gave rise to an asset impairment charge of $390.3 million ($234.3 million after tax) reducing the asset carrying value at the Stillwater Mine to approximately $250 million and at the East Boulder Mine to approximately $166 million, including their pro-rata share of processing assets. The Company also recorded a separate but related valuation charge of $70.3 million reducing deferred tax assets to realizable value.

The impairment and valuation charges will have no material impact on our employees, mine operations, smelting and refining operations, delivery of PGMs to our customers or our bank credit facility; and mine life, given the lower ore reserves, remains in excess of 20 years at both mines at current production levels.

Financial Results – Given the charges, for the year 2003, the Company reported a net loss of $323.3 million, or $4.77 per share, on revenue of $240.2 million compared to net income of $31.7 million or $0.74 per share, on revenue of $275.6 million for the year 2002.

from those realized in the


AT&T

Circuit board containing Pd components.

Truck and motorcycle catalysts.

Photographs: Johnson Matthey

Prior to the effect of the fourth quarter asset impairment and tax valuation charges and prior to tax and transaction related cost charges incurred in connection with the Norilsk Nickel transaction, the Company would have been near break even with a net loss for the year of $0.2 million or less than $0.01 per share.

The Norilsk Nickel transaction charges included a $16.7 million, or $0.25 per share, non-cash charge to income tax relating to a portion of the Company's tax losses which cannot be utilized as a result of the change in ownership with the Norilsk Nickel transaction and $3.0 million ($1.8 million, or $0.01 per share, net of tax) of transaction related costs.

Strategic Alliance – On June 23, 2003, the Company completed the transaction with Norilsk Nickel in which a 51 percent controlling interest was acquired through the issuance of 45.5 million newly issued shares of Stillwater Common Stock for $248 million, consisting of $100 million cash and 877,169 ounces of palladium valued at approximately $148 million or $169 per ounce. Norilsk Nickel then commenced a cash tender offer following the transaction in which it acquired 4.35 million additional Stillwater common shares from the public at a cash price of $7.50 per share. As a result of both transactions Norilsk Nickel's ownership in Stillwater is now approximately 55.4 percent.

The express mutual benefit of this strategic alliance is to restore customer confidence in being able to reliably acquire palladium, thereby increasing demand for the metal. To this end, the arrangement may include a palladium marketing agreement, palladium market development activities, palladium research and/or possible operational and environmental benefits from sharing know how.

Operations – Our plans going forward in 2003 and beyond were driven by four primary objectives: at the Stillwater Mine, changing to a cost-driven emphasis; at the East Boulder Mine, increasing the production profile to better realize the economic cost benefits of its design capacity; at the corporate level, completing the Norilsk Nickel transaction to address our capital structure; and in the market place, restoring market confidence in the availability of palladium.

I am pleased to report that, while prices deteriorated further in 2003 from those realized in the years 2000 through 2002, we delivered on our four primary objectives.

- *Stillwater Mine produced 428,000 PGM ounces at a total cash cost per ounce of $262 per ounce, stabilizing its cash costs at about those realized when the mine produced 492,000 PGM ounces in 2002;*
- *East Boulder Mine produced 156,000 PGM ounces, up 25 percent, at a total cash cost per ounce of $343 per ounce, down 10 percent from $381 per ounce when the mine produced 125,000 PGM ounces in 2002.*

  And overall, the Company's total production in 2003 was 584,000 PGM ounces, which, while 5 percent below the 2002 production level of 617,000 PGM ounces, was done at a total consolidated cash cost of $283 per ounce as compared with $287 per ounce in 2002;
- *The Norilsk Nickel transaction was completed June 23, 2003 strengthening our capital structure, and;*
- *Completion of the Norilsk Nickel transaction, in and of itself, became a catalyst to restore market confidence in palladium, evidenced by customer interest in the 877,169-ounce palladium inventory received in the transaction. Additional marketing activities commenced during the year and are highlighted later.*

. . . while palladium and platinum occur naturally

Palladium ingots and grains.



Platinum and white gold jewelry.



Platinum watch.



Photographs: Johnson Matthey

Shareholders are directed to the Annual Report on Form 10-K for further information on the operations and operating results.

Safety, Health and Environment – During 2003, special attention was focused on the safety performance of underground mining crews at the Stillwater Mine resulting in an improvement in the incidence rate of 13 percent. This improvement was offset by a rise in incident rates for Stillwater Mine non-mining crews and an increased incident rate at the East Boulder Mine.

The metallurgical complex in Columbus, Montana continued to maintain a low incidence rate while being recognized by the Montana Department of Labor and Industry as a leader in workplace safety. The smelter was the recipient of their tenth SHARPS Award and the refinery received their sixth.

The Stillwater and East Boulder Mines were awarded the Bureau of Land Management's (BLM) Reclamation and Sustainable Development Award in 2003. The Company and its mines were recognized by the BLM for impressive efforts in water management. The mines have minimized impacts to water through the reduction of pollutant sources, recycling the majority of its water and treating water prior to discharge through biological de-nitrification, land application and snowmaking.

Finances – Before closing the Norilsk Nickel transaction June 23, 2003 the Company, from February 2001 to March 20, 2003, had negotiated five amendments and two waivers to its bank credit agreement. When the transaction closed the Company was required to use 50 percent of its cash proceeds or $50.0 million to prepay the credit facility. Amortization requirements on the remaining $128.5 million are $1.4 million in each of 2004 and 2005, $60.8 million in 2006 and $65.0 million in 2007. During the next two years as the Company sells the 877,169-ounce palladium inventory received from the transaction, 50 percent of the net proceeds must be offered to further prepay the credit facility. The Company anticipates it will refinance the bank credit facility during 2004.

Sales – Sales of mine production continue under long-term contracts with Ford, General Motors and Mitsubishi Motors. Sale of metals recovered from processing secondary materials are credited against operating costs and are sold forward at the time of receipt and delivered when finally processed.

The Company has negotiated market-based contracts under which the 877,169 ounces of palladium received in the Norilsk Nickel transaction will be sold primarily for use in automobile catalytic converters, over 24 months at close to market prices prevailing at the time of delivery.

Stillwater and Norilsk Nickel are expected to engage in discussions in 2004 for an agreement under which Stillwater would sell additional metals sourced from Norilsk Nickel.

Secondary Business – The Company announced in October 2003 that it had entered into a long-term metal sourcing agreement under which it will purchase secondary metals for recycling. The secondary metals are primarily contained in spent catalytic converter material that contain platinum group metals. The spent catalytic material is processed along with mine production in the Company's state of the art smelting and refining complex located in Columbus, Montana.

together, palladium was

only discovered in the year 1803.

2003 PALLADIUM USAGE



Autocatalysts	58%	Electronic	17%
Chemical	5%	Jewelry	4%
Dental	14%	Other	2%

2003 PLATINUM USAGE



Autocatalysts	38%	Jewelry	37%
Chemical	5%	Glass	4%
Electrical	6%	Other	10%

Source: Johnson Matthey

Marketing – The Company is participating in the creation of a palladium market development association. It is intended to be based in the U.S. and to work internationally with customers and scientific organizations to promote the use of palladium. Of particular interest will be the possible use of palladium in catalytic converters and soot traps for diesel engine emissions, the use of palladium in electronic applications, the use of palladium in fuel cell technology and in hydrogen generation, monitoring and storage, and the expanded use of palladium for jewelry, coinage and dental alloys.

PALLADIUM MARKETING

Palladium, the Metal – While palladium and platinum occur naturally together, platinum is a metal whose existence has been known since meridian of time and is probably best known for its use in jewelry.

Palladium, on the other hand, is a metal whose existence separate from platinum was only discovered in the year 1803. So in addition to reporting for the year 2003 we also celebrate the bicentennial of the discovery of palladium.

Palladium is a rare and precious metal. It is softer than platinum, ductile and resistant to oxidation and high temperature corrosion making it useful in eliminating harmful emissions produced by internal combustion engines. Autocatalysts are by far the largest user of palladium; autocatalysts convert over 90 percent of hydrocarbons, carbon monoxide and oxides of nitrogen produced in the exhaust from gasoline engines into carbon dioxide, nitrogen and water vapor.

Palladium's chemical stability and electrical conductivity make it an effective and durable alternative to gold for plating in electronic components.

Palladium is lighter than platinum having about the same density as silver, thus, palladium is a jewelry metal as well. Palladium in jewelry is primarily used as an alloy with platinum to optimize platinum's working characteristics and wear properties. Palladium is also used as an alloy in producing white gold.

Palladium-based alloys are used in dentistry for dental crowns and bridges. And palladium metal is also compatible with human tissue and is used, in a radioactive form, in the medical industry for the treatment of cancer.

Palladium Council (PdC) – Stillwater is joining with other palladium producers and processors to form the Palladium Council (PdC), a palladium market development association. PdC is a non-profit research foundation organized for the purpose of conducting research and promoting the use of palladium. PdC research and its development portfolio are intended to cover most major areas of palladium consumption as well as prospective areas of palladium use including hydrogen generation, purification, sensing and storage, as well as, palladium in fuel cells.

Catalytic Converters – By far the largest use of palladium today is for automobile catalytic converters. Based upon some estimates the 450 million automobiles in the world today is projected to more than double in the next 30 years requiring a growing use of palladium. And, while some forecasters suggest palladium recycled from scraped automobiles will become a large factor in the supply/demand price equation for palladium in coming years, there are factors that will mitigate these projections. First, as mentioned, the growth in the number of cars in the

. . . various chemical applications use palladium for paints, adhesives, fibers and coatings.

Palladium lead frames.



Catalyst catchment gauze.



Data storage disks.



world is expected to continue unabated with an increasing number of cars each year, each required to meet increasing environmental standards. Second, many of the cars reaching the end of their useful life in developed countries of the world are increasingly finding their way to less developed countries as used cars. Some used cars simply gravitate there; others are even being refurbished and then freighted. This will delay and may eliminate the recovery of metals in many of these cars. Working against some of these gains will be increasing fuel economy and improved engine and catalytic technology, both of which will reduce the level of PGM consumption in cars.

Diesel Emissions – The Company has been working in partnership with the Mine Safety and Health Administration (MSHA) in conducting tests of equipment to eliminate diesel particulate matter (DPM) in our underground operations. In addition to improving the underground atmosphere for our mineworkers, the equipment is of commercial interest to the Company in that it includes catalytic converters currently made with platinum.

Diesel engines operate at lower temperatures than gasoline engines and, to date, platinum is better suited as a catalyst in converting CO, NOx and hydrocarbons to harmless emissions at the lower temperatures. However, when it comes to reducing or eliminating DPM, which is essentially carbon, temperatures must be increased in order for the carbon to be oxidized before being exhausted. At the higher temperatures palladium may be important, as it not only reacts well at higher temperatures, but it can tolerate higher temperatures better than platinum. Further with palladium currently at a steep discount to platinum there is an economic incentive to develop technology using palladium.

In this regard, a large European automobile manufacturer recently mandated a research and development effort to examine and advance palladium-based technology for diesel catalytic converters. The reason is apparent. In Europe, 44 percent of the cars built in 2003 were equipped with diesel engines and recent CAFÉ (fuel economy) standards announced by China, will ultimately result in a similar percentage of cars built by China's surging car industry to be diesel. Thus, a growing concern over insufficient supplies of platinum to meet this growing diesel demand, placing urgency in finding a way to use palladium for this application.

One remaining obstacle to perfecting this palladium technology is the sulfur content of diesel fuel. Sulfur tends to collect on palladium more than on platinum. And at higher temperatures the sulfur tends to generate sulfates that are then exhausted. Sulfur will be sharply reduced in diesel fuel in the U.S. in 2006 enhancing the opportunity for palladium technology for cleaning diesel emissions. Knowing this Stillwater is currently having a palladium catalytic converter and DPM filter fabricated using palladium to test with low sulfur fuel in our mine operations.

Electronics – The principal use of palladium in electronics has been in making multi-layer ceramic capacitors (MLCCs) used in applications from cell phones to the electronic circuits in automobiles. High palladium prices and concern over availability drove electronic manufacturers to seek alternatives to palladium during the last few years materially reducing demand. Having made the investment to convert to other materials,

the manufacture of



Dental alloys.

Palladium salts used in electroplating.

Photographs: Johnson Matthey

demand from the electronics industry can only be increased with new applications or demonstrating palladium's superior properties for existing applications. Because of its potential, this is an important area for marketing attention.

Dental Alloys – Dentists have used gold alloys containing platinum for many decades but the use of palladium in dentistry is relatively recent. It dates from the 1980s, when a rise in the price of gold encouraged palladium to be introduced as a lower-cost alternative. When the price of palladium increased sharply a few years ago this trend reversed. However, at the moment the price of palladium is lower by far than either gold or platinum and consumption of palladium in dental alloys has again increased. Palladium is usually mixed with gold or silver as well as copper and zinc in varying ratios to produce alloys suitable for dental inlays, crowns and bridges. Small amounts of ruthenium or iridium are sometimes added. The most common application is in crowns, where the alloy forms the core onto which porcelain is bonded to build up an artificial tooth. The aim of using platinum group metals in dental alloys is to provide strength, stiffness and durability whilst the other alloyed metals provide malleability.

In Japan, the government operates a specific mandate stating that all government-subsidized dental alloys have to include a palladium content of at least 20 percent. This alloy is known as the "kinpala" alloy and is used in around 90 percent of all Japanese dental treatment. Hence, Japan is the largest palladium-consuming region for dental applications, followed by North America and then Europe.

Chemical – With the fall in palladium prices and the rise in platinum prices palladium's cost-effectiveness in chemical applications has become apparent. Various chemical applications use palladium, including the manufacture of paints, adhesives, fibers and coatings. Palladium is used in the production of purified terephthalic acid, which is a precursor to polyesters and to polyethylene terephthalate a plastic resin used in packaging of film and glass laminates. Palladium is used in the production of catchment gauze used in the making of nitric acid for the manufacture of nitrogen fertilizers. Palladium is also used in chemical processes that require hydrogen exchange between two reactants, such as that which produces butadiene and cyclohexane, the raw materials for synthetic rubber and nylon.

Jewelry – With the price of platinum and gold rocketing to recent highs, there has been renewed interest in using palladium for jewelry. Alone or alloyed with silver it offers some of the same metal working properties and remains a tarnish free metal while offering jewelers a sharply different pricing point than either gold, white gold or platinum. It offers a more precious and whiter metal than silver. And since it is lighter than platinum, more intricate necklaces and bracelets can be made capable of bearing larger gemstones with no gain in overall weight. Recently, given its lower price it appears China has been purchasing increasing amounts of palladium for jewelry manufacturing.

Palladium is the standard for producing white gold in Europe, which mandates its use to avoid the allergic reactions such as skin rashes, dermatitis, and eczema that may result from wearing white gold jewelry made with nickel. A white gold alloy content is typically 75 percent gold and 15 percent palladium for an 18-carat gold piece of


PALLADIUM MINE SUPPLY & DEMAND Amounts in million ounces
Mine Supply:
Demand: Auto
Electronics
Dental
Other
10
9
8
7
6
5
4
3
2
1
0
94
95
96
97
98
99
00
01
02
03
Source: Johnson Matthey, Industry Reports

jewelry. While traditionally other metals including nickel and zinc have been used as the whitening agent for white gold, the whitest and least skin sensitive gold alloy is made with palladium.

Coinage – The Company has been engaged in discussions to determine if coins minted from palladium in the U.S. or Canada would attract collectors and investors of the metal. One such mint is the Northwest Territorial Mint located in Auburn, Washington, which recently began producing the Stillwater Palladium in a one ounce 999.5 palladium coin or palladium bullion bar.

The coin is expected to be available from Northwest Territorial Mint at www.nwtmint.com and joins in the bicentennial celebration of the Lewis and Clark Corps of Discovery.


STILLWATER PALLADIUM
LEWIS & CLARK CORPS OF DISCOVERY
2004
1 OUNCE

With Lewis and Clark commencing their journey in 1803 it shares a bicentennial with the discovery of palladium in 1803. Coincidentally, Lewis and Clark's journey brought them to Montana in 1805 and near or literally across what is now Company property in 1806 on Clark's return along the Yellowstone River.

Fuel Cells – The effort to develop alternative fuel automobiles is now a large public and private effort around the world. Governments are appropriating funds for research and development. In 2003 alone worldwide government support exceeded $825 million. Private companies are spending money as well, bringing annual investment in fuel cell technology to well over a billion dollars to advance this effort.

Platinum and palladium play a large role in the technology. Platinum is the medium used to convert hydrogen and oxygen to heat, water and electricity. Palladium will likely also play a role in the fuel cell, as well, but it is unknown yet how big. What is currently known is palladium as a hydride can absorb 800 to 900 times its own volume of hydrogen at room temperature and atmospheric pressure.

Norilsk Nickel recently announced it would invest in developing hydrogen fuel cell technologies to create a new market for palladium. Norilsk Nickel has signed an agreement of co-operation with the Russian Academy of Sciences to study and develop hydrogen energy and fuel cells. The allocated budget is up to $40 million per year in the initial stages of the project, which at this point has no defined length of time.

Meanwhile palladium has several integral roles in a hydrogen economy. Palladium can be used to generate hydrogen, to purify hydrogen, to store hydrogen and to detect hydrogen. Since the fuel cell is dependent on hydrogen, palladium will be important to this technology. If, as some say, that the world's oil supply peaks in the year 2010 then this technology is not that far off.


PLATINUM SUPPLY & DEMAND Amounts in million ounces
Supply:
Demand: Jewelry
Auto
Other
7
6
5
4
3
2
1
0
94
95
96
97
98
99
00
01
02
03
Source: Johnson Matthey

PGM MARKETS

We have reported that PGMs are primarily used in automotive catalysts, chemical and pharmaceutical catalysis, jewelry, electronics, dental applications, precious metal alloys and coinage. It is estimated that about one in four things everyone uses daily owes its existence to PGMs. PGMs will play a key role in the future in the areas of alternative fuel sources, fields of power generation, transportation and healthcare.

According to Johnson Matthey, PLC, demand or purchases of palladium had grown from 4.9 million ounces in 1994 to peak at 9.4 million ounces in 1999, thereafter decreasing in 2000 to 8.96 million ounces and then dramatically falling in 2001 and 2002 to 4.9 million ounces as consumers switched to alternative materials or consumed from stocks.

In 2003, demand for palladium rebounded to 5.65 million ounces as auto manufacturers used less metal from stocks and returned to purchasing metal and the demand in the electronics industry and for dental alloys increased. While consumption of palladium as compared with demand is difficult to measure, Johnson Matthey estimates consumption for autocatalysts in 2003 exceeded demand by 0.4 million ounces as U.S. auto manufacturers used far less metals from their inventory stocks and started purchasing metal.

The electronics industry increased purchases of palladium in 2003 as component manufacturers used up their excess inventories in 2002, and demand increased 31 percent to 985,000 ounces. With the rise in gold price through 2003 demand for palladium in dental applications improved with the lower priced palladium regaining market share to have 815,000 ounces consumed. Johnson Matthey's numbers indicate that while palladium demand is increasing, mine supply still exceeds demand. This is quite a reversal from a few years ago when mine supply was not even close to meeting the demand. For 2003, mine supply is estimated by some analysts to be about 6 million ounces of palladium, the same as for 2002.

Thus, the recent price strengthening in palladium appears related to diminished auto company inventories and economic growth as well as speculative and investment fund buying. While we have not yet felt a dramatic impact of the end users shifting back to palladium, we believe the use of palladium continues at a more robust level than is apparent, masked by consumption met from stockpiles. Inventories remain a wild card on the supply side, since no one really knows how big they are. The fact the Russian government has passed legislation to allow private Russian companies to disclose their production, reserves and inventory will help take some of the mystery away, but it is not contemplated that the official government stockpiles will be disclosed at this time.

Long-term, the fundamentals for palladium use are good, with tighter emission standards coming, potential demand growth in the autocatalyst market to meet a surging automobile manufacturing market in China, a potential break through advancing palladium use in diesel catalytic converters as sulfur

. . . by far the largest use of palladium today is for automobile catalytic converters.

Close-up of autocatalyst substrate.



is eliminated from diesel fuel, the natural substitution of palladium for higher priced platinum in a number of applications and of course longer-term an unheralded potential use of palladium for fuel cell and hydrogen applications.

Worldwide annual platinum production is estimated by some analysts to be roughly 6 million ounces. In 2003, demand again exceeded supply by about 500,000 ounces. Autocatalyst demand increased to 3.2 million ounces and exceeded jewelry demand, which fell to 2.5 million ounces as higher prices slowed purchases by both the Chinese and Japanese.

The fundamentals remain strong for platinum. Demand remains ahead of supply and, some of the new expansions have either been cutback or won't come on line for a few years. Growth in the platinum market is in the autocatalysts, jewelry and fuel cells sectors.

COMPANY **ORE RESERVES**

Stillwater Mining Company's ore reserve is found in the J-M Reef, a 28-mile long orebody in the Beartooth Mountain Range in south central Montana. As of December 31, 2003, Stillwater Mining Company had total proven and probable ore reserves of 40.4 million tons at a grade of 0.58 ounce per ton, containing 23.6 million ounces of palladium and platinum at an insitu metal ratio of 3.6:1.

The calculation of ore reserves as at December 31, 2003 resulted in the Company recording a reduction in its proven and probable ore reserves of 7 percent, which includes a 4 percent increase in the East Boulder Mine reserves and a 16 percent reduction at the Stillwater Mine as compared to 2002.

At the Stillwater Mine near Nye, Montana, as of December 31, 2003, proven and probable ore reserves total 17.5 million tons at a grade of 0.66 ounce per ton, containing 11.5 million ounces of palladium and platinum at an insitu 3.4 to 1 ratio. At the Stillwater Mine, a 16 percent reduction in ore reserves was realized compared to year-end 2002 due to a net reduction in mined production versus ore reserve additions, modifications to methods used in estimating tons and grade, adjustments to probable estimation factors and reclassification of several peripheral areas to mineralized material due to economic factors.

At the nearby East Boulder Mine south of Big Timber, Montana, proven and probable ore reserves increased 4 percent during 2003 over 2002 reported ore reserves due to successful definition drilling and development activities at East Boulder. Ore reserves now total 22.9 million tons at a grade of 0.53 ounce per ton, containing 12.1 million ounces of palladium and platinum at an insitu ratio of 3.7 to 1.

Automobile catalytic converter



Motorcycle catalysts.

Inspecting autocatalyst bricks.

Photographs: Johnson Matthey

PROVEN AND PROBABLE RESERVES

December 31, 2003	Tons (000)	Oz/Ton Pd + Pt	Ounces (000)
Stillwater Mine			
Proven Reserves	2,052	0.68	1,387
Probable Reserves	15,428	0.65	10,073
Total Stillwater Mine	17,480	0.66	11,460
East Boulder Mine			
Proven Reserves	660	0.43	285
Probable Reserves	22,248	0.53	11,854
Total East Boulder Mine	22,908	0.53	12,139
Total Proven and Probable	40,388	0.58	23,599

MINERALIZED J-M REEF MATERIAL*

December 31, 2003	Tons (000)	Oz/Ton Pd + Pt
Stillwater Mine		
Mineralized J-M Reef Material	68,100	0.53
East Boulder Mine		
Mineralized J-M Reef Material	63,300	0.49
Total Mineralized Material	131,400	0.51

**Mineralized Material- A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve until comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.*

2004 OPERATING PLAN

In 2004, the Company expects total PGM production between 610,000 ounces and 625,000 ounces, approximately 430,000 ounces from the Stillwater Mine, and approximately 190,000 ounces from the East Boulder Mine, at an expected consolidated total cash cost of about $275 to $290 per ounce.

The Company's capital expenditures are expected to be approximately $81 million for 2004, approximately $52 million at the Stillwater Mine, approximately $22 million at East Boulder and approximately $6 million at the smelter and refinery in Columbus, Montana.

In the second quarter of 2004, the Columbus smelter and refinery is expected to be idled for four to six weeks for a periodic rebricking of the smelting furnace. Mine operations will continue and concentrate will be stored to be processed by year-end 2004.

The Stillwater Mine is expected to produce at an average mine rate of 1,970 tons of ore per day in 2004, as compared to an average mine rate of 2,000 tons per day in 2003. Total cash costs in 2004 are expected to be approximately $265 per ounce.

The East Boulder Mine is expected to increase production 22 percent from 2003 and operate at an average mine rate of 1,500

COMPANY **OPERATIONS**



MAP AREA
BIG TIMBER
Stillwater County
CORPORATE
HEADQUARTERS
COLUMBUS
BILLINGS
LAUREL
Yellowstone
County
LIVINGSTON
McLEOD
EAST BOULDER
MINE
Hertzler
Ranch
SMELTER
AND REFINERY
ABSAROKEE
NYE
FISHTAIL
MINE CLAIM
STILLWATER MINE
BEARTOOTH MTNS.
ROSCOE
Carbon County
Big Horn
County
Park County
RED LODGE
0
20 miles

tons of ore per day during 2004, compared to 1,247 tons per day in 2003. Total cash costs in 2004 are expected to be approximately $310 per ounce. With the continuing ramp up of the mining rate, East Boulder is expected to be mining at a rate of 1,650 tons of ore per day by year-end 2004.

The Company is considering a further ramp up of production at the East Boulder Mine over a period of time to eventually achieve its 2,000-ton per day design rate.

OUTLOOK

As this annual report goes to press, there is a near historical price difference between palladium and platinum. Considering substitutability between the two metals this difference is difficult to sustain, let alone to understand. Thus,

- *We see the auto manufacturer price shift from palladium to platinum reversed;*
- *We see auto manufacturers' inventories used down;*
- *We see auto manufacturers re-certifying or bi-certifying palladium for catalytic converters;*
- *We see the possibility of palladium in diesel catalytic converters as sulfur is eliminated from diesel fuel and with the requirement to eliminate diesel particulate matter from diesel emissions becomes mandatory;*
- *We see the fast growing Chinese auto market as a palladium opportunity;*
- *We see that, in the search for alternative fuel sources, that palladium has a significant role to play in a hydrogen economy and in fuel cell technology that is not currently well understood; and*
- *We see the price differential between platinum and palladium, and gold and palladium, generating renewed or new interest in palladium for coinage, jewelry and dental alloys.*

Thus, we see we have our work cut out for us in making palladium's potential real to its many markets and customers.

At the same time, Stillwater will continue to focus its operations on improving our safety, our productivity, and our operating margins, in developing a strong secondary business and in now being able to plan for the future.

Finally – I wish to thank our shareholders and employees, our suppliers and our customers for their support during 2003. I also wish to thank former, continuing and new directors that have served so ably. I also want to acknowledge the steadfastness of our majority shareholder, MMC Norilsk Nickel, with whom we now partner for the future. Many expected the Company might fail in its effort to stabilize and improve itself. For those who trusted, who helped, and who stood by us, we trust your patience has been rewarded and we intend to continue to build on the renewed foundations established for our Company during 2003.

FRANK MCALLISTER
Chairman and Chief Executive Officer
March 15, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________

Commission File Number 0-25090

STILLWATER MINING COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**81-0480654**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

536 EAST PIKE AVENUE, COLUMBUS, MONTANA 59019
(Address of principal executive offices and zip code)

(406) 322-8700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, $0.01 par value	The New York Stock Exchange
Preferred Stock Purchase Rights	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X]YES [ ]NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). [X]YES [ ]NO

As of March 9, 2004, assuming a price of $12.92 per share, the closing sale price on the New York Stock Exchange, the aggregate market value of shares of voting and non-voting common equity held by non-affiliates was approximately $518,138,861.

As of March 9, 2004, the company had outstanding 89,916,849 shares of common stock, par value $0.01 per share.

TABLE OF CONTENTS

GLOSSARY OF SELECTED MINING TERMS

The following is a glossary of selected mining terms used in the Form 10-K that may be technical in nature:

Adit	A horizontal tunnel or drive, open to the surface at one end, which is used as an entrance to a mine.
Anorthosite	Igneous rock composed almost wholly of the mineral plagioclase feldspar.
Assay	The analysis of the proportions of metals in ore, or the testing of an ore or mineral for composition, purity, weight, or other properties of commercial interest.
Autocatalysts	The catalytic converter used in an automobile's exhaust and pollution control system.
Close-spaced drilling	The drilling of holes designed to extract representative samples of rock in a target area.
Concentrate	A mineral processing product that generally describes the material that is produced after crushing and grinding ore and then effecting significant separation of gangue (waste) minerals from the metal and/or metal minerals, discarding the waste and minor amounts of metal and/or metal minerals leaving a "concentrate" of metal and/or metal minerals with a consequent order of magnitude higher content of metal and/or metal minerals than the beginning ore material.
Crystallize	Process by which matter becomes crystalline (solid) from a gaseous, fluid or dispersed state. The separation, usually from a liquid phase on cooling, of a solid crystalline phase.
Cut-off grade	The lowest grade of mineralized material that qualifies as ore in a given deposit. The grade above which minerals are considered economically mineable considering the following parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, smelting and refining costs, royalty expenses, by-product credits, process and refining recovery rates and PGM prices.
Decline	A gently inclined underground excavation constructed for purposes of moving mobile equipment, materials, supplies or personnel from surface openings to deeper mine workings or as an alternative to hoisting in a shaft for mobilization of equipment and materials between mine levels.
Dilution	An estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.
Drift	A major horizontal access tunnel used for the transportation of ore or waste.
Ductility	Property of solid material that undergoes more or less plastic deformation before it ruptures. The ability of a material to deform plastically without fracturing.
Fault	A fracture or a zone of fractures along which there has been displacement of the sides relative to one another parallel to the fracture.
Filter cake	The PGM-bearing product that is shipped from the refinery for the next step in the refining process.
Footwall	The underlying side of a fault, orebody, or mine working; especially the wall rock beneath an inclined vein, fault, or reef.
Gabbro	A group of dark-colored igneous rocks composed primarily of the minerals plagioclase feldspar and clinopyroxene, with minor orthopyroxene.
Grade	The average assay of a ton of ore, reflecting metal content. With precious metals, grade is expressed as troy ounces per ton of rock.
Lenticular-shaped	Resembling in shape the cross section of a double-convex lens.
Lode claims	Claiming the mineral rights along a lode (vein) structure of mineralized material on Federal land; typically lode claims are 1,500 feet in length along the trend of the mineralized material, the claim width typically being 600 feet wide.

Mafic rocks	Igneous rocks composed chiefly of dark, ferromagnesian minerals in addition to lighter-colored feldspars.
Matrix	The finer-grained material between the larger particles of a rock or the material surrounding mineral particles.
Mill	A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal. Term used interchangeably with concentrator.
Millsite claims	Claiming of Federal land for millsite purposes or other operations connected with mining lode claims. Used for nonmineralized land not necessarily contiguous with the vein or lode.
Mineral benefication	A treatment process separating the valuable minerals from the host material.
Mineralization	*The concentration of metals and their compounds in rocks, and the processes involved therein.*
Mineralized material	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
Net smelter royalty	A share of revenue paid by the company to the owner of a royalty interest. At Stillwater, the royalty is calculated as a percentage of the revenue received by the company after deducting treatment, refining and transportation charges paid to third parties, and certain other costs incurred by Stillwater in connection with processing the concentrate at the Columbus smelter.
Norite	Coarse-grained igneous rock composed of the minerals plagioclase feldspar and orthopyroxene.
Ore	That part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.
Outcrop	The part of a rock formation that appears at the earth's surfaces, often protruding above the surrounding ground.
PGM	The platinum group metals collectively and in any combination of platinum, palladium, rhodium, ruthenium, osmium, and iridium. Reference to PGM grades for the company's operations mean measured quantities of palladium and platinum only.
PGM rich matte	Matte is an intermediate product of smelting; an impure metallic sulfide mixture made by melting sulfide ore concentrates. PGM rich matte is a matte with an elevated level of platinum group metals.
Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurements are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
Recovery	The percentage of contained metal extracted from ore in the course of processing such ore.

Reef	A layer precipitated within the Stillwater Layered Igneous Complex enriched in platinum group metal-bearing minerals, chalcopyrite, pyrrhotite, pentlandite, and other sulfide materials. The J-M Reef, which the company mines, occurs at a regular stratigraphic position within the Stillwater Complex. Note: this use of "reef" is uncommon and originated in South Africa where it is used to describe the PGM-bearing Merensky, UG2, and other similar layers in the Bushveld Complex.
Refining	The final stage of metal production in which residual impurities are removed from the metal.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Secondary Materials	Spent PGM bearing materials collect for reprocessing from auto, petroleum, chemical and medicine, food and other catalysts. Additionally PGM's are sourced from scrap electronic, old jewelry, old thermo couplers and materials used in glass manufacturing process.
Shaft	A vertical or steeply inclined excavation for the purposes of opening and servicing an underground mine. It is usually equipped with a hoist at the top which lowers and raises a conveyance for handling personnel and materials.
Silica oxide rich slag	Slag is a nonmetallic product resulting from the mutual dissolution of flux and nonmetallic impurities during smelting. A silica rich slag is a smelting slag that contains a relatively high level of silica.
Sill	(1) With respect to a mine opening, the base or floor of the excavated area (stope); (2) With respect to intrusive rock, a tabular intrusive unit that is conformable with surrounding rock layers.
Smelting	Heating ore or concentrate material with suitable flux materials at high temperatures creating a fusion of these materials to produce a melt consisting of two layers with a slag of the flux and gangue (waste) minerals on top and molten impure metals below. This generally produces an unfinished product (matte) requiring refining.
Stope	An underground excavation from which ore is being extracted.
Strike	The course or bearing of a vein or a layer of rock.
Tailings	That portion of the ore that remains after the valuable minerals have been extracted.
Troy ounce	A unit measure used in the precious metals industry. A Troy ounce is equal to 31.10 grams. The amounts of palladium and platinum produced and/or sold by the company are reported in troy ounces. There are 12 troy ounces to a pound.
Ultramafic rocks	Igneous rocks composed chiefly of dark, ferromagnesian minerals in the absence of significant lighter-colored feldspars.
Vein	A mineralized zone having regular development in length, width and depth that clearly separates it from neighboring rock.
Wall rock	The rock adjacent to, enclosing, or including a vein, layer, or dissemination of ore minerals.

PART I

ITEMS 1 AND 2
BUSINESS AND PROPERTIES

INTRODUCTION AND 2003 HIGHLIGHTS

Stillwater Mining Company is engaged in the development, extraction, processing and refining of palladium, platinum and associated metals (platinum group metals or PGMs) from a geological formation in southern Montana known as the J-M Reef. The J-M Reef is the only known significant source of platinum group metals inside the United States and one of the significant resources outside South Africa and Russia. Associated by-product metals of PGMs include minor amounts of rhodium, gold, silver, nickel and copper. The J-M Reef is a narrow but extensive mineralized zone containing PGMs, which has been traced over a strike length of approximately 28 miles. The company conducts its current mining operations at the Stillwater Mine near Nye, Montana and at the East Boulder Mine near Big Timber, Montana. Both mines are located on the J-M Reef. In addition, the company operates a smelter and refinery at Columbus, Montana.

PGMs are rare precious metals with unique physical properties that are used in diverse industrial applications and in the jewelry industry. The largest use for PGMs is in the automotive industry for the production of catalysts that reduce harmful automobile emissions. Palladium is also used in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices, as well as for dental applications. Platinum's largest use is for jewelry. Industrial uses for platinum, in addition to automobile and industrial catalysts, include the manufacturing of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasoline and fuel cells.

At December 31, 2003, the company had proven and probable ore reserves of approximately 40.4 million tons with an average grade of 0.58 ounce of PGMs per ton containing approximately 23.6 million ounces of palladium and platinum at a ratio of approximately 3.6 parts palladium to one part platinum. See "Business and Properties — Ore Reserves".

2003 Highlights:

- Revenues were $240.2 million in 2003, compared with $275.6 million in 2002. The company reported a net loss of $323.3 million, or $4.77 per share in 2003 compared to net income of $31.7 million, or $0.74 per share in 2002. The 2003 net loss includes a $390.3 million asset impairment charge and a charge of $70.3 million to record a valuation allowance for the amount of the net deferred tax assets the company believes will not be utilized. The charges are non-cash and not expected to impact operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2003 Compared to Year Ended December 31, 2002."

- In 2003, the company produced a total of 584,000 ounces of palladium and platinum compared to 617,000 ounces in 2002. Total consolidated cash costs per ounce were $283 in 2003, compared with $287 in 2002. The lower consolidated cash costs per ounce were due to a decrease in operating costs primarily related to lower mining costs at the East Boulder Mine.

- On June 23, 2003, the company and MMC Norilsk Nickel (Norilsk Nickel), a Russian mining company, completed a stock purchase transaction whereby the company issued 45,463,222 shares of its common stock to Norimet Limited (Norimet), a wholly-owned subsidiary of Norilsk Nickel, representing 50.8% of the company's then outstanding shares. The company received consideration from Norimet consisting of $100.0 million in cash and 877,169 ounces of palladium valued at $148.2 million as of June 23, 2003 (see Note 12). The aggregate value of the consideration was $248.2 million as of June 23, 2003. The company was required to use 50% of the cash consideration received from Norilsk Nickel to pay down its bank loans. As contemplated by the stock purchase transaction on September 3, 2003, Norimet completed a cash tender offer at $7.50 per share to acquire 4,350,000 shares of the company's outstanding common stock. Following completion of the tender offer, Norimet owned 49,813,222 shares or 55.5% of the then outstanding common stock. As of March 9, 2004 Norimet owned 49,813,222 shares or 55.4% of the company's outstanding common stock.

For a discussion of certain risks associated with the company's business, please read "Business and Properties—Current Operations", and "—Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

HISTORY OF THE COMPANY

Palladium and platinum were discovered in the J-M Reef by Johns Manville Corporation ("Manville") geologists in the early 1970s. In 1979, a Manville subsidiary entered into a partnership agreement with Chevron U.S.A. Inc. ("Chevron") to develop PGMs discovered in the J-M Reef. Manville and Chevron explored and developed the Stillwater property and commenced underground mining in 1986.

The company was incorporated in 1992 and on October 1, 1993, Chevron and Manville transferred substantially all assets, liabilities and operations at the Stillwater property to the company, with Chevron and Manville each receiving a 50% ownership interest in the company's stock. In September 1994, the company redeemed Chevron's entire 50% ownership. The company completed an initial public offering in December 1994, and Manville sold a portion of its shares through the offering reducing its ownership percentage to approximately 27%. In August 1995, Manville sold its remaining ownership interest in the company to institutional investors. The company's common stock is publicly traded on the New York Stock Exchange (NYSE) under the symbol "SWC".

On June 23, 2003 the company completed a stock purchase transaction with Norilsk Nickel, whereby Norilsk Nickel became a majority stockholder of the company. On such date, the parties entered into a Stockholders Agreement. Under the Stockholders Agreement, among other things:

- The company's board of directors will be composed of a majority of directors who meet certain independent requirements, including the requirements of the NYSE.
- Norilsk Nickel will be able to elect a number of directors based on its proportionate ownership of the company's voting shares. No director designated by Norilsk Nickel may be an officer, employee or director of Norilsk Nickel or any of its affiliates and some of these directors must meet certain independence requirements.
- At all times there will be a number of directors on the board who are elected and replaced in a manner designed to protect their independence from Norilsk Nickel (the "Public Directors").
- Without the prior approval of a majority of the Public Directors, the company may not enter into any agreement or transaction with Norilsk Nickel or any of its affiliates or which otherwise benefits Norilsk Nickel or its affiliates in an advantageous manner over the interests of other stockholders.
- Norilsk Nickel and its affiliates may not acquire additional shares of the company, subject to certain exceptions. Norilsk Nickel and its affiliates may make an offer to acquire all or part of the company's shares with the prior written consent of a majority of the Public Directors after the Public Directors have received an opinion from an independent financial advisor regarding the fairness of the purchase to the company's other stockholders.
- Other than transfers to an affiliate under certain conditions, Norilsk Nickel is restricted from transferring its shares without the prior written consent of a majority of the Public Directors if the transfer will result in any person beneficially owning 5% or more of the company's voting shares. After the third anniversary of the Stockholders Agreement, these transfers will be permitted if certain conditions are met.

GEOLOGY OF THE J-M REEF

The Stillwater Complex, which hosts the J-M Reef ore deposit, is located in the Beartooth Mountains in south central Montana. It is situated along the northern edge of the Beartooth Uplift and Plateau, which rise to elevations in excess of 10,000 feet above sea level. The plateau and Stillwater Complex have been deeply incised by the major drainages and tributaries of the Stillwater and Boulder Rivers down to elevations at the valley floor of approximately 5,000 feet.

Geologically, the Stillwater Layered Complex is composed of a succession of ultramafic to mafic rocks derived from a large complex magma body emplaced deep in the Earth's crust an estimated 2.7 billion years ago. The molten mass was sufficiently large and fluid at the time of emplacement to allow its chemical constituents to crystallize slowly and sequentially, with the heavier mafic minerals settling more rapidly toward the base of the cooling complex. The lighter, more siliceous suites crystallized relatively slower and also settled into layered successions of norite, gabbroic and anorthosite suites. This systematic process resulted in mineral segregations being deposited into extensive and uniform layers of varied mineral concentrations.

The uniquely PGM-enriched J-M Reef and its characteristic host rock package represent one such layered sequence. The geosciences community believes that the PGM-enriched suite and other minerals characterizing the J-M Reef, accumulated at the same time and by the same mechanisms of formation as the rocks enclosing them. Over time, the orientation of a portion of the original horizontal reef and layered igneous complex was faulted an estimated 20,000 feet to the northeast and was tilted upward at angles of 50 to 90 degrees to the north by the Beartooth Uplift. Localized faulting and intrusive mafic dikes are also evident along the 28-mile strike length of exposed Stillwater Complex. The impact of these structural events is localized along the J-M Reef and may affect the percent mineable tonnage in an area, create additional dilution, or result in below cut-off grade and barren zones. The impacts on ore reserves of these events are quantified under the percent mineable discussion under "Ore Reserves." The upper portion and exposed edge of the reef complex were eroded forming the lenticular-shaped surface exposure of the Stillwater Complex and J-M Reef package evident today.

The J-M Reef package has been traced, at its predictable geologic position and with unusual gross uniformity over considerable distances within the Stillwater Complex. The surface outcrops of the reef have been examined, mapped and sampled for approximately 28 miles along its east-southeasterly course and over a known expression of over 8,200 feet vertically. That predictability of the J-M Reef has been further confirmed in subsurface mine workings of the Stillwater and East Boulder Mines and by over 21,000 drill hole penetrations.

The PGMs in the J-M Reef consist primarily of palladium, platinum and a minor amount of rhodium. The reef also contains significant amounts of iron, copper and nickel, and trace amounts of gold and silver. Five-year production figures from the company's mining operations on the J-M Reef are summarized in Part II, Item 6, "Selected Financial and Operating Data".

ORE RESERVES

As of December 31, 2003, the company's total proven and probable palladium and platinum ore reserves are 40.4 million tons at an average grade of 0.58 ounce per ton, containing 23.6 million ounces of palladium and platinum, a decrease of 7% in contained ounces from December 31, 2002.

Methodology

The company utilizes statistical methodologies to calculate ore reserves based on interpolation and extrapolation between sample points. These sample points consist of surface and underground diamond drilling with sample spacings between 50 and 100 feet for proven reserves and up to 1,000 feet for probable reserves. The maximum extrapolation distance for reserves is 1,000 feet horizontally and in depth from sample points. This extrapolation is based on the known continuity of the J-M Reef and geostatistical confirmation of the basis for the projection of zones of influence from sample points. Extrapolation and interpolation is limited by modifying factors including geologic evidence, economic criteria and mining constraints. All sample points within the ore reserve area are utilized in determining the ore reserves. The proven reserve estimate utilizes geostatistical and modeling software to provide estimates of tonnages and contained ounces. The probable reserve estimate also utilizes geostatistical methods to provide estimates of tonnages and contained ounces.

SEC Guidelines

The United States Securities and Exchange Commission (SEC) has established guidelines contained in Industry Guide No. 7 to assist registered companies as they estimate ore reserves. These guidelines set forth technical, legal and economic criteria for determining whether the company's ore reserves can be classified as proven and probable.

The SEC's economic guidelines have not historically constrained the Company's ore reserves, and did not constrain the ore reserves at December 2003. Under these guidelines, ore may be classified as proven or probable if extraction and sale result in positive cumulative undiscounted cash flow. Pursuant to Industry Guide No. 7, industry practice and guidance provided by the SEC on the selling price for purposes of this analysis is based on either the historical trailing 12-quarter average combined PGM market price or the current PGM market price. In testing ore reserves at December 31, 2003, the company applied the trailing 12-quarter combined average PGM market price of $428 per ounce, based upon a palladium price of $379 per ounce and platinum price of $586 per ounce.

Results

The December 31, 2003, ore reserves were reviewed by Behre Dolbear & Company, Inc. ("Behre Dolbear"), independent consultants, who are experts in mining, geology and ore reserve determination. The company has utilized Behre Dolbear to carry out independent reviews and inventories of the company's ore reserves since 1990. Behre Dolbear has consented to be a named expert herein. See "Business and Properties — Risk Factors — Ore reserves are very difficult to estimate and ore reserve estimates may require adjustment in the future; changes in ore grades could materially impact the company's production and reported results."

Proven and Probable Ore Reserves

	DECEMBER 31, 2003			DECEMBER 31, 2002		
	TONS (000's)	AVERAGE GRADE (OUNCE/TON)	CONTAINED OUNCES (000's)	TONS (000's)	AVERAGE GRADE (OUNCE/TON)	CONTAINED OUNCES (000's)
Stillwater Mine (2), (3)						
Proven Reserves	2,052	0.68	1,387	2,490	0.71	1,777
Probable Reserves	15,428	0.65	10,073	17,443	0.68	11,803
Total Proven and Probable Reserves (1)	17,480	0.66	11,460	19,933	0.68	13,580
East Boulder Mine (2), (3)						
Proven Reserves	660	0.43	285	648	0.48	308
Probable Reserves	22,248	0.53	11,854	21,359	0.53	11,386
Total Proven and Probable Reserves (1)	22,908	0.53	12,139	22,007	0.53	11,694
Total Company Reserves (2), (3)						
Proven Reserves	2,712	0.62	1,672	3,138	0.66	2,085
Probable Reserves	37,676	0.58	21,927	38,802	0.60	23,189
Total Reserves (1)	40,388	0.58	23,599	41,940	0.60	25,274

The company's proven ore reserves are generally expected to be extracted utilizing the existing mine infrastructure. Additional capital expenditures will be required to extract the company's probable ore reserves.

(1) Reserves are defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation. The proven and probable reserves reflect variations in the PGM content and structural impacts on the J-M Reef. These variations are the result of localized depositional and structural influences on the distributions of economic PGM mineralization. Areas within the reserve boundaries of the two mines include areas where as little as 7% and up to 100% of the J-M Reef is economically mineable. There are significant portions of the reef that are known to be barren. The reserve estimate gives effect to these assumptions. See "Business and Properties — Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Future Results and Financial Condition."

(2) Expressed as palladium plus platinum in-situ ounces per ton at a ratio of 3.6 to 1. Stillwater Mine is at a 3.4 to 1 ratio and the East Boulder Mine is 3.7 to 1.

(3) The proven and probable reserves represent in-situ contained ounces as determined by geostatistical estimation methodologies. Several mining and processing losses must be deducted to arrive at the estimated recoverable ounces.

Discussion

The company's proven and probable ore reserve above shows a 7% decrease in contained ounces from December 31, 2002. The decrease is due to several factors:

- A net increase of 4% in contained ounces of ore reserves at the East Boulder Mine due to favorable definition drilling and development activities during 2003, offset by,
- A 16% decrease in contained ounces of ore reserves at the Stillwater Mine related to:
  - Adjustments in probable estimation factors, mine planning and economic factors resulting in reductions or reclassification of peripheral areas to mineralized material coupled with a net reduction in mined production versus ore reserve additions from drilling and development activities during 2004.
  - Modifications to the method used in estimating mineable ore tons and grade. In 2003, the company began using a full three-dimensional model to define the orebody. The company believes this is a more accurate method of extrapolating drill hole and geologic information.
  - Additional minor reductions due to changes in reserve estimation techniques.

The economic analysis with respect to 2003 included testing the potential ore reserves at various commodity prices. The results of this analysis identified the following relationships between prices and reserves as of December 31, 2003. Such relationship may vary with future ore reserves determinations.

The analysis shows that at a combined average price for palladium and platinum above approximately $340 per ounce reserves are bounded by geologic certainty and do not continue increasing. The company has not tested the reserves beyond the level shown because of the expense of access and drilling to establish reserves and because of the extensive life of a 23.6 million ounce reserve. At a combined long-term average price for palladium and platinum below approximately $340 per ounce, reserves are constrained by economics and are estimated to decrease as shown.



Reserve to Price Sensitivity
Millions of ounces
30
25
20
15
10
5
-
$250
$300
$350
$400
$450
Weighted Average Palladium & Platinum Market Price

IMPAIRMENT CHARGE

The company follows Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Future cash flows include estimates of recoverable ounces, PGM prices (considering current and historical prices, long-term sales contract prices, price trends and related factors), production levels, capital and reclamation expenditures, all based on life-of-mine plans and projections.

The company disclosed in its quarterly report on Form 10-Q for the quarter ended September 30, 2003 that a continuation of palladium prices, at then low levels, would lead to asset impairment writedowns and a reduction of ore reserves which could be material. The company disclosed that the timing of such writedown or reduction in ore reserves would be evaluated in light of palladium prices and other matters.

Ore reserves are determined on an annual basis, and concurrently, mine plans and operating budgets are updated. The East Boulder Mine ore reserve at year-end 2003 increased 4% in contained ounces from that reported at year-end 2002. However, the Stillwater Mine ore reserve at year-end 2003 decreased 16% in contained ounces from that reported at year-end 2002. Overall the company's estimated contained ounces declined by 7%. The company's ore reserve determination for 2003, calculated at December 31, 2003, was ultimately bounded by geologic certainty and largely unaffected by price. Instead, the 2003 changes were adjustments for material mined, additions for extension of mine workings and drilling during 2003 and changes in mine plans.

The year-end 2003 change in ore reserves at the Stillwater Mine prompted an impairment review of the carrying values of the company's mine properties. The review determined that company investments in property, plant and equipment at the Stillwater Mine and East Boulder Mine were impaired. Consequently, the company performed a fair market value assessment of the assets and recorded an asset impairment charge of $390.3 million reducing the carrying value of the properties to their fair market value, as required. The impairment charge consists of $176.7 million at the Stillwater Mine, $178.0 million at the East Boulder Mine and $35.6 million at the processing and other facilities, reducing the carrying value of Stillwater Mine to $228.6 million, East Boulder Mine to $150.0 million and the processing and other facilities to $40.9 million. The company engaged an independent appraiser, Behre Dolbear, who utilized traditional mine valuation techniques including discounted cash flow analysis for purposes of determining fair market value.

The resulting net carrying value of the company's mining assets as of December 31, 2003 and 2002 is as follows:

(in thousands)	2003 Before Impairment Charge	2003 Impairment Charge	2003 Net Book Value	2002 Net Book Value
Stillwater Mine	$ 405,331	$ 176,739	$ 228,592	$ 385,317
East Boulder Mine	328,053	178,036	150,017	328,974
Processing Assets	71,343	34,761	36,582	76,049
Other Assets	5,096	759	4,337	3,679
	$ 809,823	$ 390,295	$ 419,528	$ 794,019

The reduction in carrying value of these mining assets is not expected to impact the company's employees, mine operations, smelting and refinery operations, delivery of PGMs to customers or compliance with the covenants of the company's bank credit facility.

Assumptions underlying future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and market conditions such as PGM prices, lower than expected recoverable ounces, and/or the company's operating performance could have a material effect on the company's determination of ore reserves, or its ability to recover the carrying amounts of its long lived assets resulting in potential additional impairment charges.

CURRENT OPERATIONS

The company's original long-term deposit development strategy and certain elements of its current planning and mining practices on the J-M Reef were founded with initial feasibility and engineering studies conducted in the 1980's. Initial mine designs and practices were established in response to available technologies and the particular characteristics and challenges of the J-M Reef ore deposit. The company's current development plans, mining methods and ore extraction schedules are designed to provide systematic access and development of the ore deposit within the framework of current and forecast economic, regulatory and technological considerations as well as the specific characteristics of the J-M Reef ore deposit. Some of the challenges specific to the development of the J-M Reef include:

- Surface access limitations (property ownership and environmental sensitivity)
- Topographic and climatic extremes involving rugged mountainous terrain and substantial elevation differences
- Specific characteristics of the mineralized zone (narrow – average width 5 feet, and long – approximately 28 miles in length)
- Downward angle of mineralized zone dipping from near vertical to 38 degrees
- A deposit which extends both laterally and to depth from available mine openings
- Probable ore reserves extend for a lateral distance of approximately 32,000 feet at the Stillwater Mine and approximately 17,000 feet at the East Boulder Mine — a combined distance of approximately 9.3 miles.

STILLWATER MINE

The company wholly owns and performs underground mining operations at the Stillwater Mine, near Nye, Montana. The mining operation accesses, extracts and processes PGM ores from the eastern portion of the J-M Reef from mine openings located in the Stillwater Valley. In addition, the company owns and maintains ancillary buildings that contain the concentrator, shop and warehouse, changing facilities, headframe, hoist house, paste plant, water treatment, storage facilities and office. All structures and tailings management facilities are located within a 2,450 acre Stillwater Mine Operating Permit area. Ore reserves developed at the Stillwater Mine are controlled by patented mining claims either leased or owned outright by the company. The mine is located approximately 85 miles southwest of Billings, Montana and is accessed by a paved road. The mine has adequate water and power from established sources. See "Business and Properties — Risk Factors."

The Stillwater Mine accesses and has developed a 5.6-mile segment of the J-M Reef, between the elevations of 7,000 and 2,900 feet above sea level. Access to the ore at the Stillwater Mine is accomplished by means of a 1,950-foot vertical shaft and by a system of horizontal adits and drifts driven parallel to the strike of the J-M Reef at vertical intervals of between 200 feet and 300 feet. Seven main adits have been driven from surface portals on the west and east slopes of the Stillwater Valley at various elevations between

5,000 and 5,900 feet above sea level. Five principal levels have been developed below the valley floor by ramping down from the 5,000-foot level to extract ore from the reef down to the 3,800-foot elevation. Four additional major levels below the 5,000-foot level are accessed principally from a vertical shaft and shaft ramp system. The company is currently developing a decline system from the 3,200-foot elevation to access and develop deeper areas in the central part of the mine below those currently serviced by the existing shaft.

The 1,950-foot vertical shaft was constructed between 1994 and 1997 as part of the company's plan to increase output from 1,000 to 2,000 tons of ore per day and was sunk adjacent to the concentrator to increase efficiency of the operation. Ores and any waste rock to be transported to the surface from the off-shaft and deeper areas of the mine are crushed prior to being hoisted up the shaft. The production shaft and underground crushing station reduced haulage times and costs, improved the material handling of ore and waste and improved the grinding capabilities of the concentrator. Ore from those areas above the 5,000-foot west elevation is hauled to the surface by train. Waste not used for backfill in underground excavations is transported to the surface and used in the rock embankment of the tailings dam or placed in the permitted waste rock disposal sites.

The Stillwater Mine currently uses its 28 footwall laterals and 6 primary ramps and vertical excavations to provide personnel and equipment access, supply haulage and drainage, intake and exhaust ventilation systems, muck haulage, backfill plant access, powder storage and/or emergency egress. The footwall lateral and primary ramp systems will continue to provide support of production and ongoing development activities. In addition, certain mine levels are required as an integral component of the ventilation system and serve as required intake and or exhaust levels, or as parallel splits to maintain electrical ventilation horsepower balance and to meet Mine Safety and Health Administration ("MSHA") requirements. In addition, MSHA regulations contain requirements for alternate (secondary) escapeways from mine workings. These levels, in addition to comprising critical functional components of the ventilation and escapeway system, serve as permanent mine service and utility infrastructure for road and rail transportation, dewatering and backfill pumping facilities designed and intended to be used for the life of the mine.

Prior to 1994, almost all of the company's mining activities utilized "cut-and-fill" stoping methods. This method extracts the orebody in ten-foot high horizontal cuts. The open space created by the extraction of each cut is filled with waste rock and coarse concentrator tailings and becomes the floor for the next level of mining as the process moves upward. Commencing in 1994, the company introduced two mechanized mining methods: "ramp-and-fill" and "sub-level stoping". Ramp-and-fill is a mining method in which a succession of horizontal cuts are extracted from the orebody using mobile equipment. Access to the orebody is from ramps driven in or adjacent to the orebody allowing the use of hydraulic drills and load-haul-dump equipment. Sub-level stoping is a mining method in which blocks of the reef approximately 50 feet high and up to 75 feet in length are extracted in 30-foot intervals utilizing mobile electric hydraulic long-hole drills and remote control rubber tired load-haul-dump equipment. The reef is mined in a retreat sequence and mined out areas are filled with development waste. Mechanized mining accounted for approximately 93% of total tons mined in 2003. The company determines the appropriate mining method to be used on a stope-by-stope basis.

The company processes ore from the Stillwater Mine through a concentrator plant adjacent to the Stillwater Mine shaft. The mill has an approximate capacity of 3,000 tons per day. Ore is fed into the concentrator, mixed with water and ground to a slurry in the concentrator's mill circuit to liberate the PGM-bearing sulfide minerals from the rock matrix. Various reagents are added to the slurry to separate the valuable sulfides from the waste rock in a flotation circuit. In this circuit, the sulfide minerals are floated, recycled, reground and refloated to produce a concentrate suitable for further processing. The flotation concentrate, which represents approximately 1.5% of the original ore weight, is filtered and transported in bins approximately 46 miles to the company's metallurgical complex in Columbus, Montana. Approximately 55% of the tailings material from this process is returned to the mine and used for backfill to provide a foundation upon which additional mining activities can occur. The balance is placed in tailings containment areas. No additional steps are necessary to treat any tailings placed back into the mine. Tailings placed into the impoundment areas require no additional treatment and are disposed of pursuant to the company's operating permits. Mill recovery of PGM's was 91%, 90% and 90% in 2003, 2002 and 2001, respectively.

In 1998, the company received an amendment to its existing operating permit which provided for the construction of a lined tailings impoundment that would serve the Stillwater Mine for approximately the next 30 years. Construction commenced on the tailings impoundment in 1999 and was completed and placed into operation in late 2000. See "Business and Properties — Current Operations — Regulatory and Environmental Matters — Permitting and Reclamation".

During 2003, the Stillwater Mine produced approximately 428,000 ounces of palladium and platinum, compared to approximately 492,000 ounces in 2002 and approximately 504,000 ounces in 2001. See "Selected Financial and Operating Data." The Stillwater Mine's total cash costs were $262 per ounce in 2003 compared to $263 per ounce and $264 per ounce in 2002 and 2001, respectively.

EAST BOULDER MINE

The East Boulder Mine is located in Sweet Grass County, Montana and provides access to the western portion of the J-M Reef.

The mine is fully permitted independent of the Stillwater Mine and serves as a second access to the J-M Reef. Surface facilities for the East Boulder Mine are situated on unpatented mill site claims maintained on federal lands administered under the Gallatin National Forest. All facilities are wholly owned and operated by the company. Proven and probable ore reserves for the mine are controlled by patented mining claims owned by the company. The mine is located approximately 32 miles southeast of Big Timber, Montana, and is accessed by a public road. All surface facilities including the tailings management complex are located within a 977-acre operating permit area. Development of the mine commenced in 1998 and consists of underground mine development and surface support facilities, including a concentrator, shop and warehouse, changing facilities, storage facilities, office and tailings management facility. The mine commenced commercial production effective January 1, 2002.

The J-M reef is accessed by two 18,500-foot, 15-foot diameter tunnels. The access tunnels intersect the orebody at an elevation 6,450 feet above sea level. The orebody is currently developed by three levels of footwall lateral drives parallel to the orebody totaling approximately 16,700 feet, and by two primary ramps totaling approximately 6,400 feet. The orebody is accessed vertically by ramp systems driven approximately every 1,200 feet along the length of the deposit. The predominant mining methods are sub-level stoping and ramp-and-fill mining methods. During the first half of 2002, a sand fill plant was constructed and commissioned underground to facilitate the application of the cut-and-fill mining method to portions of the orebody.

The ore is transported by rail haulage to the surface and processed through a concentrator plant, which has a capacity of 2,000 tons per day, in which the ore is mixed with water and ground to a slurry in the concentrator's mill circuit to liberate the PGM bearing sulfides from the rock matrix. Similar with the process at the Stillwater Mine, reagents are then added to the slurry to separate the valuable sulfide from the waste rock in a flotation circuit. The sulfide minerals are floated, recycled, reground and refloated to produce a concentrate. The flotation concentrate, which represents 1.9% of the original ore weight, is filtered and transported in bins approximately 90 miles to the company's metallurgical complex in Columbus, Montana. Approximately 53% of the tailings material from this process is returned to the mine and used for backfill to provide a foundation upon which additional mining activities can occur. The balance is placed in tailings containment areas. No additional steps are necessary to treat any tailings placed back into the mine. Tailings placed into the impoundment areas require no additional treatment and are disposed of pursuant to the company's operating permits. The impoundment area has an estimated life of approximately 20 years at the original planned production and processing rate of 2,000 tons per day. Mill recovery of PGM's was 89% and 88% in 2003 and 2002, respectively.

During 2003, the East Boulder Mine produced approximately 156,000 ounces of palladium and platinum, compared to approximately 125,000 ounces in 2002. During 2001, the mine recovered approximately 22,000 ounces of PGM's generated from construction and development activities. Proceeds of $7.1 million received from the sale of this material were credited against capitalized mine development during 2001. The East Boulder Mine's total cash costs were $343 per ounce in 2003 compared to $381 in 2002 due to higher production levels and cost reduction programs. See "Selected Financial and Operating Data."

EXPLORATION AND DEVELOPMENT ACTIVITIES

The J-M Reef has been explored from the surface along its entire 28-mile strike length by surface sampling and drilling. Surface exploration drilling consists of an array of over 900 drill holes with a maximum horizontal spacing between holes of 1,000 feet. Exploration activities have also included driving and underground drilling from two exploratory adits, the West Fork Adit and the Frog Pond Adit. Comprehensive evaluation of PGM mineralization encountered in the J-M Reef has allowed delineation of probable reserves adjacent to the Stillwater and East Boulder Mines and confirmation of the existence of mineralized material over much of the remaining strike length. Exploration to date has defined sufficient probable reserves to sustain mining for a number of years in the future. It is the company's practice to systematically convert its established probable reserves to the proven category coincident with planned advances of underground development. The company's exploration focus is on its current delineated PGM reserves and adjacent mineralization along the J-M Reef within the company's mining claims rather than the exploration of other mineral occurrences within the Stillwater Complex or at other prospective mineral properties. Consequently, exploration does not presently represent a significant expenditure for the company.

As part of the company's ongoing development activities, it continues to convert its established probable ore reserves to proven ore reserves through the lateral and vertical development of the Stillwater and East Boulder Mines. These ongoing activities involve the construction of mine development workings to access established ore reserves and the continuous advancement of definition drilling, engineering and mine plans to replace depleted ore reserves. During 2003, 2002, and 2001, $48.8 million, $43.9 million and $86.1 million respectively, were incurred in connection with capitalized mine development and are included in total capital expenditures.

Diagrams of the Stillwater and East Boulder Mines as currently developed and as planned to be developed in the future are as follows:


Stillwater Mine Area - Current and Future Development 12-31-2003
Current Developed State
Future Developed State
Proven & Probable Reserve Boundaries
3,000 ft
1,000 ft
SCALE IN FEET


Proven & Probabale Reserve Outlines - December 31, 2003
East Boulder Mine Area - Current and Future Development
Current Developed State
Future Developed State
Proven + Probable Reserve Boundary
9,500
8,500
7,500
6,500
5,500
Proven Reserve Boundary
SCALE IN FEET
0
5,000
10,000
79,000
75,000
71,000
67,000
63,000
59,000
55,000

METALLURGICAL COMPLEX

Smelter. The company owns the land and a smelter plant located in Columbus, Montana. Concentrates from the mine sites are fed to a 5.0-megawatt electric furnace, where the concentrates are melted and separated into a silica oxide rich slag and a PGM rich matte. The matte is tapped from the furnace and granulated. The granulated furnace matte is re-smelted in a top blown rotary converter (TBRC), which separates iron from the converter matte. The converter matte is poured from the TBRC, granulated and transferred to the refinery for further processing. The granulated converter matte, approximately 10% of the original smelter feed weight, consists of copper and nickel oxides containing about 2% PGMs.

The gasses released from the smelting operations are routed through a gas/liquid scrubbing system, which removes approximately 99.8% of the sulfur dioxide. Spent scrubbing solution is treated in a process that converts the sulfur dioxide to gypsum, or calcium sulfate, and regenerates clean scrubbing solution. The gypsum is used by local farmers as a soil amendment.

The smelting facility consists of an electric arc furnace, two TBRC's, a granulator and gas handling and solution regeneration systems. Smelter capacity is 100 tons of concentrate per day.

Refinery. The company's refinery is on property it owns adjacent to the smelter in Columbus, Montana. The refinery utilizes the patented Sherritt Process, whereby sulfuric acid is used to dissolve the nickel, copper, cobalt and iron from the converter matte. This process upgrades the converter matte product substantially from 2% PGMs to 55-60% PGMs.

In the refinery, minor amounts of by-product copper, nickel, cobalt, and other metals are separated from the PGM bearing converter matte and marketed as by-products. Iron is precipitated from an iron-copper-nickel-cobalt solution and is returned to the smelter to be processed and removed in the slag. A nickel crystallizer circuit produces a crystalline nickel sulfate by-product containing minor amounts of cobalt which is marketed into sales contracts with a company in Canada. A copper electrowinning circuit removes copper from solution as cathode copper which is marketed into sales contracts with companies in the U.S.

A PGM rich filter cake, which also contains minor amounts of gold and silver, is shipped to precious metals refineries in New Jersey and California and the metals are returned to of the company's account as 99.95% sponge after approximately 18-35 days. The refined metal is then available for delivery to the company's customers. The company pays its refiners a refining charge in United States dollars per ounce for the toll processing of the refinery filter cake.

During 2003, 2002 and 2001, total by-product sales were approximately $12.1 million, $10.6 million and $8.2 million, respectively, and were credited against production costs.

The Columbus Smelter and Refinery complex is planned to be idled for four to six weeks in the second quarter 2004 for a periodic re-bricking of the smelting furnace. Mine operations will continue during the re-bricking with concentrate production stored for processing following the restart of the smelter. Concentrate accumulated during the re-bricking is expected to be processed by year-end 2004.

SECONDARY MATERIALS PROCESSING

Secondary PGM metals contained in spent catalytic converter material are processed by the company through its metallurgical complex. A sampling facility for secondary materials is used to crush and sample spent autocatalysts prior to being blended for smelting in the electric furnace. The spent autcatalytic material is sourced primarily from automobile repair shops and automobile yards that disassemble old cars for the recycling of their parts. Spent petroleum refining catalysts are also processed by the company.

The company has been processing small spot shipments of spent autocatalysts since 1997. In October 2003, the company entered into a long-term metal sourcing agreement with Power Mount Incorporated of Somerset, Kentucky under which it will contractually purchase secondary metals for recycling.

The net proceeds from the processing of recycled autocatalysts in 2003, 2002 and 2001 reduced production costs by approximately $0.9 million, $1.0 million and $2.0 million, respectively.

OTHER PROPERTIES

The company owns a 17,600 square foot warehouse facility and also leases 10,100 square feet of office space in buildings in Columbus. The annual lease expense for the executive offices in Columbus, Montana is approximately $61,500 per year. The company believes that its existing facilities are adequate to service current production levels. The company also owns parcels of rural land in Stillwater and Sweetgrass Counties, Montana near its mine sites totaling approximately 3,364 acres and additional properties in Columbus and Big Timber, Montana which are used as support facilities. All of the company's fee properties are subject to a mortgage in favor of the company's credit facility.

CREDIT AGREEMENT

In February 2001, the company entered into a $250 million credit facility with a syndicate of financial institutions which replaced a previous $175 million bank facility. The credit facility has been amended or waivers have been obtained seven times with the most recent amendment effective March 20, 2003. The credit facility provides for a $65 million five-year term loan facility (Term A), a $135 million seven-year term loan facility (Term B) and a $25 million revolving credit facility (reduced from $50 million at the company's request as of March 20, 2003). Amortization of the term loan facilities commenced on March 31, 2002.

Pursuant to the terms of the credit facility, the company was required to apply $50.0 million of the $100.0 million cash proceeds received in the Norilsk Nickel transaction (see Note 12) to prepay its term loans. Consequently, the Term A facility was paid in full on June 30, 2003. In addition, in accordance with the terms of the credit agreement, the company is required to offer 50% of the net proceeds from the sale of palladium inventory received in the Norilsk Nickel transaction (see Note 12) to further prepay its term loans. Accordingly, $74.1 million of the long-term debt has been classified as a current liability. The lenders are not obligated to accept the offer for prepayment. If lenders do not accept the prepayment, the company retains the cash but the availability under the revolving credit facility is reduced by the amount of the prepayment not accepted. The Term B facility final maturity date is December 31, 2007. The final maturity date of the revolving credit facility is December 30, 2005.

As of December 31, 2003, the company has $128.5 million outstanding under the Term B facility, bearing interest at a variable rate of 7.25%. The schedule of principal payments on the amounts outstanding as of December 31, 2003, without regard to the possible sale of the inventory received in connection with the Norilsk Nickel transaction, is as follows:

Year ended December 31, (in thousands)	Term B facility
2004	$ 1,350
2005	1,350
2006	60,750
2007	65,002
Total	$ 128,452

During 2003, the company obtained a letter of credit in the amount of $7.5 million and carries an annual fee of 4.0%, which reduces amounts available under the revolving credit facility at December 31, 2003. The revolving credit facility requires an annual commitment fee of 0.5% on the remaining unadvanced amount. Of the $25 million revolving credit facility, $17.5 million remains available to the company. This revolving credit facility will be reduced in circumstances where lenders are offered a prepayment but do no accept the prepayment. (see above)

The loans are required to be prepaid from excess cash flow, proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions. Proceeds of the term loan facility were used to finance a portion of the company's expansion plan. Proceeds of the revolving credit facility are being used for general corporate and working capital needs. The Term B credit facility bears interest at LIBOR, subject to a 2.5% minimum, plus a margin of 4.75% or an alternate base rate plus a margin of 3.25%. Substantially all the property and assets of the company and the stock of the company's subsidiaries are pledged as security for the credit facility.

Covenants in the credit facility include restrictions on: (1) additional indebtedness; (2) payment of dividends or redemption of capital stock; (3) liens; (4) investment, acquisitions, dispositions or mergers; (5) transactions with affiliates; (6) capital expenditures (other than those associated with the company's mine plan); (7) refinancing or prepayment of subordinated debentures; (8) changes in the nature of business conducted or ceasing operations at the principal operating properties; and (9) commodities hedging based upon annual palladium and platinum production. The company is also subject to financial covenants including a debt to operating cash flow ratio, a debt service coverage ratio and a debt to equity ratio.

Events of default in the credit facility include: (1) a cross-default to other indebtedness of the company; (2) any material modification to the life-of-mine plans; (3) a change of control of the company other than the Norilsk Nickel transaction (see Note 12); (4) the failure to maintain agreed-upon annual PGM production levels; (5) any breach or modification of any of the sales contracts. The company anticipates it will refinance the credit facility during 2004. The company is in compliance with its debt covenants at December 31, 2003.

PGM SALES AND HEDGING ACTIVITIES

Mine Production:

Palladium, platinum, rhodium and gold are sold to a number of consumers and dealers with whom the company has established trading relationships. Refined PGMs of 99.95% purity in sponge form are transferred upon sale from the company's account at third party refineries to the account of the purchaser. By-product metals are purchased at market price by customers, brokers or outside refiners.

During 1998, the company entered into three supply contracts with its customers that contain guaranteed floor prices for metal delivered. In late 2000 and in 2001, the company amended these contracts to extend the terms and to modify the pricing mechanisms.

One of these contracts applies to the company's production through December 2010, one through December 2006 and the other contract is estimated to be completed in 2007. Under the contracts, the company has committed between 80% to 100% of its palladium production and between 70% to 80% of its platinum production. Metal sales are priced at a modest discount to market. The remaining production is not committed under these contracts and remains available for sale at prevailing market prices. The contracts provide for floor and ceiling price structures as summarized below:

	PALLADIUM				PLATINUM			
Year	% of Production	Avg. Floor Price	% of Production	Avg. Ceiling Price	% of Production	Avg. Floor Price	% of Production	Avg. Ceiling Price
2004	100%	$371	39%	$644	80%	$425	16%	$856
2005	100%	$355	31%	$702	80%	$425	16%	$856
2006	100%	$339	24%	$801	80%	$425	16%	$856
2007	100%	$360	19%	$975	70%	$425	14%	$850
2008	80%	$385	20%	$975	70%	$425	14%	$850
2009	80%	$380	20%	$975	70%	$425	14%	$850
2010	80%	$375	20%	$975	70%	$425	14%	$850

At March 9, 2004, the London PM Fix market prices for palladium and platinum were $256 and $895 per ounce, respectively. The sales contracts provide for adjustments to ounces committed based on actual production. The sales contracts contain termination provisions that allow the purchasers to terminate in the event the company breaches certain provisions of the contract and the breach is not cured within periods ranging from 10 to 30 days of notice by the purchaser. The long-term sales contracts are not subject to the requirements of SFAS No. 133 as the contracts qualify for the normal sales exception provided in SFAS No. 138 since they will not settle net and will result in physical delivery. The floors and ceilings embedded within the long-term sales contracts are treated as part of the host contract, not a separate derivative instrument, and are therefore also not subject to the requirements of SFAS No. 133. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The percentage of the company's sales ounces that were made pursuant to modified pricing mechanisms are summarized below:

	2003	2002	2001
Floor Pricing	67%	38%	13%
Market Pricing	26%	54%	61%
Ceiling Pricing	7%	8%	26%
Forward Pricing	—	—	—

The company has historically entered into hedging agreements from time to time to manage the effect of price changes in palladium and platinum on the company's cash flow. Hedging activities consist of fixed forwards for future deliveries of specific quantities of PGMs at specific prices, the sale of call options and the purchase of put options and financially settled forwards. Gains or losses can occur as a result of hedging strategies. Hedging gains of $9.2 million and $5.5 million were realized in 2002 and 2001, respectively. No hedging gains or losses were realized in 2003.

During 2003, the company entered in fixed forwards that were accounted for as cash-flow hedges. These sales of metals from processing secondary materials are sold forward at the time of receipt and delivered against the cash flow hedges when the ounces are recovered. All of these transactions settle in the first three months of 2004. The unrealized loss on these instruments due to changes in metal prices at December 31, 2003 was $0.9 million ($0.5 million net of tax). The company has credit agreements with its major trading partners that provide for margin deposits in the event that forward prices for metals exceed the company's hedge contract prices by a predetermined margin limit.

Palladium acquired in connection with Norilsk Nickel transaction:

During 2003, the company entered into negotiations for the sale of the 877,169 ounces of palladium, which constituted a portion of the payment received from Norilsk Nickel when it acquired its initial 51% interest in the Company. In the first quarter of 2004, the company announced that it had entered into contracts or had reached understandings, under which all of the palladium will be sold, at close to market prices at the time of sale, over a period of two years primarily for use in automobile catalytic converters.

TITLE AND ROYALTIES

The company holds 995 patented and unpatented lode or millsite claims covering approximately 16,000 acres along the J-M Reef mineral zone and on adjacent federal lands utilized for the company's operations facilities. The company believes that approximately 130 of these claims cover 100% of the known apex of the J-M Reef. The remainder of the company's unpatented claims either adjoin the apex of the J-M Reef or secure sites for surface operations. Prior to the moratorium on processing new applications for mining claim patents, the company had leasehold control on 1 patented claim under the Mouat Agreement, had been granted patents on 34 of its own claims (a combined total of 735 acres), and had 33 patent applications pending on 135 additional mining claims covering an area of 2,249 acres. The applications included claims owned directly by the company or held by the company in leasehold. During the fourth quarter of 2001, 31 new patents were issued to the company for 126 mining claims covering 2,126 acres. At year end 2001, patents had been issued for all submitted applications involving the claims owned directly by the company. In a decision dated April 30, 2002, the Montana State Office of the Bureau of Land Management rejected two mineral patent applications submitted prior to July 13, 1993 covering 123 acres in 9 mining claims held by the company in leasehold under the Mouat Agreement. The company has joined with the Mouat interests in appealing the decision to the U.S. Department of the Interior Board of Land Appeals (IBLA). In the event the decision is upheld, the 9 original claims will revert to unpatented mining claim status. The company does not believe that the final decision will have any adverse affect on the company's operations or interest under the Mouat Agreement. The company presently maintains 825 active unpatented mining and millsite claims. Unpatented mining claims may be located on lands open to mineral appropriation and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and claims are more commonly subject to challenges of third parties, regulatory or statutory changes, or contests by the federal government. The validity of an unpatented mining claim or millsite claim, in terms of establishing and maintaining possessory rights, depends on strict compliance with a complex body of federal and state statutory and decision law regarding the location, qualifying discovery of valuable minerals, occupancy and beneficial use by the claimant.

Of the company's 995 controlled claims, 869 are subject to royalties, including 711 subject to a 5% net smelter royalty payable to Newmont Capital Limited, 56 subject to a 0.35% net smelter royalty payable to the Mouat family, and 102 subject to both royalties. During 2003, 2002 and 2001, the company incurred royalty expenses of approximately $6.0 million, $6.9 million and $7.0 million, respectively. At December 31, 2003, 100% of the company's proven and probable ore reserves were secured by either its 161 patented mining claims or the 9 first-half certified claims pending the appeal ruling by the IBLA. Processing facilities at the East Boulder Mine are situated on 127 validated unpatented millsite claims.

SAFETY

Mining operations are conducted at the Stillwater Mine and at the East Boulder Mine and involve the use of heavy machinery and drilling and blasting in confined spaces. The pursuit of safety excellence at the company continues with the implementation of the company's G.E.T. (Guide, Educate and Train) Safe safety and health management systems. Efforts have focused on accident prevention seeking opportunities for safer mining methods and increased employee awareness and training. Areas of specific focus included enhanced work place examinations, joint union and management safety committees, critical task analysis and implementation of measurable safety standards. Employee led focus teams were successful in solving many safety related challenges. The company will continue to utilize focus teams to address specific safety and health related issues. The company has partnered with MSHA on several occasions for purposes of education, training, research, and technology sharing. As a result of this partnership, several breakthrough results were created. Most noteworthy were the completion of a jointly created training seminar for MSHA inspectors and Stillwater supervisors as well as study and research efforts for reducing employee exposures to noise and diesel particulate matter.

During 2003, special attention to the safety performance of underground mining crews at the Stillwater Mine resulted in an improvement in incidence rate of 13%. This improvement was offset by a rise in incident rates for Stillwater Mine non-mining crews and an increased incident rate at the East Boulder Mine. The metallurgical complex in Columbus, Montana continued to maintain a low incidence rate while being recognized by the Montana Department of Labor and Industry as a leader in workplace safety. The smelter was the recipient of their tenth SHARPS Award and the refinery received their sixth. The SHARPS program recognizes employers who have demonstrated exemplary achievements in workplace safety and health. By meeting the SHARPS inspection requirements, these facilities may be exempt from general Occupational Safety and Heath Administration (OSHA) inspections for one year. The company's total incidence rate through 2003, excluding contractor hours, was 8.0 for every 200,000 man hours worked as compared to 7.7 for 2002 and 10.1 for 2001.

Safety performance continues to be an organizational focus. Consistent and sustained improvement is expected to be realized through increased safety accountability at all levels of the organization, auditing of workplace standards and practices and increased opportunities for employee involvement and participation.

EMPLOYEES

As of December 31, 2003 and 2002, the company had 1,540 and 1,575 employees, respectively, in the following areas:

SITE	NUMBER OF EMPLOYEES AT DECEMBER 31,	
	2003	2002
Stillwater Mine	**990**	1,067
East Boulder Mine	**370**	325
Metallurgical Complex	**131**	135
Columbus Administration and Support	**49**	48
Total	**1,540**	1,575

All of the company's hourly employees at the Stillwater Mine, the East Boulder Mine, the smelter and refinery are represented by the Paper, Allied Industrial, Chemical and Energy Workers International Union (PACE). On July 1, 1999, a five-year contract was negotiated which covers substantially all hourly workers at the Stillwater Mine, the smelter and the refinery and calls for an annual average wage increase of approximately 4% per annum. On July 1, 2002, a three-year contract was negotiated which covers all hourly workers at the East Boulder Mine and calls for an average wage increase of approximately 4% per annum.

The contract with hourly employees at the Stillwater Mine and the smelter and refinery expires June 30, 2004. The company and Union representatives are expected to meet to negotiate a new contract during the second quarter of 2004.

REGULATORY AND ENVIRONMENTAL MATTERS

General. The company's business is subject to extensive federal, state and local government controls and regulations, including regulation of mining and exploration which could involve the discharge of materials and contaminants into the environment, disturbance of land, reclamation of disturbed lands, associated potential impacts to threatened or endangered species and other environmental concerns. In particular, statutes including, but not limited to, the Clean Air Act, the Clean Water Act, the Solid Waste Disposal Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act and the National Environmental Policy Act, impose permit requirements, effluent standards, air emission standards, waste handling and disposal restrictions and other design and operational requirements, as well as record keeping and reporting requirements, upon various aspects of mineral exploration, extraction and processing. In addition, the company's existing mining operations may become subject to additional environmental control and mitigation requirements if applicable federal, state and local laws and regulations governing environmental protection, land use and species protection are amended or become more stringent in the future. Additionally, the company is aware that federal regulation under the Solid Waste Disposal Act governing the manner in which secondary materials and by-products of mineral extraction and benefication are handled, stored and reclaimed or reused are pending final revision which could affect the company's facility design, operations, and permitting requirements. See "Business and Properties — Risk Factors."

The Stillwater Mine and East Boulder Mine are located on the northern edge of the Absaroka-Beartooth wilderness, about 30 miles north of Yellowstone National Park. Due to the proximity of the company's operations to Yellowstone National Park and a wilderness area, the company's operations are subject to stringent environmental controls which may adversely impact the company's revenues. For example, increasingly stringent requirements may be adopted under the Clean Water Act, Clean Air Act or Endangered Species Act which could require installation of environmental controls not required of competitors located overseas. See "Business and Properties — Risk Factors."

The company's past and future activities may also cause it to be subject to liabilities under provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), and analogous state law. Such laws impose strict liability on certain categories of potentially responsible parties including current property owners for releases or threatened releases of hazardous substances into the environment which cause the incurrence of cleanup costs.

Generally, compliance with the above statutes requires the company to obtain permits issued by federal, state and local regulatory agencies and to file various reports and keep records of its operations affecting the environment. Certain permits require periodic renewal or review of their conditions. The company cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed, non-renewal of permits or the imposition of additional conditions could have a material adverse effect on the company's financial condition and results of operations. See "Business And Properties — Risk Factors."

The company believes that its operations and facilities comply in all material respects with current federal, state and local permits and regulations, and that it holds all necessary permits for its operations at the Stillwater and East Boulder Mines and to complete all of its planned expansion projects, including the East Boulder Mine. However, compliance with existing and future laws and regulations may require additional control measures and expenditures which cannot be estimated at this time. Compliance requirements for new mines and mills may require substantial additional control measures that could materially affect permitting and proposed construction schedules for such facilities. Under certain circumstances, facility construction may be delayed pending regulatory approval. The cost of complying with future laws and regulations may render currently operating or future properties less profitable and could adversely affect the level of the company's reserves and, in the worst case, render its mining operations uneconomic.

Permitting and Reclamation. Operating Permits 00118 and 00149 issued by the Montana Department of State Lands encompass approximately 2,450 acres at the Stillwater Mine located in Stillwater County, Montana and 977 acres at the East Boulder Mine located in Sweetgrass County, Montana. The permits delineate lands that may be subject to surface disturbance. At present, approximately 359 acres have been disturbed at the Stillwater Mine, and 180 acres have been disturbed at the East Boulder Mine. The company employs concurrent reclamation wherever feasible.

Reclamation regulations affecting the company's operations are promulgated and enforced by the Hard Rock Bureau of the Montana Department of Environmental Quality (DEQ). Additional reclamation requirements may be imposed by the United States Forest Service (USFS) during the permitting process. For regulatory purposes, reclamation does not mean restoring the land to its pre-mining state. Rather, it means returning the post-mining land to a state which has stability and utility comparable to pre-mining conditions. Reclamation concerns include stabilization and vegetation of disturbed lands, controlling drainage from portals and waste rock dumps, removal of roads and structures, neutralization or removal of process solutions and visual aesthetics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Environmental Obligations."

Permits governing air and water quality are issued to the company by the Montana DEQ, which has been delegated such authority by the federal government. Operating permits issued to the company by the Montana DEQ and the USFS do not have an expiration date but are subject to periodic reviews. The reviews evaluate bonding levels, monitor reclamation progress, and assess compliance with all permit requirements and mitigation measures.

In April 1996, the company submitted a permit amendment application for the expansion of the Stillwater Mine. This expansion proposal included selection and construction of a new tailings impoundment and removal of the 2,000 tons of ore per day production cap. During 1997, as a result of this application, the Montana DEQ began preparation of an Environmental Impact Statement in order to assess the environmental impacts of the amendment. The Montana DEQ issued the final Environmental Impact Statement in 1998, subsequent to review of draft issuances and a public hearing. In November 1998, the Record of Decision was issued by the Montana DEQ and the USFS. There were no material changes from the original application.

In the first quarter of 1999, an environmental group filed a complaint against the Montana DEQ challenging the adequacy of the Environmental Impact Statement and reclamation provisions developed in connection with the amendment to the permit. The company was not named in the complaint. In mid-2000, the company signed an agreement with the group and its affiliates (the Councils). Under the terms of the agreement, the Councils withdrew litigation against the Montana DEQ. The Councils also agreed not to file a protest against the renewal of the company's water quality permit at the East Boulder Mine. For its part, the company agreed to programs that have reduce traffic flows to both the Stillwater Mine and the East Boulder Mine. In addition, the company is funding expanded monitoring programs and the development of a watershed partnership for the Boulder River basin to assist residents in improving the quality of surface and ground water. Included in this is the funding of a long-term fishery study. The company estimates the total cost of all the environmental programs associated with the implementation of the agreement to be approximately $320,000 annually.

The company's environmental expenses were $1.7 million, $1.8 million and $1.1 million, for 2003, 2002 and 2001, respectively. The company had capital expenditures for environmental facilities during 2003, 2002 and 2001 of $6.3 million, $0.3 million and $3.7 million, respectively. The company's ongoing operating expenditures for environmental compliance are expected to exceed approximately $2.0 million per year and will be expensed as incurred.

STOCK PURCHASE AGREEMENT TRANSACTION WITH MMC NORILSK NICKEL

On June 23, 2003, the company and Norilsk Nickel completed a stock purchase transaction whereby the company issued 45,463,222 new shares of its common stock to Norimet, a wholly-owned subsidiary of Norilsk Nickel. The company received consideration from Norimet consisting of $100.0 million in cash and 877,169 ounces of palladium valued at $148.2 million as of June 23, 2003. The aggregate value of the consideration was $248.2 million. The company was required to use one-half of the cash proceeds to prepay its term loans and is required to offer one half of the cash proceeds received from the sale of the ounces as a prepayment of the Term B facility See "Credit Agreement" above.

On September 3, 2003, Norimet completed a cash tender offer to acquire 4,350,000 shares of the company's outstanding common stock. Following completion of the cash tender offer, Norimet owned 49,813,222 shares or 55.5% of the company's then outstanding common stock. As of March 9, 2004 Norimet owned 49,813,222 shares or 55.4% of the company's outstanding common stock.

The stock purchase agreement between the company and Norilsk Nickel provided that the parties would negotiate in good faith to enter into an agreement whereby the company would buy from Norilsk Nickel or its affiliates at least one million ounces of palladium annually. The company intended to resell this palladium under long-term customer contracts. The stock purchase agreement provided that the parties intended to execute this agreement within six months of the closing of Norilsk Nickel's stock purchase, which occurred on June 23, 2003. Negotiations concerning this agreement have not occurred but the company anticipates discussing the subject with Norilsk Nickel during 2004.

COMPETITION: PALLADIUM AND PLATINUM MARKET

GENERAL

Palladium and platinum are rare precious metals with unique physical qualities that are used in diverse industrial applications and in the jewelry industry. The development of a less expensive alternative alloy or synthetic material which has the same characteristics as PGMs could have a material adverse effect on the company's revenues. Although the company is unaware of any such alloy or material, there can be no assurance that none will be developed.

The company competes with other suppliers of PGMs, some of which are significantly larger than the company and have access to greater mineral reserves and financial and commercial resources. See "Supply" below. New mines may open over the next several years, increasing supply. Furthermore, in certain industrialized countries, an industry has developed for the recovery of PGMs from scrap sources, mostly from spent automotive and industrial catalysts. There can be no assurance that the company will be successful in competing with these existing and emerging PGM producers. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEMAND

Palladium demand increased or remained relatively stable for the period 1994 through 2000 and then dropped in 2001 and 2002, (see palladium chart below). In 2003, the palladium demand recovered approximately 16% as compared to the 2002 demand, although the demand remains approximately 40% below the high established in 1999, according to Johnson Matthey's Platinum Interim Review Report published in November 2003 (Johnson Matthey or the Johnson Matthey report). The Johnson Matthey report cites the continued decrease in demand of palladium due to continued weakness in the electronics industry, coupled with relatively low levels of purchasing by the auto industry. According to Johnson Matthey, demand or purchases of palladium had grown from 4.9 million ounces in 1994 to 9.4 million ounces in 1999, thereafter decreasing to 6.8 million ounces in 2001, 4.9 million ounces in 2002 and an estimated 5.7 million ounces in 2003 as consumers switched to alternative materials, including platinum, engaged in thrifting (obtaining the same or better performance results with less material), and began to use safety stocks accumulated prior to 2001. While consumption of palladium as compared with demand is difficult to measure, Johnson Matthey estimates consumption for autocatalysts in 2003 likely exceeded demand as U.S. auto manufacturers used far less metals from inventory stocks than in 2002.


Supply and Demand for Palladium
1999-2003
Million oz
Supply
Demand
1999
2000
2001
2002
2003


Supply and Demand for Platinum
1999-2003
Million oz
Supply
Demand
1999
2000
2001
2002
2003

Charts reproduced from the Johnson Matthey Platinum 2003 Interim Review.

Johnson Matthey also reported that platinum demand has increased from 4.6 million ounces in 1994 to 6.6 million ounces in 2003, a 44% increase and that demand for platinum exceeded supply in 2003 by 480,000 ounces, or 8%, (see platinum chart above).

The unique physical qualities of PGMS's include: (i) a high melting point; (ii) superior conductivity and ductility; (iii) a high level of resistance to corrosion; (iv) strength and durability; and (v) strong catalytic properties. Palladium, like platinum, has numerous industrial applications.

The largest application for palladium is in the automotive industry. This industry represented approximately 57% of the worldwide palladium demand in 2002, and remained relatively constant at 58% of the worldwide demand in 2003. According to Johnson Matthey, demand for palladium in the next several years is expected to resume growing, driven primarily by its use in the production of automotive catalysts which reduce harmful automobile emissions. In the U.S., the automobile industry have been required to comply with standards that decrease automotive emissions to National Low Emission Vehicle standards beginning with the 1999 model year vehicles. Europe and Japan have adopted more stringent standards for the future as well. With growing concern for cleaner air, it is expected that greater attention to automobile emissions will continue. This will have an undetermined effect on palladium and platinum. Prices of palladium reached record levels in 2001. On January 26, 2001, the price of palladium on the London PM Fix was $1,090. Given the 2001 prices, some substitution of platinum for palladium was experienced in the manufacturing and automotive catalyst sectors. Substitution subsided and reversed to a degree in 2002 and more rapidly in 2003 as the price of platinum strengthened exceeding a weakening palladium price. Nevertheless, inventories of palladium acted to keep its price in check.

Johnson Matthey estimated that approximately 17% of the 2003 palladium supply is consumed in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices. However, given the higher palladium price during the first half of 2001, some substitution of base metals for lower end applications has occurred. Johnson Matthey also reported that dentistry continues to be a major user of palladium for gold-based dental alloys, and represented approximately 14% of the palladium demand for 2003.

According to Johnson Matthey, approximately 63% of current world platinum production is used for industrial and manufacturing processes, most significantly for the manufacture of catalytic converters for the global auto industry. In addition to catalytic converters, industrial uses of platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasoline's and fuel cells. The balance of current platinum demand is for the production of jewelry, such as gem settings for rings, and for investment/collector coins. Johnson Matthey also reported that demand for platinum exceeded supply in 2003 by 480,000 ounces, or 8%. Consent to cite Johnson Matthey was neither sought nor obtained. See "Business and Properties — Risk Factors."

SUPPLY

The leading global sources of palladium and platinum production are mines located in the Republic of South Africa and Russia. The Johnson Matthey report estimated that South Africa provided approximately 36% of the palladium and 76% of the platinum worldwide during 2003. Johnson Matthey noted that the principal PGM mining companies in the Republic of South Africa are Anglo American Platinum Corporation, Ltd., Impala Platinum Holdings, Ltd. and Lonmin Ltd. The Johnson Matthey report estimated that Russia, as a by-product of nickel production, provided approximately 47% of the palladium and approximately 16% of the platinum worldwide in 2003. The Johnson Matthey report indicated that Russia held back from the spot market in 2002; however, Russia was expected to sell all of its palladium produced in 2003 (see charts below).


Palladium Supply by Region
1994-2003
Million oz
South Africa
Russia
North America
Others
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


Platinum Supply by Region
1994-2003
Million oz
South Africa
Russia
North America
Others
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Charts reproduced from the Johnson Matthey Platinum 2003 Interim Review.

Supply numbers provided by Johnson Matthey are for metals entering the market and do not necessarily represent metals produced during the years shown. For palladium this constitutes a significant year-to-year difference due to substantial inventories held by the Russian Government, accumulated in past years by auto companies and speculators. For platinum this is less significant as inventories held by governments or private institutions have not been as material. Annual worldwide mine production of palladium for 2003 is estimated at 6.3 million ounces. Annual worldwide production of platinum for 2003 is estimated at 6.1 million ounces.

Johnson Matthey expects the supply of palladium will rise rapidly in 2004 as a result of the expansion of platinum production in South Africa and the settlement of a strike in Canada which affected production for three months during 2003. Johnson Matthey estimates that Norilsk Nickel in Russia produced approximately 2.95 million ounces of palladium in 2003 as a by-product of nickel mining, and that portions of Russian government stockpiles accumulated over the years also are exported each year. If Russian government stockpiles of palladium and platinum still exist and are extensive, and if they are disposed of in the market in significant quantities, the increased supply could result in lower prices.

In addition to these sources, PGMs are recovered from automotive catalytic converters acquired from scrap dealers. A small but growing industry has developed in the collection and recovery of PGMs from scrap sources, including automotive catalytic converters, electronic and communications equipment and petroleum catalysts converters. For the year ending 2003, it is estimated by CPM Group that recovery of PGM's from scrap sources will account for 1,275,000 ounces of palladium, 610,000 ounces of platinum and 41,000 ounces of rhodium.

PRICES

The company's revenue and earnings depend upon world palladium and platinum prices. The company has no control over these prices, which tend to fluctuate widely. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Revenue" and "Factors That May Affect Future Results and Financial Condition." The volatility of palladium and platinum prices is illustrated in the following table of the London PM Fix of annual high, low and average prices per ounce.

	PALLADIUM			PLATINUM		
YEAR	HIGH	LOW	AVERAGE	HIGH	LOW	AVERAGE
1996	$ 144	$ 114	$ 128	$ 432	$ 367	$ 397
1997	$ 239	$ 118	$ 177	$ 497	$ 343	$ 396
1998	$ 419	$ 201	$ 284	$ 429	$ 334	$ 372
1999	$ 454	$ 285	$ 358	$ 457	$ 342	$ 377
2000	$ 970	$ 433	$ 680	$ 622	$ 414	$ 544
2001	$ 1,090	$ 315	$ 604	$ 640	$ 415	$ 529
2002	$ 435	$ 222	$ 338	$ 607	$ 453	$ 539
2003	$ 269	$ 148	$ 201	$ 840	$ 603	$ 691
2004*	$ 256	$ 192	$ 229	$ 900	$ 816	$ 855

* (Through March 9, 2004)

AVAILABLE INFORMATION

The company's Internet Website is http://www.stillwatermining.com. The company makes available, free of charge, through its Internet Website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after the company electronically files such materials with, or furnishes them to, the Securities & Exchange Commission. These documents will also be provided in print, upon request.

RISK FACTORS

Set forth below are certain risks faced by the company.

VULNERABILITY TO METALS PRICE VOLATILITY—CHANGES IN SUPPLY AND DEMAND COULD REDUCE MARKET PRICES

Since the company's sole source of revenue is the sale of platinum group metals, changes in the market price of platinum group metals significantly impacts profitability. Many factors beyond the company's control influence the market prices of these metals. These factors include global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal producing countries, principally Russia and South Africa.

Over the last few years, the market prices of palladium have been extremely volatile. The price for palladium reached a record high price level of $1,090 per ounce in January 2001 then fell to a low of $315 per ounce in November 2001 only to recover to approximately $440 per ounce by December 31, 2001. During 2002, palladium prices continued to decline, trading in a range of $325 to $350 per ounce until October 2002 at which point the price of palladium fell sharply to a low of $222 per ounce in December 2002, closing the year at $236 per ounce. The palladium price recovered slightly in January 2003 to $269 per ounce but then fell consistently to reach a low of $148 per ounce during April 2003. With speculative buying the palladium price increased during the latter half of 2003 to reach a high of $232 per ounce in September 2003 and then closed the year with a market price of approximately $195 per ounce at December 31, 2003. At March 9, 2004, the market price of palladium was approximately $256 per ounce.

The price for platinum increased from $480 per ounce early in 2002 to approximately $600 per ounce by December 31, 2002 and continued to increase through 2003 to approximately $815 per ounce at December 31, 2003. At March 9, 2004, the market price of platinum was approximately $895 per ounce.

A prolonged or significant economic contraction in the United States or worldwide could lead to further volatility in market prices of PGMs, particularly if demand for PGMs falls in connection with reduced automobile and electronics production. If other producers dispose of substantial amounts of platinum group metals from stockpiles or otherwise, the increased supply could reduce the prices of palladium and platinum.

Reductions in PGM prices adversely impact the company's revenues, profits and cash flows. Protracted periods of low metals prices could significantly reduce revenues and the availability of required development funds particularly after the company's supply contracts expire, to levels that could cause portions of the company's ore reserves and production plan to become uneconomic. This could cause substantial reductions to PGM production or suspension of mining operations. See "Business and Properties — Competition: Palladium and Platinum Market" for further explanation of these factors.

In consummating the Norilsk Nickel transaction, a substantial portion of the consideration received was paid in palladium. Norilsk Nickel paid the company 877,169 ounces of palladium, which was valued at approximately $148.2 million as of June 23, 2003 (see Note 12). During 2003, the company entered into negotiations for the sale of the 877,169 ounces of palladium. In the first quarter of 2004, the company announced that it had entered into contracts under which all of the palladium will be sold, at close to market prices at the time of sale, over a period of two years primarily for use in automobile catalytic converters. The amount to be received by the company under these contracts will be subject to market price changes.

THE COMPANY DEPENDS UPON A FEW CUSTOMERS AND ITS SALES AND OPERATIONS COULD SUFFER IF IT LOSES ANY OF THEM

The company is party to long-term sales contracts with General Motors Corporation, Ford Motor Company and Mitsubishi Corporation, each of whom represents more than 10% of the company's revenues and in aggregate represented 98% of the company's revenues in 2003. For more information about these sales contracts, see "Business and Properties — Current Operations — Sales and Hedging Activities".

As a result of these contracts, the company is subject to the customers' compliance with the terms of the contracts, their ability to terminate or suspend the contracts and the customers' willingness and ability to pay. The loss of any of these customers would require the company to sell at prevailing market prices, which may expose it to lower metal prices as compared to the floor price structures under the sales contracts. In the event the company becomes involved in a disagreement with one or more of its customers, their compliance with these contracts may be at risk. In such an event, the company's operating plans could be threatened. In addition, under the company's syndicated credit facility, a default or modification of the sales contracts could prohibit additional loans or require the repayment of outstanding loans. A termination or breach by a customer could impact the company's operations and negatively impact the company's financial results.

During 2003, the company entered into negotiations for the sale of the 877,169 ounces of palladium, which constituted a portion of the payment received from Norilsk Nickel when it acquired its initial 51% interest in the Company. In the first quarter of 2004, the company announced that it had entered into contracts or had reached understandings, under which all of the palladium will be sold, at close to market prices at the time of sale, over a period of two years primarily for use in automobile catalytic converters. As a result of these contracts, the company is subject to the customer's compliance with the terms of the contracts, their ability to terminate or suspend the contracts and the customer's willingness and ability to pay. The loss of any of these would require the company to sell the metal in the open market which may have a negative impact on the price received. Alternatively, the company may choose not to sell the metal or seek alternative contracts. In such an event the company's earnings and cash flows could be negatively impacted. See "Business and Properties — Current Operations — Sales and Hedging Activities" for additional information about the sales contracts.

FAILURE TO RENEW LONG-TERM SALES CONTRACTS FOR MINE PRODCUTION COULD RESULT IN MODIFIED OPERATIONS OR CURTAILMENT OF OPERATIONS

During 1998, the company entered into long-term sales contracts with General Motors Corporation, Ford Motor Company and Mitsubishi Corporation, which, when combined, represented more than 98% of the company's 2003 revenues. The contracts apply to the company's production through December 2010. Under the contracts, the company has committed between 80% to 100% of its palladium production and between 70% to 80% of its platinum production. Metal sales are priced at a modest discount to market, with floor and ceiling prices. Accordingly, the company benefits if the market price drops below the floor price of the contract and is unable to realize the full benefit of the market price if the market price exceeds the ceiling price of the contract. The three car contracts will expire in 2006, 2007 and 2010, respectively. At that time the company will be directly dependent on market prices, without the price protection or risk due to the floors and ceilings of the long-term contracts. If the company is unable to extend or renew these contracts beyond 2010, with similar floor prices and the market price of PGM's remain below the company's total cash funding requirements to produce PGM's, then operations may have to be modified or curtailed.

THE COMPANY HAS ONLY TWO PRINCIPAL SOURCES OF REVENUES FROM ITS MINING OPERATIONS

In 2003, 73% and 27% of the company's revenues was derived from its mining operations at the Stillwater Mine and East Boulder Mine, respectively. Prolonged interruption in operations at either location would have a negative impact on the company's ability to generate revenues, profits and cash flow in the future. Material factors that could cause an interruption in operations at either mine are outlined in the "Risk Factors – Mining risks and potential inadequacy of insurance coverage - the company's business is subject to significant risks that may not be covered by insurance."

THE COMPANY IS A RELATIVELY HIGH COST PRIMARY PRODUCER

The company's products compete in a global market place with the products of other primary producers of PGM's. They also compete with the products of mining companies who produce PGM's as a by-product of their primary commodity, principally nickel.

The company's cash cost of production and associated annual capital required to produce its annual production is high relative to other primary producers of PGM's. Most primary producers of PGM's are located in South Africa.

Because of the uncompetitive cost structure, in periods of low pricing, the company's competitors may still be able to be profitable, while the company may not. Furthermore, the non-primary producers of PGM's will generally continue to produce and sell PGM's in low pricing periods as it is not their principal commodity.

ACHIEVEMENT OF THE COMPANY'S PRODUCTION GOALS IS SUBJECT TO UNCERTAINTIES

Based on the complexity and uncertainty involved in operating underground mines, it is difficult to provide accurate production and cost estimates. The company cannot be certain that either the Stillwater or East Boulder Mines will achieve the production forecast or that the expected operating cost levels will be achieved or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the company's production forecast would negatively impact the company's revenues, profits and cash flows. The reduction of production levels would also impact certain covenants under the company's credit facility relating to the accomplishment of specified production and financial goals. As underground operations expand at depth and horizontally, it is likely that operating costs will increase unless employee productivity is increased. In addition, as additional underground infrastructure is constructed, amortization will increase unless additional ore reserves are identified. Such increase in costs could adversely affect the company's profitability.

New mining operations often experience unexpected problems during initial years of operation, which can result in substantial delays in reaching commercial production. The East Boulder Mine commenced commercial operations in 2002 and has an operating history of two years. As a result, estimates of future cash operating costs at East Boulder Mine are based largely on the company's limited experience at the East Boulder Mine and operating experience at the Stillwater Mine portion of the J-M Reef. Actual production, cash operating costs and economic returns may differ significantly from those currently estimated or those established in future studies and estimates. At the East Boulder Mine, the company has experienced a decrease in total cash costs per PGM ounce from $381 in 2002 to $343 in 2003.

ORE RESERVES ARE VERY DIFFICULT TO ESTIMATE AND ORE RESERVE ESTIMATES MAY REQUIRE ADJUSTMENT IN THE FUTURE; CHANGES IN ORE GRADES COULD MATERIALLY IMPACT THE COMPANY'S PRODUCTION AND REPORTED RESULTS

Ore reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Ore reserve estimates are expressions of professional judgment based on knowledge, experience and industry practice. The company cannot be certain that its estimated ore reserves are accurate, and future production experience could differ materially from such estimates. Should the company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect its operations. Declines in the market prices of platinum group metals may render the mining of some or all of the company's ore reserves uneconomic. The grade of ore may vary significantly from time to time and between the Stillwater Mine and the East Boulder Mine, as with any mining operation. The company cannot give any assurances that any particular level of metal may be recovered from the ore reserves. Moreover, short-term factors relating to the ore reserves, such as the need for additional development of the orebody or the processing of new or different ore types or grades, may impair the company's profitability in any particular accounting period.

AN EXTENDED PERIOD OF LOW PGM PRICES COULD RESULT IN A REDUCTION OF ORE RESERVES AND A FURTHER ASSET IMPAIRMENT WRITEDOWN

The company follows Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The company reviews and evaluates its long-lived assets for impairment when events and changes in circumstances indicate that the related carrying amounts of its assets may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than carrying amount of the asset. Future cash flows include estimates of recoverable ounces, PGM prices (considering current and historical prices, long-term sales contracts prices, price trends and related factors), production levels and capital and reclamation expenditures, all based on life of mine plans and projections.

If impairment exists then a calculation of fair market value must be made. If fair market value is lower than the carrying value of the assets, then the carrying value must be rewritten down to the fair market value.

An event in the future that might require management to perform an impairment calculation might be prolonged period of low PGM prices. In addition, prolonged low PGM prices might impact adversely the determination of ore reserves which would require an impairment calculation. Assumptions underlying future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and market conditions such as PGM prices, lower than expected recoverable ounces, and/or the company's operating performance could have a material effect on the company's determination of ore reserves, or its ability to recover the carrying amounts of its long lived assets resulting in potential impairment charges.

USERS OF PGMS MAY SUBSTITUTE OTHER MATERIALS FOR PALLADIUM AND PLATINUM

High PGM prices may lead users of PGMs to substitute other materials for palladium and platinum. The automobile, electronics and dental industries are the three largest sources of palladium demand. In response to supply questions and high market prices for palladium, some automobile manufacturers have sought alternatives to palladium and may reduce their PGM purchases. There has been some substitution of other metals for palladium in the automobile, electronics and dental applications. Substitution in all of these industries may increase significantly if the PGM market prices rise or if supply becomes unreliable. Significant substitution for any reason, in the absence of alternative uses for palladium being identified, could result in a material PGM price decrease, which would negatively impact the company's revenues.

IF THE COMPANY IS UNABLE TO OBTAIN SURETY BONDS TO COLLATERALIZE ITS RECLAMATION LIABILITIES, OPERATING PERMITS MAY BE IMPACTED

The company is required to post surety bonds, letters of credit, cash or other acceptable financial instruments to guarantee performance of reclamation activities at the Stillwater and East Boulder Mines. As a result of a significant reduction of liquidity in the surety bond market, the total bonding capacity of the U.S. insurance industry has been severely reduced. In addition, the State of Montana has been requiring higher bonding levels at mining operations throughout the state. The bonded amount at the East Boulder Mine was $11.5 million during 2003. The Stillwater Mine currently posts a bond of $9.2 million which may require a substantial increase. The company expects that the Stillwater Mine bond will be reviewed and adjusted by the Agencies during 2004, and in all likelihood, be increased. In the event that increased bonding requirements are imposed and the company is unable to obtain the required bonds, the ability to operate under existing operating permits could be adversely affected.

MINING RISKS AND POTENTIAL INADEQUACY OF INSURANCE COVERAGE — THE COMPANY'S BUSINESS IS SUBJECT TO SIGNIFICANT RISKS THAT MAY NOT BE COVERED BY INSURANCE

Underground mining and milling, smelting and refining operations involve a number of risks and hazards, including:

- unusual and unexpected rock formations affecting ore or wall rock characteristics,
- ground or slope failures,
- cave-ins, ground water influx and other mining or ground-related problems,
- environmental hazards,
- industrial accidents,
- organized labor disputes or work slow-downs,
- metallurgical and other processing, smelting or refining problems,
- wild fires, flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of God,
- mechanical equipment failure and facility performance problems, and
- the availability of critical materials and equipment.

Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Fatalities have occurred at the company's mine since operations began in 1986. Industrial accidents could have a material adverse effect on its business and operations. The company cannot be certain that its insurance will cover certain of the risks associated with mining or that it will be able to maintain insurance to cover these risks at economically feasible premiums. Furthermore, the cost of insurance has dramatically increased as a result of worldwide economic conditions. The company might also become subject to liability for environmental damage or other hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. Losses *from such events could have a negative impact on the company's business, financial condition and results of operations.*

HEDGING AND LONG-TERM SALES CONTRACTS COULD LIMIT THE REALIZATION OF HIGHER METAL PRICES

The company enters into hedging contracts from time to time in an effort to reduce the negative effect of price changes on its cash flow. These hedging activities typically consist of contracts that require the company to deliver specific quantities of metal, or to financially settle the obligation in the future at specific prices, the sale of call options and the purchase of put options. See "Business and Properties — Current Operations - Sales and Hedging Activities" for a discussion of the company's hedge positions. While hedging transactions are intended to reduce the negative effects of price decreases, they can also prevent the company from benefiting from price increases. When PGM prices are above the price for which future production has been sold, the company would have an opportunity loss.

The company has entered into long-term sales contracts that provide a floor price and a ceiling price for sales of a portion of its production. To the extent commodity prices exceed the ceiling price of the sales contracts, the company will not receive full market price at the time of sale. For a description of these contracts, see "Business and Properties—Current Operations—PGM Sales and Hedging Activities".

CHANGES TO REGULATIONS AND COMPLIANCE WITH REGULATIONS COULD INCREASE COSTS AND CAUSE DELAYS

The company's business is subject to extensive federal, state and local environmental controls and regulations, including regulations associated with the implementation of the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Metals Mines Reclamation Act and numerous permit stipulations as documented in the Record of Decision for each operating entity. These laws are continually changing and, as a general matter, are becoming more restrictive. Generally, compliance with these regulations requires the company to obtain permits issued by Federal, State and Local regulatory agencies. Certain permits require periodic renewal or review of their conditions. The company cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Nonrenewal of permits or the imposition of additional conditions could prohibit the company's ability to conduct its operations. See "Business and Properties — Regulatory and Environmental Matters".

Compliance with existing and future environmental laws and regulations may require additional control measures and expenditures which the company cannot predict. Environmental compliance requirements for new mines may require substantial additional control measures that could materially affect permitting and proposed construction schedules for such facilities. Under certain circumstances, facility construction may be delayed pending regulatory approval. Expansion may require new environmental permitting at the Stillwater Mine and mining and processing facilities at the East Boulder Mine. Private parties may pursue legal challenges of the company's permits. See "Business and Properties - Regulatory and Environmental Matters".

The company's activities are also subject to extensive federal, state and local laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports, smelting and refining operations and taxes. Compliance with these and other laws and regulations, including new requirements implemented under guidance of the Department of Homeland Security, could require additional capital outlays.

FURTHER AMENDMENTS OR WAIVERS OF THE COMPANY'S CREDIT AGREEMENT MAY BE NECESSARY AND MAY NOT BE OBTAINED

The company's agreement with a syndicate of financial institutions provides a credit facility which was used to finance a portion of the expansion plan and contains covenants relating to the accomplishment of specific production objectives, capital expenditures and financial targets. The credit facility consists of term loans and a revolving credit facility. The company has obtained amendments or waivers of various covenants on seven occasions. If significant operational problems are incurred, the company may breach one of its covenants and require a further amendment. Under such circumstances, if necessary amendments are not granted, the loans will be in default and immediately due and payable. For further information on the credit facility, see "Business and Properties – Current Operations - Credit Agreement."

LIMITED AVAILABILITY OF ADDITIONAL MINING PERSONNEL AND UNCERTAINTY OF LABOR RELATIONS MAY AFFECT THE COMPANY'S ABILITY TO ACHIEVE ITS PRODUCTION TARGETS

The company's operations depend significantly on the availability of qualified miners. Historically, the company has experienced high turnover with respect to its miners. In addition, the company must compete for individuals skilled in the operation and development of mining properties. The number of such persons is limited, and significant competition exists to obtain their skills. The company cannot be certain that it will be able to maintain an adequate supply of miners and other personnel or that its labor expenses will not increase as a result of a shortage in supply of such workers. The company currently employs 427 miners. Failure to maintain an adequate supply of miners could limit the company's ability to meet its contractual requirements. The company had approximately 1,540 employees at December 31, 2003, of which about 800 located at the Stillwater Mine and 100 at the Columbus facilities, which are covered by a collective bargaining agreement with PACE Local 8-001, expiring June 30, 2004. On July 1, 2002, employees at the East Boulder Mine became covered by a collective bargaining agreement with PACE Local 8-001, expiring June 30, 2005. About 290 employees were covered under this agreement at December 31, 2003. In the event the company's employees were to engage in a strike or other work stoppage, it could result in a significant disruption of the company's operations and higher ongoing labor costs.

UNCERTAINTY OF TITLE TO PROPERTIES — THE VALIDITY OF UNPATENTED MINING CLAIMS IS SUBJECT TO TITLE RISK

The company has a number of unpatented mining claims. See "Business and Properties — Current Operations — Title and Royalties". The validity of unpatented mining claims on public lands, which constitute most of the company's property holdings, is often uncertain and possessory rights of claimants subjected to challenge. Unpatented mining claims may be located on lands open to appropriation of mineral rights, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and the vulnerability to challenges of third parties or the federal government. The validity of an unpatented mining claim or millsite, in terms of its location and its maintenance, depends on strict compliance with a complex body of federal and state statutory and decisional law and, for unpatented mining claims, the existence of a discovery of valuable minerals. In addition, few public records exist to definitively control the issues of validity and ownership of unpatented mining claims or millsites. While the company pays annual maintenance fees and has obtained mineral title reports and legal opinions for some of the unpatented mining claims or millsites in accordance with the mining laws and what the company believes is standard industry practice, the company cannot be certain that the mining laws will not be changed and the company's possessory rights to any of its unpatented claims may not be deemed defective and challenged.

THE COMPLEXITY OF PROCESSING PLATINUM GROUP METALS POSES OPERATIONAL AND ENVIRONMENTAL RISKS IN ADDITION TO TYPICAL MINING RISKS

Producers of platinum group metals are required to conduct processing procedures and construct and operate additional facilities beyond those for gold and silver producers. In addition to concentration facilities at the mine site, the company operates its own smelting and refining facilities in Columbus, Montana to produce a filter cake that is shipped for final refining by a third party refiner. The operations of a smelter and refinery by the company require environmental steps and operational expertise not required of most other precious metals producers. This additional complexity of operations poses additional operational and environmental risks, such as solution spills, the release of sulfur dioxide from the storage vessels and product spills in transportation.

ITEM 3

LEGAL PROCEEDINGS

The company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

STOCKHOLDER SUITS

In 2002, seven lawsuits were filed against the company and certain senior officers in United States District Court, Southern District of New York, purportedly on behalf of a class of all persons who purchased or otherwise acquired common stock of the company from April 20, 2001 through and including April 1, 2002. They assert claims against the company and certain of its officers under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Plaintiffs challenge the accuracy of certain public disclosures made by the company regarding its financial performance and, in particular, its accounting for probable ore reserves. In September 2002, an amended complaint was filed which consolidated the cases and lead counsel was appointed to represent the plaintiffs. In October 2002, defendants moved to dismiss the complaint and to transfer the case to federal district court in Montana. The motion to transfer the case was granted May 9, 2003, and the case is now pending in the federal district court in Montana. On January 30, 2004, the court held a status conference at which time the plaintiffs were given until March 30, 2004 to file an amended complaint. The court also set the following briefing schedule for any motion to dismiss: defendants' motion to dismiss must be filed on or before May 14, 2004, plaintiffs' opposition must be filed on or before June 14, 2004 and defendants' reply must be filed on or before June 28, 2004. The court anticipates setting a hearing date on the motion to dismiss in July 2004.

On June 24, 2002, a stockholder derivative lawsuit was filed against the company and its directors in state court in Delaware. It arises out of allegations similar to the class actions and seeks damages allegedly on behalf of the stockholders of Stillwater for breach of fiduciary duties by the directors. The parties have agreed to suspend activity in this matter pending the outcome of the motion to dismiss in the above referenced class action suit.

The company considers the lawsuits without merit and intends to vigorously defend itself in both of these actions.

ITEM 4

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The company held its annual meeting of stockholders on October 23, 2003. The following table sets forth the proposals presented at the annual meeting and the votes cast in connection with each proposal. Further information regarding these proposals was included in the Company's proxy statement filed with the Securities and Exchange Commission on September 24, 2003 and the exhibits thereto:

	Proposal	Votes Cast			
		For	Against	Abstain	Withhold
1.	To amend the company's Restated Certificate of Incorporation (the "charter") to increase the company's authorized common stock from 100,000,000 shares to 200,000,000 shares.	77,089,214	8,476,402	60,161	–
2.	To amend the charter to eliminate cumulative voting rights of stockholders.	56,179,373	14,130,360	68,182	–
3.	To amend the charter to eliminate the rights of stockholders to take action by written consent.	55,866,963	14,446,325	64,627	–
4.	To amend the charter to provide that the number of directors shall be set forth in accordance with the company's by-laws, provided that the number shall be no less than seven and no more than ten.	66,767,564	1,982,028	1,628,323	–
5.	To approve a restatement of the current charter to include the amendments set forth in Proposals 1 through 4 in the event they are approved by the stockholders and to make other amendments set forth in the Proxy Statement.	55,013,336	12,112,202	3,252,377	–
6.	To amend the company's by-laws to provide that: (i) the nomination of directors, (ii) the filling of vacancies in the Board, (iii) notice of Board meetings, (iv) the Board quorum requirements, (v) the election of officers and (vi) the appointment of Board committees shall be subject to the provisions of the Stockholders Agreement by and among the Company, Norimet and Norilsk Nickel, dated as of June 23, 2003.	62,879,470	5,834,388	1,663,057	–
7.	To amend and restate the company's by-laws to include the amendments set forth in Proposal 6 in the event they are approved by the stockholders and to make other amendments set forth in the Proxy Statement.	59,227,797	9,447,348	1,695,362	–
8.	To elect nine directors to the company's Board of Directors.				
	Craig L. Fuller	82,706,041	–	–	2,919,736
	Patrick M. James	82,724,529	–	–	2,901,248
	Steven S. Lucas	82,734,758	–	–	2,891,019
	Joseph P. Mazurek	82,760,683	–	–	2,865,094
	Francis R. McAllister	82,682,255	–	–	2,943,522
	Sheryl K. Pressler	82,707,541	–	–	2,918,236
	Donald W. Riegle	82,725,069	–	–	2,900,708
	Todd D. Schafer	82,740,360	–	–	2,885,417
	Jack E. Thompson	82,769,300	–	–	2,856,477
9.	To amend and restate the company's General Employee Stock Plan to increase the number of shares of Common Stock authorized for issuance from 1,100,000 shares to 1,400,000 shares and change the governing law from Colorado to Delaware.	55,925,956	12,838,299	1,613,660	–
10.	To ratify the appointment of KPMG LLP as the company's independent accountants.	85,250,617	284,749	90,411	–

All proposals were approved at the meeting. The following persons were re-elected to the company's board of directors: Craig L. Fuller, Patrick M. James, Steven S. Lucas, Joseph P. Mazurek, Francis R. McAllister, Sheryl K. Pressler, Donald W. Riegle, Todd D. Schafer and Jack E. Thompson

ITEM 4A

EXECUTIVE OFFICERS OF REGISTRANT

Set forth below is certain information concerning the individuals who were executive officers of the company as of December 31, 2003.

Name	Age	Position
Francis R. McAllister	61	Chairman of the Board and Chief Executive Officer
Stephen A. Lang	48	Executive Vice President and Chief Operating Officer
John R. Stark	51	Vice President, Human Resources, Secretary and Corporate Counsel
Terrell I. Ackerman	50	Vice President, Planning and Process Operations
Gregory A. Wing [(1)]	54	Vice President, and Chief Financial Officer

(1) Mr. Wing's appointment is effective on March 22, 2004.

The following are brief biographies of the company's executive officers and directors:

EXECUTIVE OFFICERS

Francis R. McAllister (age 61) was appointed Chairman of the Board and Chief Executive Officer of the company effective February 12, 2001. Mr. McAllister was appointed a Director of the company on January 9, 2001. Prior to his appointment to the Board, Mr. McAllister was with ASARCO Incorporated from 1966 to 1999, most recently serving as Chairman and Chief Executive Officer in 1999, Chief Operating Officer from 1998 to 1999, Executive Vice President — Copper Operations from 1993 to 1998, Chief Financial Officer from 1982 to 1993 and in various professional and management positions from 1966 to 1982. He currently serves on the Board of Directors of Cleveland Cliffs, Incorporated, an iron ore mining company. Mr. McAllister received his MBA from New York University, his Bachelor of Science - Finance from the University of Utah, and attended the Advanced Management Program at Harvard Business School.

Stephen A. Lang (age 48) became the Company's Executive Vice President and Chief Operating Officer effective September 2, 2003. Mr. Lang was employed with Barrick Gold Corporation from 2001 to 2003 as Vice President and General Manager of Barrick Gold's Goldstrike/ Meikle operation. Prior to joining Barrick Gold, Mr. Lang served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, Mr. Lang served as Vice President and General Manager of Kinross Gold Corporation/ Amax Gold Corporation's Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada. Mr. Lang earned a Bachelor of Science in Mining Engineering from the University of Missouri-Rolla and a Master Degree in Mining Engineering from the University of Missouri-Rolla.

John R. Stark (age 51) was appointed Vice President, Human Resources on September 21, 1999 and was subsequently appointed Secretary and Corporate Counsel on May 29, 2001 and July 17, 2001, respectively. Mr. Stark has a varied background in corporate administrations and human resources. He was previously with Molycorp, Inc. since 1996 as Manager of Sales and Administration; Western Mobile, Inc., an international construction material supplier, from 1992 to 1996; and with AMAX Inc. for 13 years until 1992. Mr. Stark received his Juris Doctor degree from the University of Denver School of Law and holds a Bachelor of Arts degree in economics from the University of Montana.

Terrell I. Ackerman (age 50) is currently Vice President, Planning and Process Operations. Mr. Ackerman joined the company in March 2000 as Director of Corporate Planning after 2 years as an independent consultant. During 1998 and 1999 Mr. Ackerman conducted feasibility studies, operational and mine planning reviews for various underground operations. Prior to this time, Mr. Ackerman was VP and General Manager of BHP Copper's San Manuel Operation in Arizona. Mr. Ackerman held increasing roles of accountability for Magma Copper Company starting as an underground engineer in training in 1976. Mr. Ackerman received a Bachelor of Science degree in Mine Engineering from the University of Idaho College of Mines.

Gregory A. Wing (age 54) will become the Company's Vice President and Chief Financial Officer effective March 22, 2004. Mr. Wing was with Black Beauty Coal Company as Vice President of Finance and Chief Financial Officer from 1995 through 2003. Prior to joining Black Beauty, Mr. Wing was with Pittsburg and Midway Coal Mining Company a subsidiary of Chevron Corporation as Manager of Financial Planning and Analysis in Englewood, CO. From 1986 to 1989, he was employed with Chevron Corporation as Senior Analyst in Corporation Planning, and from 1980 to 1986, he was with Arabian American Oil Company. Mr. Wing earned a Bachelor of Arts in Physics from the University of California at Berkeley and a M.B.A in Accounting and Finance from the University of California at Berkeley.

PART II

ITEM 5

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

On January 31, 2002, the company completed a $60 million private placement of its common stock involving approximately 4.3 million shares or approximately 10% of the outstanding shares after such issuance. The Company filed a registration statement for the resale of such shares, which was declared effective as of June 7, 2002.

The company's common shares are traded on the New York Stock Exchange (NYSE) under the trading symbol "SWC." For the period from January 1, 2002 through December 31, 2003, the high and low sales prices for the company's common stock for each quarter as reported by the NYSE were:

2003	HIGH	LOW
Fourth Quarter	$ 10.17	$ 6.16
Third Quarter	7.55	4.68
Second Quarter	5.46	2.25
First Quarter	5.80	2.20

2002	HIGH	LOW
Fourth Quarter	$ 8.49	$ 4.60
Third Quarter	16.28	5.72
Second Quarter	19.00	14.10
First Quarter	20.24	14.14

STOCKHOLDERS. As of March 9, 2004, the company had 472 stockholders of record.

DIVIDENDS. The company has never paid any dividends on its common stock and expects for the foreseeable future to use all of its cash flow from operations for use in expanding and developing its business. Any future decision as to the payment of dividends will be at the discretion of the company's Board of Directors and will depend upon the company's earnings, financial position, capital requirements, plans for expansion, loan covenants and such other factors as the Board of Directors deems relevant. Covenants in the company's credit facility and its exempt facility revenue bond indenture significantly restrict the payment of dividends on common stock.

ITEM 6

SELECTED FINANCIAL AND OPERATING DATA

(In thousands, except where noted)	2003	2002	2001	2000	1999
INCOME STATEMENT					
Revenues	$ 240,229	$ 275,599	$ 277,381	$ 225,232	$ 150,691
Costs and expenses					
Cost of metals sold	173,008	171,015	134,430	103,902	79,395
Depreciation and amortization	40,959	38,990	23,722	17,623	13,557
Total cost of revenues	213,967	210,005	158,152	121,525	92,952
General and administrative expenses	14,513	14,205	22,342	9,753	7,305
Norilsk Nickel transaction related expenses	3,043	—	—	—	—
Impairment of property, plant and equipment	390,295	—	—	—	—
Restructuring costs, net	(966)	(5,938)	10,974	—	—
Legal settlement	—	—	1,684	—	—
Total costs and expenses	620,852	218,272	193,152	131,278	100,257
Operating income (loss)	(380,623)	57,327	84,229	93,954	50,434
Other income (expense)					
Interest income	427	903	1,900	1,095	1,048
Interest expense, net of capitalized interest	(17,595)	(17,601)	—	—	(137)
Income (loss) before income taxes and cumulative effect of accounting change	(397,791)	40,629	86,129	95,049	51,345
Income tax benefit (provision) before provision for valuation allowance and reductions of deferred tax assets	161,921	(8,945)	(20,325)	(27,150)	(14,174)
Provision for valuation allowance for net deferred tax assets	(70,304)	—	—	—	—
Reduction of deferred tax asset for net operating loss carryforwards resulting from ownership change	(16,678)	—	—	—	—
Total income tax benefit (provision)	74,939	(8,945)	(20,325)	(27,150)	(14,174)
Income (loss) before cumulative effect of accounting change	(322,852)	31,684	65,804	67,899	37,171
Cumulative effect of accounting change, net of income taxes	(408)	—	—	(6,435)	—
Net income (loss)	(323,260)	31,684	65,804	61,464	37,171
Other comprehensive income (loss), net of tax	585	(7,139)	12,872	—	—
Comprehensive income (loss)	$ (322,675)	$ 24,545	$ 78,676	$ 61,464	$ 37,171
Basic earnings (loss) per share					
Income (loss) before cumulative effect of accounting change	$ (4.76)	$ 0.74	$ 1.70	$ 1.76	$ 1.01
Cumulative effect of accounting change	(0.01)	—	—	(0.16)	—
Net income (loss)	$ (4.77)	$ 0.74	$ 1.70	$ 1.60	$ 1.01
Diluted earnings (loss) per share					
Income (loss) before cumulative effect of accounting change	$ (4.76)	$ 0.74	$ 1.68	$ 1.73	$ 0.96
Cumulative effect of accounting change	(0.01)	—	—	(0.16)	—
Net income (loss)	$ (4.77)	$ 0.74	$ 1.68	$ 1.57	$ 0.96
Weighted average common shares outstanding					
Basic	67,807	42,900	38,732	38,507	36,758
Diluted	67,807	43,004	39,214	39,250	38,597
Cash flow data					
Net cash provided by operating activities	$ 47,215	$ 52,138	$ 106,792	$ 117,674	$ 67,818
Capital expenditures	$ 55,256	$ 57,169	$ 197,155	$ 198,060	$ 194,253
Balance sheet data					
Current assets	$ 265,006	$ 112,475	$ 85,790	$ 74,155	$ 45,710
Total assets	$ 690,588	$ 914,214	$ 868,221	$ 679,026	$ 478,838
Current liabilities	$ 110,270	$ 65,783	$ 63,507	$ 59,195	$ 36,989
Long-term debt and capital lease obligations	$ 85,445	$ 198,866	$ 246,803	$ 157,256	$ 84,404
Stockholder's equity	$ 479,297	$ 559,214	$ 475,123	$ 400,614	$ 323,104
Working capital	$ 154,736	$ 46,692	$ 22,283	$ 14,960	$ 8,721

(in thousands, except where noted)	2003	2002	2001	2000	1999
OPERATING AND COST DATA					
Consolidated:					
Ounces produced					
Palladium	450	476	405	330	315
Platinum	134	141	121	100	94
Total	584	617	526	430	409
Tons milled	1,185	1,257	829	678	689
Mill head grade (ounce per ton)	0.53	0.54	0.66	0.69	0.66
Sub-grade tons milled [1]	84	74	65	78	—
Sub-grade mill head grade (ounce per ton)	0.20	0.17	0.21	0.23	—
Total tons milled [1]	1,269	1,331	894	756	689
Combined mill head grade (ounce per ton)	0.51	0.52	0.63	0.64	0.66
Total mill recovery (%)	91	90	90	89	89
Total operating costs per ounce	$ 249	$ 256	$ 230	$ 223	$ 178
Total cash costs per ounce [2,3]	$ 283	$ 287	$ 264	$ 264	$ 198
Total production costs per ounce [2,3]	$ 354	$ 351	$ 311	$ 305	$ 231
Total operating costs per ton milled	$ 115	$ 119	$ 130	$ 127	$ 106
Total cash costs per ton milled [2,3]	$ 130	$ 133	$ 149	$ 150	$ 118
Total production costs per ton milled [2,3]	$ 163	$ 163	$ 175	$ 173	$ 138
Stillwater Mine:					
Ounces produced					
Palladium	328	379	388	330	315
Platinum	100	113	116	100	94
Total	428	492	504	430	409
Tons milled	730	892	829	678	689
Mill head grade (ounce per ton)	0.62	0.60	0.66	0.69	0.66
Sub-grade tons milled [1]	84	55	65	78	—
Sub-grade mill head grade (ounce per ton)	0.20	0.16	0.21	0.23	—
Total tons milled [1]	814	947	894	756	689
Combined mill head grade (ounce per ton)	0.58	0.58	0.63	0.64	0.66
Total mill recovery (%)	91	90	90	89	90
Total operating costs per ounce	$ 231	$ 235	$ 230	$ 223	$ 178
Total cash costs per ounce [2,3]	$ 262	$ 263	$ 264	$ 264	$ 198
Total production costs per ounce [2,3]	$ 322	$ 318	$ 311	$ 305	$ 231
Total operating costs per ton milled	$ 121	$ 122	$ 130	$ 127	$ 106
Total cash costs per ton milled [2,3]	$ 138	$ 137	$ 149	$ 150	$ 118
Total production costs per ton milled [2,3]	$ 169	$ 165	$ 175	$ 173	$ 138
East Boulder Mine:					
Ounces produced					
Palladium [4]	122	97	17	—	—
Platinum [4]	34	28	5	—	—
Total [4]	156	125	22	—	—
Tons milled [4]	455	365	85	—	—
Mill head grade (ounce per ton) [4]	0.39	0.39	0.31	—	—
Sub-grade tons milled [1]	—	19	—	—	—
Sub-grade mill head grade (ounce per ton)	—	0.20	—	—	—
Total tons milled [1,4]	455	384	85	—	—
Combined mill head grade (ounce per ton) [4]	0.39	0.38	0.31	—	—
Total mill recovery (%) [4]	89	88	92	—	—
Total operating costs per ounce	$ 299	$ 335	$ —	$ —	$ —
Total cash costs per ounce [2,3]	$ 343	$ 381	$ —	$ —	$ —
Total production costs per ounce [2,3]	$ 441	$ 478	$ —	$ —	$ —
Total operating costs per ton milled	$ 103	$ 110	$ —	$ —	$ —
Total cash costs per ton milled [2,3]	$ 118	$ 125	$ —	$ —	$ —
Total production costs per ton milled [2,3]	$ 151	$ 156	$ —	$ —	$ —

(in thousands, except where noted)	2003	2002	2001	2000	1999
SALES AND PRICE DATA					
Ounces sold (000)					
Palladium	459	469	391	324	314
Platinum	131	143	114	100	94
Total	590	612	505	424	408
Average realized price per ounce [5]					
Palladium	$ 352	$ 436	$ 570	$ 560	$ 372
Platinum	$ 602	$ 511	$ 498	$ 481	$ 383
Combined [6]	$ 408	$ 454	$ 554	$ 541	$ 375
Average market price per ounce [5]					
Palladium	$ 201	$ 338	$ 604	$ 680	$ 358
Platinum	$ 691	$ 539	$ 529	$ 544	$ 377
Combined [6]	$ 315	$ 384	$ 586	$ 649	$ 362

(1) Sub-grade tons milled includes reef waste material only. Total tons milled includes ore tons and sub-grade tons only. Prior period amounts have been adjusted to conform with the current year presentation.

(2) Total cash costs include costs of mining, processing and administrative expenses at the mine site (including mine site overhead, taxes other than income taxes, royalties and credits for metals produced other than palladium and platinum). Total production costs include total cash costs plus depreciation and amortization. Income taxes, corporate general and administrative expenses, asset impairment writedowns, restructuring costs, Norilsk transaction expenses and interest income and expense are not included in either total cash costs or total production costs.

(3) Cash cost per ton and cash cost per ounce represent non-U.S. Generally Accepted Accounting Principles (GAAP) measurements that management uses to monitor and evaluate the performance of its mining operations. Management believes cash costs per ounce and per ton provide an indicator of profitability and efficiency at each location and on a consolidated basis, as well as provide a meaningful basis to compare our results with those of other mining companies and other mining operating properties. See table "Reconciliation of Non-GAAP measures to cost of revenues."

(4) The ounces recovered and tons milled from the East Boulder Mine during 2001 were generated from construction and development activities. Proceeds generated from the ounces during 2001 were credited against capital mine development in 2001. Costs incurred for the mining of these tons during 2001 were charged to capital mine development in 2001.

(5) The company's average realized price represents revenues which include the impact of contract floor and ceiling prices and hedging gains and losses realized on commodity instruments and exclude contract discounts, divided by ounces sold. The average market price represents the average London PM Fix for the actual months of the period.

(6) The company reports a combined average realized and market price of palladium and platinum at the same ratio as ounces that are produced from the refinery.

Reconciliation of Non-GAAP measures to cost of revenues

Cash cost per ton and cash cost per ounce represent Non-GAAP measurements that management uses to monitor and evaluate the performance of its mining operations. Management believes cash costs per ounce and per ton provide an indicator of potential profitability and efficiency at each location and on a consolidated basis, as well as provide a meaningful basis to compare our results with those of other mining companies and other mining operating properties.

(in thousands, except where noted)	2003	2002	2001	2000	1999
Consolidated:					
Total operating costs	$ 145,381	$ 157,649	$ 116,097	$ 95,809	$ 72,790
Total cash costs	$ 165,457	$ 177,175	$ 132,810	$ 113,272	$ 81,178
Total production costs	$ 206,758	$ 216,673	$ 156,822	$ 131,087	$ 94,924
Divided by total ounces	584	617	504	430	409
Divided by total tons milled	1,269	1,331	894	756	689
Total operating cost per ounce	$ 249	$ 256	$ 230	$ 223	$ 178
Total cash cost per ounce	$ 283	$ 287	$ 264	$ 264	$ 198
Total production cost per ounce	$ 354	$ 351	$ 311	$ 305	$ 231
Total operating cost per ton milled	$ 115	$ 119	$ 130	$ 127	$ 106
Total cash cost per ton milled	$ 130	$ 133	$ 149	$ 150	$ 118
Total production cost per ton milled	$ 163	$ 163	$ 175	$ 173	$ 138
Reconciliation to cost of revenues:					
Total operating costs	$ 145,381	$ 157,649	$ 116,097	$ 95,809	$ 72,790
Royalties, taxes and other	20,076	19,526	16,713	17,463	8,388
Total cash costs	165,457	177,175	132,810	113,272	81,178
Asset retirement costs	342	508	290	192	189
Depreciation and Amortization	40,959	38,990	23,722	17,623	13,557
Total production costs	206,758	216,673	156,822	131,087	94,924
Change in product inventory	7,115	(6,669)	922	(10,113)	(1,747)
(Gain) or loss on sale of assets and other costs	94	1	408	551	(225)
Total cost of revenues	$ 213,967	$ 210,005	$ 158,152	$ 121,525	$ 92,952
Stillwater Mine:					
Total operating costs	$ 98,669	$ 115,561	$ 116,097	$ 95,809	$ 72,790
Total cash costs	$ 111,885	$ 129,355	$ 132,810	$ 113,272	$ 81,178
Total production costs	$ 137,811	$ 156,592	$ 156,822	$ 131,087	$ 94,924
Divided by total ounces	428	492	504	430	409
Divided by total tons milled	814	947	894	756	689
Total operating cost per ounce	$ 231	$ 235	$ 230	$ 223	$ 178
Total cash cost per ounce	$ 262	$ 263	$ 264	$ 264	$ 198
Total production cost per ounce	$ 322	$ 318	$ 311	$ 305	$ 231
Total operating cost per ton milled	$ 121	$ 122	$ 130	$ 127	$ 106
Total cash cost per ton milled	$ 138	$ 137	$ 149	$ 150	$ 118
Total production cost per ton milled	$ 169	$ 165	$ 175	$ 173	$ 138
Reconciliation to cost of revenues:					
Total operating costs	$ 98,669	$ 115,561	$ 116,097	$ 95,809	$ 72,790
Royalties, taxes and other	13,216	13,794	16,713	17,463	8,388
Total cash costs	111,885	129,355	132,810	113,272	81,178
Asset retirement costs	280	322	290	192	189
Depreciation and Amortization	25,646	26,915	23,722	17,623	13,557
Total production costs	137,811	156,592	156,822	131,087	94,924
Change in product inventory	6,155	(287)	922	(10,113)	(1,747)
(Gain) or loss on sale of assets and other costs	52	2	408	551	(225)
Total cost of revenues	$ 144,018	$ 156,307	$ 158,152	$ 121,525	$ 92,952

(in thousands, except where noted)	2003	2002	2001	2000	1999
East Boulder Mine:					
Total operating costs	$ 46,712	$ 42,088	$ —	$ —	$ —
Total cash costs	$ 53,572	$ 47,820	$ —	$ —	$ —
Total production costs	$ 68,947	$ 60,081	$ —	$ —	$ —
Divided by total ounces	156	125	—	—	—
Divided by total tons milled	455	384	—	—	—
Total operating cost per ounce	$ 299	$ 335	$ —	$ —	$ —
Total cash cost per ounce	$ 343	$ 381	$ —	$ —	$ —
Total production cost per ounce	$ 441	$ 478	$ —	$ —	$ —
Total operating cost per ton milled	$ 103	$ 110	$ —	$ —	$ —
Total cash cost per ton milled	$ 118	$ 125	$ —	$ —	$ —
Total production cost per ton milled	$ 151	$ 156	$ —	$ —	$ —
Reconciliation to cost of revenues:					
Total operating costs	$ 46,712	$ 42,088	$ —	$ —	$ —
Royalties, taxes and other	6,860	5,732	—	—	—
Total cash costs	53,572	47,820	—	—	—
Asset retirement costs	62	186	—	—	—
Depreciation and Amortization	15,313	12,075	—	—	—
Total production costs	68,947	60,081	—	—	—
Change in product inventory	960	(6,382)	—	—	—
(Gain) or loss on sale of assets and other costs	42	(1)	—	—	—
Total cost of revenues	$ 69,949	$ 53,698	$ —	$ —	$ —

ITEM 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the company's Consolidated Financial Statements and Notes, included elsewhere in this report, and the information contained in "Selected Financial and Operating Data."

EXECUTIVE SUMMARY

Two overriding factors have heavily influenced the company in recent years and will continue to affect the company in the future: the volatility of metal prices and the company's high unit cost structure. As to metal prices, they are dictated by market forces beyond the control of the company. As to its unit cost structure, the company has experienced difficulty meeting production targets, achieving sufficient cost efficiencies and realizing anticipated ore grades. In addition, the company must spend significant amounts of capital annually to maintain sufficient developed areas of the mines to maintain production.

In 1998, the company entered long-term sales contracts which, in some cases extend to 2010, and cover the majority of the mines' production. These contracts have floor prices which, in recent years, have been higher than market prices and higher than the company's total cash requirements including capital. These contracts have allowed the company to continue to generate operating profits in low pricing environments. If not extended or modified, as to which there can be no assurance, these contracts will expire by 2010. At that time, the company could be fully subject to market prices and the absence of these contracts could negatively affect the company's operating results.

The determination to build a second mine at East Boulder was made in 1998, a time when palladium prices were rising, and forecast to go higher. The financing of East Boulder was largely done through available cash and bank borrowings, which, ultimately put a financial strain on the company when combined with higher than anticipated capital costs for construction and development. In recent years the company was obliged to amend its credit agreement on numerous occasions, to seek additional funding through a private placement and to revise its mining plans on several occasions in an effort to optimize its production in light of financial limitations. Ultimately, the company sought a financial partner and considered numerous alternatives. The company's process led to the stock purchase transaction whereby Norilsk Nickel acquired 50.8% of the company through the acquisition of new common shares. Norilsk Nickel subsequently completed a cash tender offer thereby increasing their ownership to 55.5%. The company believes that it has adequate liquidity for its contemplated needs in view of the cash and palladium received in connection with the share issuance in the Norilsk Nickel transaction. The palladium is expected to be sold over the next two years, at close to market prices at the time of sale, with the banks having the option under the credit agreement to receive 50% of the cash proceeds.

The asset impairment charge taken at the end of 2003 was precipitated by a decline in reported ore reserves. The value which the assets were written down to reflects the decreased, and continuing low, palladium price, the high cost structure of the company and uncertainty about the company's ability to obtain favorable long-term sales contracts beyond 2010.

In looking to the future, the company's primary focus will be on profitability. Reducing its costs in relation to revenue from production will continue to be a priority. The company expects to continually review alternative opportunities to increase revenue and profitability, including promoting new uses for palladium. While automobile catalytic converters and jewelry have been the largest consumers of PGM's, the company desires to explore other uses on a worldwide basis.

PRODUCTION

The company's production of palladium and platinum is a result of the tons of ore mined, the mill head grade and metallurgical recovery. The company measures its mine production by ounces contained in concentrate reduced by subsequent processing losses expected to be incurred when shipped to the company's smelter, which generally occurs within four days of the ore being mined. Shipment from the company's refinery to a third-party refiner generally occurs within 14 days of mining. Approximately 35 days elapse between the time ore is extracted from the mines and the time ounces of recovered precious metal contained in that ore are made available by a third-party refiner to the company for sale. Because of the length of the processing cycle and the different cutoff points for identifying production and sales, production may not always correspond to sales in a particular accounting period. However, any production not shipped from the metal refinery at the end of an accounting period is generally shipped during the first two weeks of the subsequent period and the material is included in the company's in-process inventory. The company records revenue when title passes to its customers.

The ore grade of the company's ore reserves is an average of the composite of all samples. As is common in an underground mine, the grade mined and the recovery rate achieved will vary depending on the area being mined. In particular, mill head grade can be expected to vary by up to 10% depending on the area of the mine where extraction is occurring. During 2003, 2002 and 2001, the average mill head grade of total tons processed from the Stillwater Mine was 0.58, 0.58, and 0.63, ounce of PGMs per ton of ore, respectively. The East Boulder Mine commenced commercial production in 2002. During 2003 and 2002 the average mill head grade of total tons processed from the East Boulder Mine was 0.39 and 0.38 ounce of PGMs per ton of ore, respectively. During 2001, comparable mill head grade for the East Boulder Mine was 0.31 ounce per ton, however, the proceeds of all production of PGM's was credited against capitalized mine development as the mine was in the pre-production phase.

During 2003, the company's operations produced a total of 584,000 ounces, which included 450,000 ounces of palladium and 134,000 ounces of platinum. PGM production decreased 5% from 2002, and was 5% below the company's forecast PGM production for 2003. In 2002, the company increased the level of production at the Stillwater Mine in an area of the mine known as the upper west. The ore grade from the upper west was lower than the grade for the other ore mined by the company, thus impacting the company's ability to produce ore in line with its prior forecasts. In addition, production was affected by issues arising from increased MSHA enforcement activity, which primarily dealt with machinery noise levels, new interpretations of standards and renewed emphasis on explosives use and handling driven by directives from the U.S. Department of Homeland Security.

CAPITALIZED MINE DEVELOPMENT

Mine development expenditures incurred to date to increase existing production, develop new orebodies or develop mineral property substantially in advance of production have been capitalized and amortized using a units-of-production method based upon the proven and probable reserves. Mine development expenditures consist of a vertical shaft, multiple surface adits and underground infrastructure development including footwall laterals, ramps rail and transportation, electrical and ventilation systems, shop facilities, material handling areas, ore handling facilities, dewatering and pumping facilities. Many such facilities are required not only for current operations, but also for all future planned operations. Accordingly, these costs are generally amortized based upon the company's estimated proven and probable ore reserves.

The company recorded an impairment charge as of December 31, 2003. The carrying value of the Stillwater Mine, the East Boulder Mine and processing facilities in Columbus, Montana were reduced to their fair market value. This adjusted carrying amount will become the new cost basis for depreciation and amortization calculation.

Through December 31, 2003, the company calculated amortization of capitalized mine development by the application of an amortization rate to current production. The amortization rate is based upon un-amortized expenditures, net of impairment charges, and proven and probable ore reserves, as defined by the Securities and Exchange Commission industry guidelines, as of the beginning of the period. Capital expenditures are added to un-amortized capitalized cost as the assets are placed into service. Changes in proven and probable ore reserves are accounted for, in the calculation of the amortization rate, as a prospective change in estimate. Proven and probable ore reserves and the further benefit of capitalized mine development expenditures are based on significant management assumptions. Any changes in these assumptions, such as a change in the mine plan or a change in estimates of proven and probable reserves, could have material effect on the expected period of benefit resulting in a potentially significant change in the amortization rate and/or the valuations of related assets. Additional capital expenditures will be required to access the company estimated probable ore reserves. These anticipated capital expenditures, are not included in the current calculation of depreciation and amortization.

Expenditures incurred to sustain existing production and access specific reserve blocks or stopes provide benefit to ore reserve production over limited periods of time and, accordingly, are charged to operations as incurred. These costs include ramp and stope access excavations from primary haulage levels (footwall laterals), stope material rehandling/laydown excavations, stope ore and waste pass excavations and chute installations, stope ventilation raise excavations and stope utility and pipe raise excavations.

As a result of the asset impairment recorded in 2003, the company reviewed its amortization rate. Beginning in 2004, costs incurred for the development of footwall laterals and ramps will be amortized using the units of production method based upon proven and probable ore reserves within an immediate and relevant vicinity of these infrastructure developments resulting in such costs being amortized over only a portion of the proven and probable reserves. Previously, these additional expenditures have been amortized based upon the company's estimated proven and probable ore reserves. This change is expected to result in amortization of these costs over a period of 4 to 10 years as compared to amortization based on the total proven and probable ore reserve. While these infrastructure developments have continuing value for the life of the mine, this change is believed to more closely reflects the economics of these development expenditures incurred to access specific reserves. The company's proven reserves are generally expected to be extracted utilizing its existing mine development infrastructure. Additional capital expenditures will be required to access the company's estimated probable ore reserves. These anticipated capital expenditures are not included in the current calculation of depreciation and amortization.

Because of the change in ore reserves, the impairment charge and the new amortization method for future development costs, depreciation and amortization will be effected for the year 2004 as follows: (i) the impairment charge reduced the carrying value of the East Boulder Mine, the Stillwater Mine and the processing and other facilities; the lower book value will result in reduced depreciation and amortization charges in 2004, (ii) the lower level of reserves, over which certain costs are amortized, will result in a higher charge for depreciation and amortization in 2004, and (iii) the amortization of certain post 2003 mine development expenses over a shorter period, will result in a higher depreciation and amortization charge in 2004.

It is estimated the depreciation and amortization charge for 2004 will be approximately $60 to $65 per ounce. This compares to approximately $76 per ounce had the impairment adjustments described above not occurred and $71 per ounce, $64 per ounce and $47 per ounce in the years 2003, 2002 and 2001, respectively.

REVENUE

The company's revenue and earnings are significantly influenced by worldwide prices of palladium and platinum, which can be volatile and over which the company has no control. Sales to three significant customers represented approximately 98%, 97% and 96% of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Sales to these customers were pursuant to long-term sales contracts which provide floor and ceiling price structures. For a description of these contracts see "Business and Properties-Current Operations – Sales and Hedging Activities." Although the company sells its metals to a small number of customers and brokers, the company could, if the need were to arise, readily sell its metal on PGM markets throughout the world.

From time to time, the company uses basic hedging techniques involving fixed forwards, cashless put and call option collars and financially settled forwards, in an attempt to lock in prices for its production, benefit from price increases or protect against price decreases for a portion of its production within the floor and ceiling prices which exist in the long-term sales contracts. Terminal markets exist for both metals and prices are established as metal is traded each day. Such hedging contracts may preclude the company from obtaining the benefit of increased market prices for its contracted metals. As a result of the company's hedging activities, the company's revenues were favorably impacted in 2002 and 2001 by $9.2 million and $5.5 million, respectively. There were no recognized gains or losses on hedging transactions during 2003. See "Business and Properties — Sales and Hedging Activities."

The company may continue to use forward contract and put and call option strategies to manage the potential negative effects of metal price volatility on its financial results. During 2003, the company entered into fixed forwards that were accounted for as cash-flow hedges. All of these transactions settle in the first three months of 2004. The unrealized loss on these instruments due to changes in metal prices was $0.9 million ($0.5 million, net of tax) at December 31, 2003. The company's put and call options are financially settled at maturity. There were no put or call options outstanding at December 31, 2003. The company has credit agreements with its major trading partners that provide for margin deposits in the event that forward prices for metals exceed the company's hedge contract prices by a predetermined margin limit.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

PGM Production. During 2003, the company produced approximately 584,000 ounces of palladium and platinum, which included 450,000 ounces of palladium and approximately 134,000 ounces of platinum, compared with approximately 617,000 ounces which included 476,000 ounces of palladium and approximately 141,000 ounces of platinum during 2002. The decrease is due to the Stillwater Mine's lower mined production levels of 14% which was partially offset by a 25% increase in production at the East Boulder Mine. The Stillwater Mine produced approximately 428,000 ounces of palladium and platinum, consisting of 328,000 ounces of palladium and 100,000 ounces of platinum during 2003 and the East Boulder Mine produced approximately 156,000 ounces consisting of 122,000 ounces of palladium and 34,000 ounces of platinum during 2003.

Revenues. Revenues were $240.2 million for the year ended December 31, 2003, compared with $275.6 million in 2002, a 13% decrease, and were the result of a decrease in combined realized PGM prices of 10%, and by a 4% decrease in the quantity of metal sold.

Palladium sales decreased to approximately 459,000 ounces in 2003 from approximately 469,000 ounces in 2002. Platinum sales decreased to approximately 131,000 ounces in 2003 from approximately 143,000 ounces in 2002. As a result, the total quantity of metal sold decreased 4% to approximately 590,000 ounces in 2003 from approximately 612,000 ounces in 2002.

The company has long-term contracts with its customers for the majority of the production of the mines. These contracts have floor and ceiling prices which mitigate somewhat the price volatility evident in PGM markets.

The company's combined average realized price per ounce of palladium and platinum sold in 2003 decreased 10% to $408 per ounce, compared to $454 per ounce in 2002. The combined average market price, as determined in the PGM markets, decreased 18% to $315 per ounce in 2003, compared with $384 per ounce in 2002. The company's average realized price per ounce of palladium was $352 per ounce in 2003, a 19% decrease, compared to $436 per ounce for 2002, while the average market price decreased 41% to $201 per ounce in 2003 from $338 per ounce in 2002. The company's average realized price of platinum sold was $602 per ounce in 2003, compared with $511 per ounce in 2002, while the platinum average market price was $691 per ounce in 2003 compared to $539 per ounce in 2002.

Production Costs. Total consolidated cash costs per ounce produced in the year ended December 31, 2003 decreased $4, or 1%, to $283 per ounce from $287 per ounce in the year ended December 31, 2002. The decrease in total consolidated cash costs per ounce is attributed partially to cost cutting measures implemented by the company and partially to the 25% increase in production at the East Boulder Mine.

Total consolidated production costs per ounce in the year ended December 31, 2003 increased $3, or 1%, to $354 per ounce from $351 per ounce in the year ended December 31, 2002. The increase is due to the $4 decrease in total cash costs per ounce, primarily related to lower mining costs per ounce at the East Boulder Mine offset by an increase in depreciation and amortization costs of $7 per ounce.

Expenses. General and administrative expenses increased $0.3 million, or 2%, during the year ended December 31, 2003 primarily due to higher corporate administration expense. The increase of $3.0 million of Norilsk Nickel transaction related expenses was for costs recorded in the second quarter relating to the transaction with Norilsk Nickel. These costs are not expected to reoccur.

During the year ended December 31, 2003, the company revised its estimate of accrued restructuring costs as a result of negotiations of certain termination clauses of construction contracts which had been cancelled. The company made adjustments to reduce the accrual by $1.0 million and $7.0 million during 2003 and 2002, respectively. During 2002, the company increased its restructuring accrual by $1.1 million to reflect the decision to eliminate six management positions, which resulted in a net increase in pre-tax income of $5.9 million in 2002.

Interest expense remained constant due to the company's higher loan costs in 2003 on its credit facility, offset by the decrease in debt as a result of the Norilsk Nickel transaction (see Note 12). The higher loan costs are a result of obtaining amendments to the credit agreement.

Impairment Charge. The company follows Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Future cash flows include estimates of recoverable ounces, PGM prices (considering current and historical prices, long-term sales contract prices, price trends and related factors), production levels, capital and reclamation expenditures, all based on life-of-mine plans and projections.

The company disclosed in its quarterly report on Form 10-Q for the quarter ended September 30, 2003 that a continuation of palladium prices, at then low levels, would lead to asset impairment writedowns and a reduction of ore reserves which could be material. The company disclosed that the timing of such writedown or reduction in ore reserves would be evaluated in light of palladium prices and other matters.

Ore reserves are determined on an annual basis, and concurrently, mine plans and operating budgets are updated. The East Boulder Mine ore reserve at year-end 2003 increased 4% in contained ounces from that reported at year-end 2002. However, the Stillwater Mine ore reserve at year-end 2003 decreased 16% in contained ounces from that reported at year-end 2002. Overall the company's estimated contained ounces declined by 7%. The company's ore reserve determination for 2003 calculated at December 31, 2003 was ultimately bounded by geologic certainty and largely unaffected by price. Instead, the 2003 changes were adjustments for material mined, additions for extension of mine workings and drilling during 2003 and changes in mine plans and estimates.

The year-end 2003 change in ore reserves at the Stillwater Mine prompted an impairment review of the carrying values of the company's mine properties. The review determined that company investments in property, plant and equipment at the Stillwater Mine and East Boulder Mine were impaired. Consequently, the company performed a fair market value assessment of the assets and recorded an asset impairment charge of $390.3 million reducing the carrying value of the properties to their fair market value, as required. The impairment charge consists of $176.7 million at the Stillwater Mine, $178.0 million at the East Boulder Mine and $35.6 million at the processing and other facilities, reducing the carrying value of Stillwater Mine to $228.6 million, East Boulder Mine to $150.0 million and the processing and other facilities to $40.9 million. The company engaged an independent appraiser, Behre Dolbear, who utilized traditional mine valuation techniques including discounted cash flow analysis for purposes of determining fair market value.

The resulting net carrying value of the company's mining assets as of December 31, 2003 and 2002 is as follows:

(in thousands)	2003 Before Impairment Charge	2003 Impairment Charge	2003 Net Book Value	2002 Net Book Value
Stillwater Mine	$ 405,331	$ 176,739	$ 228,592	$ 385,317
East Boulder Mine	328,053	178,036	150,017	328,974
Processing Assets	71,343	34,761	36,582	76,049
Other Assets	5,096	759	4,337	3,679
	$ 809,823	$ 390,295	$ 419,528	$ 794,019

The reduction in carrying value of these mining assets is not expected to impact the company's employees, mine operations, smelting and refinery operations, delivery of PGMs to customers or compliance with the covenants of the company's bank credit facility.

Assumptions underlying future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and market conditions such as PGM prices, lower than expected recoverable ounces, and/or the company's operating performance could have a material effect on the company's determination of ore reserves, or its ability to recover the carrying amounts of its long lived assets resulting in potential additional impairment charges.

Income Taxes. The company reported an income tax benefit of $74.9 million or 18.8% of pre-tax loss for the year ended December 31, 2003 compared to an income tax provision of $8.9 million for the year ended December 31, 2002. The tax benefit is comprised of a $161.9 million benefit offset by a $70.3 million provision for a valuation allowance of the amount of the company's net deferred tax assets. The tax benefit is further offset by a reduction of deferred tax asset of $16.7 million resulting from a limitation on the company's net operating loss carry forwards attributed to the ownership change resulting from the Norilsk Nickel transaction (see Note 12). This compares to an income tax provision of $8.9 million, or 22.0% of pre-tax earnings for the year ended December 31, 2002. The change in the effective tax rate was primarily due to a reduction in taxable income from mining that limits the company's statutory depletion for tax purposes, the reversal of timing differences resulting from the asset impairment charges and the valuation allowance provided for the net deferred tax assets (see Note 11).

Other Comprehensive Income (Loss), net of tax. For the year of 2003, other comprehensive income (loss), net of tax, included a decline in the market value of commodity instruments of $0.5 million and of the interest rate swaps of $0.3 million offset by reclassification adjustments to interest expense of $1.5 million. For the same period of 2002, other comprehensive loss of $7.1 million net of tax, included a decline in the market value on commodity instruments of $0.2 million and a decline in the market value of the interest rate swaps of $2.3 million. Other comprehensive loss in 2002 also includes reclassification adjustments to earnings of $5.6 million associated with deferred gains on commodity instruments offset by $0.9 million associated with losses on interest rate swaps.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

PGM Production. During 2002, the company produced approximately 476,000 ounces of palladium and approximately 141,000 ounces of platinum, respectively, compared with approximately 388,000 ounces of palladium and approximately 116,000 ounces of platinum during 2001, which excludes the development ounces recovered from the East Boulder Mine in 2001 of approximately 17,000 ounces of palladium and 5,000 ounces of platinum. The increase was primarily due to the East Boulder Mine, which commenced commercial production in 2002 and produced 97,000 ounces of palladium and 28,000 ounces of platinum in 2002. This was partially offset by a 2% decrease in production at the Stillwater Mine primarily due to the lower mill head grade as a result of an increased emphasis in mining the upper west area, which produced 379,000 ounces of palladium and 113,000 ounces of platinum in 2002.

The company's PGM production increased 113,000 ounces from 2001, or 22%, but was 23,000 ounces, or 3.6% below the company's September 4, 2002 revised forecast PGM production for 2002. At the Stillwater Mine, the production shortfall was a result of an industrial relations problem experienced during the third quarter of 2002, interruptions arising from increased MSHA enforcement activity during the fourth quarter of 2002 and a lower ore grade than plan as a result of mining in the upper west area. At the East Boulder Mine, production was affected by ore grade, which was below the company's target.

Revenues. Revenues were $275.6 million for the year ended December 31, 2002, compared with $277.4 million in 2001, a 1% decrease, and were the result of a decrease in combined realized PGM prices of 18%, offset by a 21% increase in the quantity of metal sold.

Palladium sales increased to approximately 469,000 ounces in 2002 from approximately 391,000 ounces in 2001. Platinum sales increased to approximately 143,000 ounces in 2002 from approximately 114,000 ounces in 2001. As a result, the total quantity of metal sold increased 21% to approximately 612,000 ounces in 2002 from approximately 505,000 ounces in 2001.

The company has long-term contracts with its customers for the majority of the production of the mines. These contracts have floor and ceiling prices which mitigate somewhat the volatility evident in PGM markets.

The company's combined average realized price per ounce of palladium and platinum sold in 2002 decreased 18% to $454 per ounce, compared to $554 per ounce in 2001. The combined average market price, as determined in the PGM markets, decreased 34% to $384 per ounce in 2002, compared with $586 per ounce in 2001. The company's average realized price per ounce of palladium was $436 per ounce in 2002, compared to $570 per ounce for 2001, while the average market price decreased 44% to $338 per ounce in 2002 from $604 per ounce in 2001. The company's average realized price per ounce of platinum sold was $511 per ounce in 2002, compared with $498 per ounce in 2001. The platinum average market price was $539 per ounce in 2002 compared to $529 per ounce in 2001.

Production Costs. Total consolidated cash costs per ounce produced in the year ended December 31, 2002 increased $23, or 9%, to $287 per ounce from $264 per ounce in the year ended December 31, 2001. The increase in total consolidated cash costs per ounce is attributed to a $22 per ounce increase in total cash cost primarily related to placing the East Boulder Mine into commercial production in 2002 and lower production ounces at the Stillwater Mine due to lower grade.

Total consolidated production costs per ounce in the year ended December 31, 2002 increased $40, or 13%, to $351 per ounce from $311 per ounce in the year ended December 31, 2001. The increase is due to the $23 increase in total cash costs per ounce and an increase in depreciation and amortization costs of $17 per ounce, due to lower production ounces at the Stillwater Mine and the impact of placing the East Boulder Mine assets into commercial production during 2002, combined with changes in ore reserve estimates used in calculating depreciation.

Expenses. General and administrative expenses decreased $8.1 million, or 36%, during the year ended December 31, 2002, primarily as a result of; (i) lower costs of $2.5 million related to reduced project management and recruiting activities associated with the company's previous expansion plan and (ii) during the year ended December 31, 2001, the company incurred $1.7 million of severance costs attributable to a management realignment and consulting fees of $3.3 million. During the year ended December 31 2001, the company incurred $1.7 million related to a settlement of a legal dispute with a terminated refining contract.

During the year ended December 31, 2002, the company revised its estimate of accrued restructuring costs as a result of negotiations of certain termination clauses of construction contracts cancelled. The company made adjustments to reduce the accrual by $7.0 million during 2002. Also, during 2002, the company made an addition to its restructuring accrual of $1.1 million to reflect the decision to eliminate six management positions, which resulted in a net adjustment to increase pre-tax income by $5.9 million.

Interest expense increased $17.6 million as a result of placing the East Boulder Mine into production in 2002, which resulted in interest being expensed rather than capitalized.

Income Taxes. The company has provided for income taxes of $8.9 million, or 22% of pretax income, for the year ended December 31, 2002 compared to $20.3 million, or 23.6% of pretax income, for the year ended December 31, 2001.

Other Comprehensive Loss. For the year ended December 31, 2002, other comprehensive loss of $7.1 million, net of tax, includes a decline in the market value of the interest rate swaps of $2.3 million and a decline in the market value of commodity instruments of $0.2 million. Other comprehensive loss also includes reclassification adjustments to earnings of $5.6 million associated with deferred gains on commodity instruments and $0.9 million associated with losses on interest rate swaps. For 2002, the company recorded other comprehensive income of $12.9 million, net of tax, due to the increase in the market value of commodity derivative instruments of $16.5 million, off set by reclassification adjustments to earnings of $3.6 million associated with the gains realized on commodity instruments.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2003 was $154.7 million, compared to $46.7 million at December 31, 2002. The ratio of current assets to current liabilities was 2.4 at December 31, 2003, compared to 1.7 at December 31, 2002. The improved ratio is attributable to the Norilsk Nickel transaction which resulted in the company receiving cash proceeds, after debt reduction, of $50 million and palladium inventory valued at $148.2 million.

For the year ended December 31, 2003, net cash provided by operations was $47.2 million compared to $52.1 million for 2002. The decrease of $4.9 million was primarily a result of decreased net income of $354.9 million, an increase in non-cash expenses of $320.9 million, a decrease in the payments on the restructuring accrual of $2.8 million and an increase in net operating assets and liabilities of $26.3 million.

A net total of $55.3 million of cash was used in investing activities in 2003, compared to a net total of $55.9 million in 2002, a decrease of $0.6 million. The decrease of $0.6 million is primarily due to a reduction of capital expenditures attributed to the company's focus on reducing its capital expenditures. The company expects to invest approximately $80.8 million in capital items in 2004. The increase in 2004 is primarily due to increased production levels at the East Boulder Mine from 1,200 tons per day, to approximately 1,650 tons per day, additional capital investment of metallurgical facilities related to East Boulder's increased production levels and the capital expenditures related to smelter furnace re-brick.

For the year ended December 31, 2003, cash flow from financing activities was $29.6 million compared to $14.8 million for the year ended December 31, 2002. The cash provided by financing activities in 2003 were primarily attributed to net proceeds of $90.2 million from the Norilsk Nickel stock purchase transaction, offset by payments of $59.2 million on the company's credit facility and payments for debt issuances costs of $1.6 million. For the same period of 2002, cash flow from financing activities of $14.8 million was primarily attributed to net proceeds of $56.0 million from the stock purchase transaction, offset by payments of $38.6 million on the company's credit facility. At December 31, 2003, cash and cash equivalents had increased by $21.6 million to $47.5 million, compared with an increase of $11.0 million to $25.9 million at December 31, 2002.

At December 31, 2003, the company's available cash was $47.5 million and it had $128.5 million outstanding under its term loan facility. Letters of credit of $7.5 million were outstanding under the revolving credit facility. During 2004, the company will be required to make total payments of approximately $2.0 million in principal reductions to its debt which includes $1.4 million in scheduled principal payments on the outstanding borrowings under the credit facility. The company will also be required to pay approximately $13.9 million in total interest payments.

At December 31, 2003, the company owned 877,169 ounces of palladium inventory received on June 23, 2003 in the Norilsk Nickel stock transaction. The inventory is carried on the balance sheet at $169 per ounce, which results in a carrying value $148.2 million. At December 31, 2003 the palladium market price was $195 per ounce. In the first quarter of 2004, the company announced that it had entered into contracts under which all of the palladium will be sold at close to market prices at the time of sale. The company is required to offer 50% of the proceeds from the sale of the inventory to repay loans under the company's credit agreement. The lenders are not obligated to accept the pre-payment amount. If the lenders do not accept the prepayment, the company retains the cash but availability under the revolving credit facility is reduced by the amount of the prepayment not accepted.

CREDIT AGREEMENT

In February 2001, the company entered into a $250 million credit facility with a syndicate of financial institutions which replaced a previous $175 million bank facility. The credit facility has been amended or waivers have been obtained seven times with the most recent amendment effective March 20, 2003. The credit facility provides for a $65 million five-year term loan facility (Term A), a $135 million seven-year term loan facility (Term B) and a $25 million revolving credit facility (reduced from $50 million at the company's request as of March 20, 2003). Amortization of the term loan facilities commenced on March 31, 2002.

As of December 31, 2003, the company has $128.5 million outstanding under the Term B facility bearing interest at a variable rate of 7.25%. During 2003, the company obtained a letter of credit in the amount of $7.5 million, which reduces amounts available under the revolving credit facility at December 31, 2003. The letter of credit carries an annual fee of 4.0%. The revolving credit facility requires an annual commitment fee of 0.5% on the remaining unadvanced amount. Of the $25 million revolving credit facility, $17.5 million remains available to the company. This revolving credit facility will be reduced in circumstances where lenders are offered a prepayment but do not accept the prepayment. (see below)

The loans are required to be prepaid from excess cash flow, proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions. Proceeds of the term loan facility were used to finance a portion of the company's expansion plan. Proceeds of the revolving credit facility are being used for general corporate and working capital needs. Substantially all the property and assets of the company and its subsidiaries and the stock of the company's subsidiaries are pledged as security for the credit facility. The Term B facility bears interest at LIBOR, subject to a 2.5% minimum, plus a margin of 4.75% or an alternate base rate plus a margin of 3.25%.

Pursuant to the terms of the credit facility the company was required to apply $50.0 million of the $100.0 million cash proceeds received in the Norilsk Nickel transaction (see Note 12) to prepay its term loans. Consequently, the Term A facility was paid in full on June 30, 2003. In addition, in accordance with the terms of the credit agreement, the company is required to offer 50% of the net proceeds from the sale of palladium received in the Norilsk Nickel transaction (see Note 12) to further prepay its term loan. Accordingly, $74.1 million of the long-term debt has been classified as a current liability. The lenders are not obligated to accept the offer for prepayment. If lenders do not accept the prepayment, the company retains the cash but the availability under the revolving credit facility is reduced by the amount of the prepayment not accepted. The Term B facility final maturity date is December 31, 2007. The final maturity date of the revolving credit facility is December 30, 2005.

Covenants in the credit facility include restrictions on: (1) additional indebtedness; (2) payment of dividends or redemption of capital stock; (3) liens; (4) investment, acquisitions, dispositions or mergers; (5) transactions with affiliates; (6) capital expenditures (other than those associated with the company's mine plan); (7) refinancing or prepayment of subordinated debt; (8) changes in the nature of business conducted or ceasing operations at the principal operating properties; and (9) commodities hedging based upon annual palladium and platinum production. The company is also subject to financial covenants including a debt to operating cash flow ratio, a debt service coverage ratio and a debt to equity ratio.

Events of default in the credit facility include: (1) a cross-default to other indebtedness of the company; (2) any material *modification to the life-of-mine plans; (3) a change of control of the company other than the Norilsk Nickel transaction (see Note 12);* (4) the failure to maintain agreed-upon annual PGM production levels; and (5) any breach or modification of any of the sales contracts. The company expects to refinance the credit facility in 2004. The company is in compliance with its debt covenants at December 31, 2003.

Management believes with access to draw upon the $17.5 million available under the revolving credit facility, together with the cash on hand and expected to be generated from operations, including the sale of a portion of the palladium inventory received in the Norilsk Nickel transaction, will be adequate to meet the company's liquidity needs through 2004.

The required principal payments for the Term B facility total $1.4 million in 2004 and 2005, $60.8 million in 2006 and $65.0 million in 2007. Any outstanding balance under the revolving credit facility will be due in its entirety on December 30, 2005.

CONTRACTUAL OBLIGATIONS

The company is obligated to make future payments under various contracts such as debt agreements and capital lease agreements. The following table represents certain of our significant contractual cash obligations and other commercial commitments as of December 31, 2003:

(in thousands)	2004	2005	2006	2007	2008	Thereafter	Total
Term B Facility	$ 1,350	$ 1,350	$ 60,750	$ 65,002	$ —	$ —	$ 128,452
Capital lease obligations, net of interest	445	479	443	424	458	534	2,783
Special Industrial Education Impact Revenue Bonds	140	153	165	178	190	96	922
Exempt Facility Revenue Bonds, net of discount	—	—	—	—	—	29,329	29,329
Total long-term debt and capital leases	1,935	1,982	61,358	65,604	648	29,959	161,486
Other noncurrent liabilities	—	7,147	—	—	—	4,116	11,263
Total	$ 1,935	$ 9,129	$ 61,358	$ 65,604	$ 648	$ 34,075	$ 172,749

Debt obligations referred to in the table are presented as due for repayment under the terms of the loan agreements, and before any effect of the sale of palladium acquired in the Norilsk Nickel transaction (see Note 12). Under the terms of the Term B facility, the company is required to offer 50% of the net proceeds of the sale of palladium received in the Norilsk transaction to repay its Term B facility. The lenders are not obligated to accept the offer for repayment. As of December 31, 2003, the company has not sold any of the palladium received in the Norilsk Nickel transaction. Amounts included in other noncurrent liabilities that are anticipated to be paid in 2004 include, workers' compensation costs, property taxes and severance taxes. Amounts included in other noncurrent liabilities that are anticipated to be paid after 2008 consists of asset retirement obligation costs.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

Some statements contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, therefore, involve uncertainties or risks that could cause actual results to differ materially. These statements may contain words such as "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions. These statements are not guarantees of the company's future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Such statements include, but are not limited to, comments regarding expansion plans, costs, grade, production and recovery rates, permitting, financing needs, the terms of future credit facilities and capital expenditures, increases in processing capacity, cost reduction measures, safety, timing for engineering studies, and environmental permitting and compliance, litigation and the palladium and platinum market. Additional information regarding factors which could cause results to differ materially from management's expectations is found in the section entitled "Risk Factors" above.

CRITICAL ACCOUNTING POLICIES

Mine Development Expenditures — Capitalization and Amortization

Mining operations are inherently capital intensive, generally requiring substantial capital investment for the initial and concurrent development and preparation of the mine. Many of these expenditures are necessarily incurred well in advance of actual extraction of ore. Underground mining operations such as those conducted by the company require driving tunnels and sinking shafts that provide access to the underground orebody and construction and development of infrastructure, including electrical and ventilation systems, rail and other forms of transportation, shop facilities, material handling areas and hoisting systems. Ore mining and removal operations require significant underground facilities used to conduct mining operations and to transport the ore out of the mine to processing facilities located above ground.

Contemporaneously, as ore is mined, additional ongoing development is undertaken to provide access to the extension of the orebody, allowing additional ore to be produced. In addition to the development costs that have been previously incurred, these ongoing development expenditures are necessary to access all ore that is expected to be mined.

The company's proven ore reserves are based on interpolation between closely spaced diamond drill holes which intersect the J-M Reef and reflect the information required for detailed mine planning. Probable ore reserves are based on interpolation between sample points where sample spacing is greater than that for proven reserves or extrapolation from sample points. A significant portion of the probable ore reserves are based on extrapolation. The probable ore reserve areas are expected to be converted to proven ore reserves as the mine is developed. The factors used for determining the amount of probable ore reserves are estimated based on statistical analysis of the diamond drilling adjacent to these areas. The actual results for specific reserve blocks may be different than that estimated in the determination of probable ore reserves. Any changes in these assumptions could have a material effect on the estimates of probable ore reserves to be recovered over the life of the mine resulting in a potentially significant change in the amortization rate and/or the valuation of the related assets.

Mine development expenditures incurred to date to increase existing production, develop new orebodies or develop mineral property substantially in advance of production are capitalized and amortized using a units-of-production method based upon the proven and probable reserves. Mine development expenditures consist of a vertical shaft, multiple surface adits and underground infrastructure development including footwall laterals, ramps rail and transportation, electrical and ventilation systems, shop facilities, material handling areas, ore handling facilities, dewatering and pumping facilities. Many such facilities are required not only for current operations, but also for all future planned operations. Accordingly, these costs are generally amortized based upon the company's estimated proven and probable ore reserves.

Through December 31, 2003, the company calculated amortization of capitalized mine development by the application of an amortization rate to current production. The amortization rate is based upon un-amortized expenditures, net of impairment charges, and proven and probable ore reserves. Capital expenditures are added to un-amortized capitalized cost as the assets are placed into service. Changes in proven and probable ore reserves are accounted for, in the calculation of the amortization rate, as a prospective change in estimate. Proven and probable ore reserves and the further benefit of capitalized mine development expenditures are based on significant management assumptions. Any changes in these assumptions, such as a change in the mine plan, a change in estimates of proven and probable reserves or a change in economic assumptions could have a material effect on the expected period of benefit resulting in a potentially significant change in the amortization rate and/or the valuations the of related assets. The company's proven reserves are generally expected to be extracted utilizing its existing mine development infrastructure. Additional capital expenditures will be required to access the company's estimated probable ore reserves. These anticipated capital expenditures are not included in the current calculation of depreciation and amortization.

Expenditures incurred to sustain existing production and access specific reserve blocks or stopes provide benefit to ore reserve production over limited periods of time and, accordingly, are charged to operations as incurred. These costs include ramp and stope access excavations from primary haulage levels (footwall laterals), stope material rehandling/laydown excavations, stope ore and waste pass excavations and chute installations, stope ventilation raise excavations and stope utility and pipe raise excavations.

As a result of the asset impairment recorded in 2003, the company reviewed its amortization rate. Beginning in 2004, costs incurred for the development of footwall laterals and ramps will be amortized using the units of production method based upon proven and probable ore reserves within an immediate and relevant vicinity of these additional infrastructure developments resulting in such costs then being amortized over only a portion of the proven and probable reserves. The change is expected to result in amortization of these costs over a period of 4 to 10 years as compared to amortization based on total proven and probable ore reserves. While these infrastructure developments have continuing value for the life of the mine, this change is believed to more closely reflects the economics of these development expenditures incurred to access specific reserves.

Asset Impairment

The company follows Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The company reviews and evaluates its long-lived assets for impairment when events and changes in circumstances indicate that the related carrying amounts of its assets may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than carrying amount of the asset. Future cash flows include estimates of recoverable ounces, PGM prices (considering current and historical prices, long-term sales contracts prices, price trends and related factors), production levels and capital and reclamation expenditures, all based on life of mine plans and projection. If the assets are impaired, a calculation of fair market value is performed, and if fair market value is lower than the carrying value of the assets, the assets are reduced to their fair market value.

Assumptions underlying future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and market conditions such as PGM prices, lower than expected recoverable ounces, and/or the company's operating performance could have a material effect on the company's determination of ore reserves, or its ability to recover the carrying amounts of its long lived assets resulting in potential additional impairment charges. (see Note 4)

Income Taxes

Income taxes are determined using the asset and liability approach in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes.* This method gives consideration to the future tax consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on currently enacted tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. A valuation allowance has been provided at December 31, 2003 for the portion of the company's net deferred tax assets for which it is more likely than not that they will not be realized (see Note 11).

Reclamation and Environmental Costs

Effective January 1, 2003, the company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the company will recognize a gain or loss on settlement.

The company's current bonding requirements total approximately $13.2 million at December 31, 2003. The current bond amount is an estimate of reclamation and closure costs. The regulatory agencies review the bonding requirements and reclamation estimates on a 5-year rotation or anytime a major amendment to the operating permits is approved. The company expects that the Stillwater Mine bond will be reviewed and adjusted by the regulatory agencies during 2004. Any differences between the estimated amounts and actual post-closure reclamation and site restoration costs could have a material effect on the company's estimated liability resulting in a change in the recorded amount. The accrued reclamation liability was approximately $4.1 million at December 31, 2003 (see Note 3).

Hedging Program

From time to time, the company enters into derivative financial instruments, including fixed forwards, cashless put and call option collars and financially settled forwards to manage the effect of changes in the prices of palladium and platinum on the company's revenue. Prior to the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, these instruments were accounted for as hedges when the instrument is designated as a hedge of the related production and there exists a high degree of correlation between the fair value of the instrument and the fair value of the hedged production. The degree of correlation is assessed periodically for effectiveness or ineffectiveness. In the event that an instrument no longer meets the criteria for hedge designation, any subsequent gain or loss on the instrument is recognized immediately in earnings. Otherwise, gains or losses related to hedging transactions are recognized as adjustments to the revenue recorded for the related production. If an instrument is settled early, any gains or losses are deferred and recognized as adjustments to the revenue recorded for the related hedged production. Costs associated with the purchase of certain hedging instruments are deferred and amortized against revenue related to the hedged production.

The company accounts for its derivatives in accordance with SFAS No. 133 which requires that derivatives be reported on the balance sheet at fair value and, if the derivative is not designated as a hedging instrument, changes in fair value must be recognized in earnings in the period of change. If the derivative is designated as a hedge and to the extent such hedge is determined to be effective, changes in fair value are either (a) offset by the change in fair value of the hedged asset or liability (if applicable) or (b) reported as a component of other comprehensive income in the period of change, and subsequently recognized in the determination of net income in the period the offsetting hedged transaction occurs. The company primarily uses derivatives to hedge metal prices and manage interest rate risk. As of December 31, 2003 the outstanding derivatives associated with commodity instruments are valued at an unrealized loss of $0.9 million ($0.5 million, net of tax), and are reported as a component of accumulated other comprehensive income. As of December 31, 2003, the outstanding interest rate swaps are valued at an unrealized loss of $0.3 million, net of tax, and are reported as a component of accumulated other comprehensive income (see Note 14).

ITEM 7A
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The company is exposed to market risk, including the effects of adverse changes in metal prices and interest rates as discussed below.

COMMODITY PRICE RISK

The company produces and sells palladium, platinum and associated by-product metals directly to its customers and also through third parties. As a result, financial risks are materially affected when prices for these commodities fluctuate. In order to manage commodity price risk and to reduce the impact of negative fluctuation in prices, the company enters into long-term contracts and uses various derivative financial instruments. Because the company hedges only with instruments that have a high correlation with the value of the hedged transactions, changes in the fair value of the derivatives are expected to be offset by changes in the value of the hedged transaction.

The company has entered into long-term sales contracts with General Motors Corporation, Ford Motor Company and Mitsubishi Corporation. The contracts apply to the portions of the company's production over the period through December 2010 and provide for a floor and ceiling price structure. In the first quarter of 2004 the company also entered new sales contracts or had reached understandings, under which all of the 877,169 ounces of palladium will be sold, at close to market prices at the time of sale, over a period of two years primarily for use in automobile catalytic converters. See "Business and Properties- PGM Sales and Hedging Activities" (see Note 13).

During 2003, the company entered in fixed forwards that were accounted for as cash-flow hedges. These sales of metals from processing secondary materials are sold forward at the time of receipt and delivered against the cash flow hedges when the ounces are recovered. The company expects these transactions to settle in the first three months of 2004. The unrealized loss on these instruments due to changes in metal prices at December 31, 2003 was $0.9 million ($0.5 million net of tax). There was no recognized gain or loss on commodity instruments during 2003. The company utilizes financially settled forwards and cashless put and call option collars. Under financially settled forwards, at each settlement date, the company receives the difference between the forward price and the market price if the market price is below the forward price and the company pays the difference between the forward price and the market price if the market price is above the forward price. The company's financially settled forwards are settled at maturity. Under cashless put and call option collars, at each settlement, the company receives the difference between the put price and the market price if the market price is below the put price and the company pays the difference between the call price and the market price of the market price is above the call price.

A period of continuous low commodity prices could have a material adverse effect on the calculation of the company's ore reserves.

INTEREST RATE RISK

As of December 31, 2003, the company had $128.5 million outstanding under the Term B facility, bearing interest at a variable rate of 7.25% based on a LIBOR rate of 2.5% plus a spread of 4.75% (see Note 7). During the first quarter of 2002, the company entered into two identical interest rate swap agreements. These swaps fixed the interest rate on $100 million of the company's debt. The interest rate swap agreements were effective March 4, 2002 and mature on March 4, 2004. The agreements require the company to pay interest at a fixed rate of 3.67% and receive interest at a rate based on London Interbank Offered Rate (LIBOR), which is adjusted on a quarterly basis. The adjusted quarterly rate at December 31, 2003 was 1.18%. The company is exposed to changes in interest rates on the portion of its credit facility in excess of $100 million, since the credit facility carries a variable interest rate based upon LIBOR.

ITEM 8
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying consolidated financial statements and for other financial and operating information in this report. Management believes that its accounting systems and internal accounting controls, together with other controls, provide assurance that all accounts and records are maintained by qualified personnel in requisite detail, and accurately and fairly reflect transactions of Stillwater Mining Company and its subsidiary in accordance with established policies and procedures.

The Board of Directors has an Audit Committee, none of whose members are officers or employees of the company or its affiliates. The Audit Committee recommends independent accountants to act as auditors for the company; reviews the company's financial statements; confers with the independent accountants with respect to the scope and results of their audit of the company's financial statements and their reports thereon; reviews the company's accounting policies, tax matters and internal controls; and oversees compliance by the company with the requirements of federal and state regulatory agencies. Access to the Audit Committee is given to the company's financial and accounting officers and independent accountants.

Francis R. McAllister
Chairman of the Board and Chief Executive Officer

Thomas T. Angelos
Controller and Principal Accounting Officer

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The company's Audit Committee is comprised of three independent members. The Audit Committee reviews the accounting principles and procedures of the company and its annual financial reports and statements, recommends to the Board of Directors the engagement of the company's independent accountants, reviews with the independent accountants the plans and results of the auditing engagement and considers the independence of the company's auditors.

The main function of the Audit Committee is to ensure that effective accounting policies are implemented and that internal controls are put in place in order to deter fraud, anticipate financial risks and promote accurate, high quality and timely disclosure of financial and other material information to the public markets, the Board and the stockholders. The Audit Committee also reviews and recommends to the Board the approval of the annual financial statements and provides a forum, independent of management, where the company's auditors can communicate any issues of concern.

The independent members of the Audit Committee believe that the present composition of the Committee accomplishes all of the necessary goals and functions of an audit committee as recommended by the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees and adopted by the U.S. stock exchanges and the Securities & Exchange Commission. The Audit Committee has adopted a formal, written charter approved by the full Board of Directors of the company. The charter specifies the scope of the Audit Committee's responsibilities and how it should carry out those responsibilities. The Audit Committee has reviewed and discussed the audited consolidated financial statements of the company for the fiscal year ended December 31, 2003, with the company's management. The Audit Committee has discussed with KPMG LLP, the company's independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended by SAS No. 90 (Audit Committee Communications). The Audit Committee has also received the written disclosures from KPMG LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees), has considered whether the provision of non-audit services provided by KPMG LLP to the company is compatible with maintaining KPMG LLP's independence and has discussed the independence of KPMG LLP with that firm.

In reliance on the reviews and discussions referred to above, and subject to the limitations on the role and responsibilities of the committee set forth in its charter, based on the review of the company's financial statements, accounting system and its accounting policies and procedures and discussions with the company's auditors for the fiscal year ended December 31, 2003, the Audit Committee recommended to the Board of Directors that the consolidated financial statements for the fiscal year ended December 31, 2003 be included in the company's Annual Report on Form 10-K.

Sheryl K. Pressler, Chairperson
Craig Fuller
Patrick M. James

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Stillwater Mining Company:

We have audited the accompanying consolidated balance sheets of Stillwater Mining Company and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stillwater Mining Company and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, effective January 1, 2003.

Billings, Montana
February 24, 2004

STILLWATER MINING COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

December 31,	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 47,511	$ 25,913
Restricted cash equivalents	2,650	2,250
Inventories	202,485	52,058
Accounts receivable	3,777	18,647
Deferred income taxes	4,313	5,779
Other current assets	4,270	7,828
Total current assets	265,006	112,475
Property, plant and equipment, net	419,528	794,019
Other noncurrent assets	6,054	7,720
Total assets	$ 690,588	$ 914,214
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 9,781	$ 14,310
Accrued payroll and benefits	10,654	10,071
Property, production and franchise taxes payable	8,504	10,998
Current portion of long-term debt and capital lease obligations	1,935	21,461
Long-term debt secured by finished goods inventory	74,106	–
Accrued restructuring costs	680	1,926
Other current liabilities	4,610	7,017
Total current liabilities	110,270	65,783
Long-term debt and capital lease obligations	85,445	198,866
Deferred income taxes	4,313	80,615
Other noncurrent liabilities	11,263	9,736
Total liabilities	211,291	355,000
Commitments and Contingencies (Note 15)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued	–	–
Common stock, $0.01 par value, **200,000,000** and 100,000,000 shares authorized, **89,849,239** and 43,587,107 shares issued and outstanding	899	436
Paid-in capital	592,974	351,605
Retained earnings (accumulated deficit)	(113,756)	209,504
Accumulated other comprehensive loss	(820)	(1,405)
Unearned compensation – restricted stock awards	–	(926)
Total stockholders' equity	479,297	559,214
Total liabilities and stockholders' equity	$ 690,588	$ 914,214

The accompanying notes are an integral part of the consolidated financial statements.

STILLWATER MINING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

Year ended December 31,	2003	2002	2001
REVENUES	$ 240,229	$ 275,599	$ 277,381
COSTS AND EXPENSES			
Cost of metals sold	173,008	171,015	134,430
Depreciation and amortization	40,959	38,990	23,722
Total cost of revenues	213,967	210,005	158,152
General and administrative	14,513	14,205	22,342
Norilsk Nickel transaction related expenses	3,043	–	–
Impairment of property, plant and equipment	390,295	–	–
Restructuring costs, net	(966)	(5,938)	10,974
Legal settlement	–	–	1,684
Total costs and expenses	620,852	218,272	193,152
OPERATING INCOME (LOSS)	(380,623)	57,327	84,229
OTHER INCOME (EXPENSE)			
Interest income	427	903	1,900
Interest expense, net of capitalized interest of $17,806 in 2001	(17,595)	(17,601)	–
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(397,791)	40,629	86,129
Income tax benefit (provision) before provision for valuation allowance and reduction of deferred tax assets	161,921	(8,945)	(20,325)
Provision for valuation allowance for net deferred tax assets	(70,304)	–	–
Reduction of deferred tax asset for net operating loss carry forwards resulting from ownership change	(16,678)		
Total income tax benefit (provision)	74,939	(8,945)	(20,325)
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(322,852)	31,684	65,804
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF INCOME TAX BENEFIT OF $264	(408)	–	–
NET INCOME (LOSS)	(323,260)	31,684	65,804
Other comprehensive income (loss), net of tax	585	(7,139)	12,872
COMPREHENSIVE INCOME (LOSS)	$(322,675)	$ 24,545	$ 78,676
BASIC EARNINGS (LOSS) PER SHARE			
Income (loss) before cumulative effect of accounting change	$ (4.76)	$ 0.74	$ 1.70
Cumulative effect of accounting change	(0.01)	–	–
Net income (loss)	$ (4.77)	$ 0.74	$ 1.70
DILUTED EARNINGS (LOSS) PER SHARE			
Income (loss) before cumulative effect of accounting change	$ (4.76)	$ 0.74	$ 1.68
Cumulative effect of accounting change	(0.01)	–	–
Net income (loss)	$ (4.77)	$ 0.74	$ 1.68
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	67,807	42,900	38,732
Diluted	67,807	43,004	39,214

The accompanying notes are an integral part of the consolidated financial statements.

STILLWATER MINING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year ended December 31,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$(323,260)**	$ 31,684	$ 65,804
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**40,959**	38,990	23,722
Deferred income taxes	**(74,733)**	4,453	23,844
Cumulative effect of accounting change	**672**	–	–
Restructuring costs, net	**(966)**	(5,938)	10,974
Cash paid on accrued restructuring costs	**(280)**	(3,110)	–
Impairment of property, plant and equipment	**390,295**	–	–
Stock issued under employee benefit plans	**3,456**	3,407	–
Amortization of debt issuance costs	**3,069**	1,104	422
Amortization of restricted stock compensation	**670**	464	–
Changes in operating assets and liabilities:			
Inventories	**(2,214)**	(9,114)	(319)
Accounts receivable	**14,870**	3,126	(21,773)
Accounts payable	**(4,529)**	(7,229)	(171)
Restricted cash	**(400)**	(2,250)	–
Other	**(394)**	(3,449)	4,289
NET CASH PROVIDED BY OPERATING ACTIVITIES	**47,215**	52,138	106,792
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**(55,256)**	(57,169)	(197,155)
Proceeds from sale/leaseback transactions	–	1,282	1,507
NET CASH USED IN INVESTING ACTIVITIES	**(55,256)**	(55,887)	(195,648)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock related to Norilsk Nickel transaction, net of issue costs [1]	**90,199**	–	–
Issuance of common stock, net of stock issue costs	**175**	56,047	2,059
Payments on long-term debt and capital lease obligations	**(59,191)**	(38,570)	(153,431)
Issuance of long-term debt	–	–	252,652
Net metals repurchase agreement transactions	–	–	(9,386)
Payments for debt issuance costs	**(1,606)**	(1,613)	(5,111)
Other	**62**	(1,113)	(1,235)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**29,639**	14,751	85,548
CASH AND CASH EQUIVALENTS			
Net increase (decrease)	**21,598**	11,002	(3,308)
Balance at beginning of year	**25,913**	14,911	18,219
BALANCE AT END OF YEAR	**$ 47,511**	$ 25,913	$ 14,911
(1) Non-cash financing activities			
Fair value of common stock issued (net of issue costs)	$ 238,412	$ –	$ –
Inventory received in connection with the Norilsk Nickel transaction	(148,213)	–	–
Net cash received in Norilsk Nickel transaction	$ 90,199	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

STILLWATER MINING COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation– Restricted Stock	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2000	38,646	386	$ 288,212	$ 112,016	$ —	$ —	$ 400,614
Net income	—	—	—	65,804	—	—	65,804
Change in net unrealized gains on derivative financial instruments, net of tax	—	—	—	—	12,872	—	12,872
Cumulative effect of change in accounting method for derivative financial instruments, net of tax	—	—	—	—	(7,139)	—	(7,139)
Common stock issued under stock plans	131	2	2,057	—	—	—	2,059
Tax benefit from stock options exercised	—	—	1,099	—	—	—	1,099
Repurchase and retirement of common stock	(6)	—	(186)	—	—	—	(186)
BALANCE AT DECEMBER 31, 2001	38,771	388	291,182	177,820	5,733	—	475,123
Net income	—	—	—	31,684	—	—	31,684
Change in net unrealized gains on derivative financial instruments, net of tax	—	—	—	—	(7,138)	—	(7,138)
Issuance of shares pursuant to a private placement	4,286	43	53,938	—	—	—	53,981
Common stock issued under employee benefit plans	354	3	3,404	—	—	—	3,407
Common stock issued under stock plans	58	1	731	—	—	—	732
Tax benefit from stock options exercised	—	—	87	—	—	—	87
Restricted shares of common stock granted to officers and employees	135	1	2,593	—	—	(2,594)	—
Amortization of unearned restricted stock	—	—	—	—	—	1,338	1,338
Forfeiture of unearned restricted stock	(17)	—	(330)	—	—	330	—
BALANCE AT DECEMBER 31, 2002	43,587	436	351,605	209,504	(1,405)	(926)	559,214
Net loss	—	—	—	(323,260)	—	—	(323,260)
Change in net unrealized gains on derivative financial instruments, net of tax	—	—	—	—	585	—	585
Common stock issued under employee benefit plans	769	8	3,448	—	—	—	3,456
Common stock issued under stock plans	45	—	175	—	—	—	175
Tax benefit from stock options exercised	—	—	63	—	—	—	63
Amortization of unearned restricted stock	—	—	—	—	—	670	670
Forfeiture of unearned restricted stock	(13)	—	(256)	—	—	256	—
Repurchase and retirement of common stock	(2)	—	(18)	—	—	—	(18)
Common stock issued in connection with Norilsk Nickel transaction (see Note 12)	45,463	455	237,957	—	—	—	238,412
BALANCE AT DECEMBER 31, 2003	89,849	899	$ 592,974	$ (113,756)	$ (820)	$ —	$ 479,297

The accompanying notes are an integral part of the consolidated financial statements.

STILLWATER MINING COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
NATURE OF OPERATIONS

Stillwater Mining Company, a Delaware corporation, is engaged in the exploration, development, extraction, processing and refining of palladium, platinum and associated minerals from the J-M Reef located in Stillwater and Sweet Grass Counties, Montana. The J-M Reef is a twenty-eight (28) mile long geologic formation containing one of the largest deposits of platinum group metals (PGMs) in the world.

The company's operations consist of the Stillwater Mine located on the J-M Reef in Nye, Montana, the East Boulder Mine, which commenced commercial production during 2002, located at the western end of the J-M Reef in Sweet Grass County, Montana and a smelter and refinery located in Columbus, Montana.

The company's operations can be significantly impacted by risks and uncertainties associated with the mining industry as well as those specifically related to its operations. The risks and uncertainties that can impact the company include but are not limited to the following: price volatility of palladium and platinum, economic and political events affecting supply and demand for these metals, mineral reserve estimation, environmental obligations, government regulations, ownership of and access to mineral reserves and compliance with credit agreement covenants.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Stillwater Mining Company and its wholly owned subsidiary (collectively referred to as the "company"). All intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of all cash balances and all highly liquid investments purchased with a maturity of three months or less.

RESTRICTED CASH EQUIVALENTS

Restricted cash equivalents consist of cash equivalents which have been pledged as collateral on two letters of credit issued during 2003. The restrictions on the balances lapse upon expiration of the letters of credit, which currently have terms of less than one year.

INVENTORIES

Metals inventories are carried at the lower of current market value taking into consideration on the company's long-term sales contracts or average unit cost. Production costs include the cost of direct labor and materials, depreciation and amortization, as well as overhead costs relating to mining and processing activities. Materials and supplies inventories are valued at the lower of average cost or fair market value.

The 877,169 ounces of palladium received in connection with the Norilsk Nickel transaction (see Note 12) were valued at $169 per ounce. The value was determined based on the market price of palladium of $179 per ounce on June 23, 2003 (the closing date of the transaction) less an estimated discount for disposal and marketing expenses. If the palladium price were to decline below $169 per ounce, the company would be required to write down the unsold palladium to market with a charge to earnings. If the price of the palladium increases, the increase in value will only be recognized when the palladium is sold. The market price of palladium was $195 per ounce on December 31, 2003.

PROPERTY, PLANT AND EQUIPMENT

Plant and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives ranging from five to twenty years or, for capital leases, the term of the related leases if shorter. Maintenance and repairs are charged to operations as incurred. Mine development expenditures incurred to date to increase existing production, develop new orebodies or develop mineral property substantially in advance of production are capitalized and amortized using a units-of-production method based upon the proven and probable reserves. Mine development expenditures consist of a vertical shaft, multiple surface adits and underground infrastructure development including footwall laterals, ramps, rail and transportation, electrical and ventilation systems, shop facilities, material handling areas, ore handling facilities, dewatering and pumping facilities. Many such facilities are required not only for current operations, but also for all future planned operations. Accordingly, these costs are generally amortized based upon the company's estimated proven and probable ore reserves.

The company calculated amortization of capitalized mine development by the application of an amortization rate to current production. The amortization rate is based upon un-amortized expenditures, net of impairment recorded, and proven and probable ore reserves. Capital expenditures are added to un-amortized capitalized cost as the assets are placed into service. Changes in proven and probable ore reserves are accounted for, in the calculation of the amortization rate, as a prospective change in estimate. Proven and probable ore reserves and the further benefit of capitalized mine development expenditures are based on significant management assumptions. Any changes in these assumptions, such as a change in the mine plan or a change in estimates of proven and probable reserves, could have material effect on the expected period of benefit resulting in a potentially significant change in the amortization rate and/or the valuations of related assets. The company's proven reserves are generally expected to be extracted utilizing its existing mine development infrastructure. Additional capital expenditures will be required to access the company's estimated probable ore reserves. These anticipated capital expenditures are not included in the current calculation of depreciation and amortization.

Expenditures incurred to sustain existing production and access specific reserve blocks or stopes provide benefit to ore reserve production over limited periods of time and, accordingly, are charged to operations as incurred. These costs include ramp and stope access excavations from primary haulage levels (footwall laterals), stope material rehandling/laydown excavations, stope ore and waste pass excavations and chute installations, stope ventilation raise excavations and stope utility and pipe raise excavations.

As a result of the asset impairment recorded in 2003, the company reviewed its amortization rates. Beginning in 2004, costs incurred for the development of footwall laterals and ramps will be amortized using the units of production method based upon proven and probable ore reserves within an immediate and relevant vicinity of these additional infrastructure developments resulting in such costs being amortized over only a portion of the proven and probable reserves. The change is expected to result in amortization of these costs over a period of 4 to 10 years as compared to amortization based on total proven and probable ore reserves. While these infrastructure developments have continuing value for the life of the mine, this change in estimate more closely reflects the economics of these development expenditures incurred to access specific reserves.

ASSET IMPAIRMENT

The company follows Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The company reviews and evaluates its long-lived assets for impairment when events and changes in circumstances indicate that the related carrying amounts of its assets may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than carrying amount of the asset. Future cash flows include estimates of recoverable ounces, PGM prices (considering current and historical prices, long-term sales contracts prices, price trends and related factors), production levels and capital and reclamation expenditures, all based on life of mine plans and projections. If the assets are impaired, a calculation of fair market value is performed, and if the fair market value is lower than the carrying value of the assets, the assets are reduced to their fair market value.

Assumptions underlying future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and market conditions such as PGM prices, lower than expected recoverable ounces, and/or the company's operating performance could have a material effect on the company's determination of ore reserves, or its ability to recover the carrying amounts of its long lived assets resulting in potential additional impairment charges (see Note 4).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's non-derivative financial instruments consist primarily of cash equivalents, accounts receivable, debt and capital lease obligations. The carrying amounts of cash equivalents and accounts receivable approximate fair value due to their short maturities. The carrying amounts of long-term debt approximate fair values as interest rates on the majority of such debt are variable. At December 31, 2003 and 2002, based on rates available for similar types of leases, the fair values of capital lease obligations were not materially different from their carrying amounts.

REVENUE RECOGNITION

Revenues consist of the sales of palladium and platinum, including any realized hedging gains or losses, and are reduced by sales discounts associated with long-term sales contracts. By-product metals proceeds and secondary materials processing proceeds are included as a reduction to the cost of metals sold rather than an increase in revenue.

Pursuant to the guidance in Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition for Financial Statements*, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, no obligations remain and collectability is probable. Under the terms of sales contracts and purchase orders received from customers, the company recognizes revenue when the product is in a refined and saleable form and title passes, which is typically when the product is transferred from the account of the company to the account of the customer. Sales discounts are recognized when the related revenue is recorded.

The company follows Emerging Issues Task Force (EITF) Issue No. 00-14, *Accounting for Certain Sales Incentives*. The consensus reached by the EITF requires a company to classify any cash sales discounts as a reduction in revenue.

HEDGING PROGRAM

From time to time, the company enters into derivative financial instruments, including fixed forwards, cashless put and call option collars and financially settled forwards to manage the effect of changes in the prices of palladium and platinum on the company's revenue. Prior to the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, these instruments were accounted for as hedges when the instrument is designated as a hedge of the related production and there exists a high degree of correlation between the fair value of the instrument and the fair value of the hedged production. The degree of correlation is assessed periodically for effectiveness or ineffectiveness. In the event that an instrument no longer meets the criteria for hedge designation, any subsequent gain or loss on the instrument is recognized immediately in earnings. Otherwise, gains or losses related to hedging transactions are recognized as adjustments to the revenue recorded for the related production. If an instrument is settled early, any gains or losses are deferred in accumulated other comprehensive income and recognized as adjustments to the revenue recorded for the related hedged production. Costs associated with the purchase of certain hedging instruments are deferred and amortized against revenue related to the hedged production.

The company accounts for its derivatives in accordance with SFAS No. 133, which require that derivatives be reported on the balance sheet at fair value and, if the derivative is not designated as a hedging instrument, changes in fair value must be recognized in earnings in the period of change. If the derivative is designated as a hedge and to the extent such hedge is determined to be effective, changes in fair value are either (a) offset by the change in fair value of the hedged asset or liability (if applicable) or (b) reported as a component of other comprehensive income in the period of change, and subsequently recognized in the determination of net income in the period the offsetting hedged transaction occurs. The company primarily uses derivatives to hedge metal prices and manage interest rate risk. As of December 31, 2003 the outstanding derivatives associated with commodity instruments are valued at an unrealized loss of $0.5 million, net of tax, and are reported as a component of accumulated other comprehensive income. As of December 31, 2003, the outstanding interest rate swaps are valued at an unrealized loss of $0.3 million, net of tax, and are reported as a component of accumulated other comprehensive income (see Note 14).

METALS REPURCHASE TRANSACTIONS

The company may enter into transactions for the sale and repurchase of excess metals held in the company's account at third party refineries. Under these transactions, the company will enter into an agreement to sell a certain number of ounces to counter parties at the prevailing current market price. The company will simultaneously enter into a separate agreement with the same counter party, to repurchase the same number of ounces at the same price at the repurchase date. The company records a liability for the amount to be paid to repurchase the metals upon entering into the agreement.

RECLAMATION AND ENVIRONMENTAL COSTS

Effective January 1, 2003, the company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the company will recognize a gain or loss on settlement.

The current bonding requirements total approximately $13.2 million at December 31, 2003. The current bond amount is an estimate of reclamation and closure costs. The regulatory agencies review the bonding requirements and reclamation estimates on a 5-year rotation or anytime a major amendment to the operating permits is approved. The company expects that the Stillwater Mine bond will be reviewed and adjusted by the regulatory agencies during 2004. Any differences between the estimated amounts and actual post-closure reclamation and site restoration costs could have a material effect on the company's estimated liability resulting in a change in the recorded amount. The accrued reclamation liability was approximately $4.1 million at December 31, 2003 (See Note 3).

INCOME TAXES

Income taxes are determined using the asset and liability approach in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. This method gives consideration to the future tax consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on currently enacted tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. A valuation allowance has been provided at December 31, 2003 for the portion of the company's net deferred tax assets for which it is more likely than not that they will not be realized (see Note 11).

STOCK-BASED COMPENSATION

The company has elected to account for stock options and other stock-based compensation awards using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, because stock options are granted at fair market value, no compensation expense has been recognized for stock options issued under the company's stock option plans. The company records compensation expense for other stock-based compensation awards over the vesting periods. The company has adopted the disclosure only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended December 31,	2003	2002	2001
Weighted average expected lives (years)	3.8	3.7	3.7
Interest rate	2.4%	3.1%	4.5%
Volatility	64%	58%	56%
Dividend yield	–	–	–

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

(In thousands)	2003	2002	2001
Net income (loss), as reported	$(323,260)	$ 31,684	$ 65,804
Add stock-based employee compensation expense included in reported net income (loss), net of tax	670	464	–
Deduct total stock-based employee compensation expense determined under fair-value based method for all rewards, net of tax	(1,836)	(3,393)	(5,116)
Pro forma net income (loss)	$(324,426)	$ 28,755	$ 60,688
Earnings (loss) per share, as reported:			
Basic	$ (4.77)	$ 0.74	$ 1.70
Diluted	$ (4.77)	$ 0.74	$ 1.68
Pro forma earnings (loss) per share:			
Basic	$ (4.78)	$ 0.67	$ 1.57
Diluted	$ (4.78)	$ 0.67	$ 1.55

EARNINGS PER SHARE

The company follows SFAS No. 128, *Earnings per Share*, which requires the presentation of basic and diluted earnings per share.

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. No adjustments were made to reported net income in the computation of earnings per share.

The effect of outstanding stock options on diluted weighted average shares outstanding was 0, 74,248, and 481,442 shares for 2003, 2002, and 2001 respectively. Outstanding options to purchase 2,754,938; 2,416,238; and 820,616 shares of common stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, respectively, because the effect of inclusion would have been antidilutive using the treasury stock method.

The effect of outstanding restricted stock was to increase diluted weighted average shares outstanding by 29,661 shares for 2002.

COMPREHENSIVE INCOME

Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and events other than those with stockholders. The company's only significant element of other comprehensive income is unrealized gains and losses on derivative financial instruments.

START-UP COSTS

The costs of start-up activities, including organization costs, are expensed as incurred.

DEBT ISSUANCE COSTS

Costs associated with the issuance of debt are included in other noncurrent assets and are amortized over the term of the related debt using the effective interest method.

STOCK ISSUANCE COSTS

Payment of specific costs directly attributable to a proposed issuance of the company's common stock are capitalized and included in other current assets. Upon issuance of the common stock, the capitalized costs are reclassified to equity as an offset to the proceeds received from the issuance of the shares.

USE OF ESTIMATES

The preparation of the company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. The more significant areas requiring the use of management's estimates relate to mineral reserves, reclamation and environmental obligations, valuation allowance for deferred tax assets, useful lives utilized for depreciation, amortization and accretion calculations, future cash flows from long-lived assets and accruals for restructuring costs. Actual results could differ from these estimates.

NOTE 3
ASSET RETIREMENT OBLIGATION

The company adopted SFAS No. 143 on January 1, 2003. Upon adoption, the company increased its post-closure reclamation liability by approximately $1.9 million, increased the carrying value of its assets by approximately $1.2 million and recorded a cumulative effect adjustment to decrease income by $0.7 million ($0.4 million net of tax). At December 31, 2003, the company was required to post surety bonds with the State of Montana in the amount of $13.2 million, which also represents the company's current estimate of mine closure and reclamation costs for current operations. The accrued reclamation liability, included in other noncurrent liabilities, was approximately $4.1 million, $1.9 million and $1.4 million, respectively at December 31, 2003, 2002 and 2001. Had SFAS No. 143, been applied during 2002 and 2001 the accrued reclamation liability would have been approximately $3.8 million and $2.8 million at December 31, 2002 and 2001, respectively.

The following summary sets forth the changes of the Asset Retirement Obligations:

(in thousands)	Stillwater Mine	East Boulder Mine	Total
Balance at January 1, 2003	$ 3,093	$ 681	$ 3,774
Liabilities incurred	—	—	—
Liabilities settled	—	—	—
Accretion expense	280	62	342
Revision of estimated cash flows	—	—	—
Balance at December 31, 2003	$ 3,373	$ 743	$ 4,116

NOTE 4
ASSET IMPAIRMENT

The company follows SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Future cash flows include estimates of recoverable ounces, PGM prices (considering current and historical prices, long-term sales contract prices, price trends and related factors), production levels, capital and reclamation expenditures, all based on life-of-mine plans and projections.

The company disclosed on its quarterly report on Form 10-Q for the quarter ended September 30, 2003 that a continuation of palladium prices, at then low levels, would lead to asset impairment writedowns and a reduction of ore reserves which could be material. The company disclosed that the timing of such writedown or reduction in ore reserves would be evaluated in light of palladium prices and other matters.

Ore reserves are determined on an annual basis, and concurrently, mine plans and operating budgets are updated. The East Boulder Mine ore reserve at year-end 2003 increased 4% in contained ounces from that reported at year-end 2002. However, the Stillwater Mine ore reserve at year-end 2003 decreased 16% in contained ounces from that reported at year-end 2002. Overall the company's contained ounces reduced by 7%. The company's ore reserve determination for 2003 calculated at December 31, 2003 was ultimately bounded by geologic certainty and largely unaffected by price. Instead, the 2003 changes were adjustments for material mined, additions for extension of mine workings and drilling during 2003 and changes in mine plans.

The year-end 2003 change in ore reserves at the Stillwater Mine prompted an impairment review of the carrying values of the company's mine properties. The review determined that company investments in property, plant and equipment at the Stillwater Mine and East Boulder Mine were impaired. Consequently, the company performed a fair market value assessment of the assets and recorded an asset impairment charge of $390.3 million reducing the carrying value of the properties to their fair market value, as required. The impairment charge consists of $176.7 million at the Stillwater Mine, $178.0 million at the East Boulder Mine and $35.6 million at the processing and other facilities, reducing the carrying value of Stillwater Mine to $228.6 million, East Boulder Mine to

$150.0 million and the processing and other facilities to $40.9 million. The company engaged an independent appraiser, Behre Dolbear, who utilized traditional mine valuation techniques including discounted cash flow analysis for purposes of determining fair market value.

The resulting carrying value of the company's mining assets as of December 31, 2003 and 2002 is as follows:

	2003			2002
(in thousands)	Before Impairment Charge	Impairment Charge	Net Book Value	Net Book Value
Stillwater Mine	$ 405,331	$ 176,739	$ 228,592	$ 385,317
East Boulder Mine	328,053	178,036	150,017	328,974
Processing Assets	71,343	34,761	36,582	76,049
Other Assets	5,096	759	4,337	3,679
	$ 809,823	$ 390,295	$ 419,528	$ 794,019

Assumptions underlying estimates of future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and market conditions such as PGM prices, lower than expected recoverable ounces, and/or the company's operating performance could have a material effect on the company's determination of ore reserves, or its ability to recover the carrying amounts of its long lived assets, resulting in potential additional impairment charges.

NOTE 5
INVENTORIES

(in thousands)	2003	2002
Metals inventory		
Raw ore	$ 661	$ 783
Concentrate and in-process	17,393	14,090
Finished goods	173,715	25,630
	191,769	40,503
Materials and supplies	10,716	11,555
	$ 202,485	$ 52,058

Inventories are stated at the lower of current market value taking into consideration the company's long-term sales contracts, or average unit cost. Metal inventory costs include direct labor and materials, depreciation and amortization, as well as overhead costs relating to mining and processing activities. The 877,169 ounces of palladium received in connection with the Norilsk Nickel transaction (see Note 12) were valued at $169 per ounce. The value was determined based on the market price of palladium of $179 per ounce on June 23, 2003 (the closing date of the transaction) less an estimated discount for disposal and marketing expenses. If the palladium price were to decline below $169 per ounce, the company would be required to write down the unsold palladium to market with a charge to earnings. If the price of the palladium increases, the increase in value will only be recognized when the palladium is sold. The market price of palladium was $195 per ounce on December 31, 2003.

NOTE 6
PROPERTY, PLANT AND EQUIPMENT

(in thousands)	2003	2002
Machinery and equipment	$ 83,443	$ 93,355
Leased equipment	1,700	10,394
Buildings and structural components	31,932	261,152
Mine development	264,813	549,953
Land	7,325	10,033
Construction-in-progress:		
East Boulder Mine	7,453	5,256
Stillwater Mine	22,318	15,885
Other construction-in-progress	544	2,154
	419,528	948,182
Less accumulated depreciation and amortization	—	(154,163)
	$ 419,528	$ 794,019

As of December 31, 2003, the company recorded an asset impairment charge of $390.3 million, thereby reducing the carrying value of these assets to their estimated fair values.

The company's capital expenditures were as follows:

(in thousands)	2003	2002	2001
East Boulder Mine	$ 13,037	$ 19,215	$ 105,224
Stillwater Mine	41,985	38,166	72,563
Other construction-in-progress	571	1,452	18,970
Other	(6)	140	398
Total net asset additions	55,587	58,973	197,155
Acquired by capital lease transactions	(331)	(1,804)	-
Total capital expenditures	$ 55,256	$ 57,169	$ 197,155

All capital expenditures related to East Boulder Mine for fiscal years ending December 31, 2001 were included in construction-in-progress prior to the start-up of the East Boulder Mine on January 1, 2002. For fiscal year ending December 31, 2001, the East Boulder Mine capital expenditures are net of proceeds of $7.1 million generated during construction and development activities.

NOTE 7
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

CREDIT FACILITY

In February 2001, the company entered into a $250 million credit facility with a syndicate of financial institutions which replaced a previous $175 million bank facility. The credit facility has been amended or waivers have been obtained seven times with the most recent amendment effective March 20, 2003. The credit facility provides for a $65 million five-year term loan facility (Term A), a $135 million seven-year term loan facility (Term B) and a $25 million revolving credit facility (reduced from $50 million at the company's request as of March 20, 2003). Amortization of the term loan facilities commenced on March 31, 2002.

As of December 31, 2003, the company has $128.5 million outstanding under the Term B facility bearing interest at a variable rate of 7.25%. During 2003, the company obtained a letter of credit in the amount of $7.5 million, which reduces amounts available under the revolving credit facility at December 31, 2003. The letter of credit carries an annual fee of 4.0%. The revolving credit facility requires an annual commitment fee of 0.5% on the remaining unadvanced amount. Of the $25 million revolving credit facility, $17.5 million remains available to the company. This revolving credit facility will be reduced in circumstances where lenders are offered a prepayment but do not accept the prepayment. (see below)

The loans are required to be prepaid from excess cash flow, proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions. Proceeds of the term loan facility were used to finance a portion of the company's expansion plan. Proceeds of the revolving credit facility are being used for general corporate and working capital needs. The Term B facility bears interest at LIBOR, subject to a 2.5% minimum, plus a margin of 4.75% or an alternate base rate plus a margin of 3.25%. Substantially all the property and assets of the company and its subsidiary and the stock of the company's subsidiary are pledged as security for the credit facility.

Pursuant to the terms of the credit facility the company was required to apply $50.0 million of the $100.0 million cash proceeds received in the Norilsk Nickel transaction (see Note 12) to prepay its term loans. Consequently, the Term A facility was paid in full on June 30, 2003. In addition, in accordance with the terms of the credit agreement, the company is required to offer 50% of the net proceeds from the sale of palladium received in the Norilsk Nickel transaction (see Note 12) to further prepay its term loans. Accordingly, $74.1 million of the long-term debt has been classified as a current liability. The lenders are not obligated to accept the offer for prepayment. If lenders do not accept the prepayment, the company retains the cash but the availability under the revolving credit facility is reduced by the amount of the prepayment not accepted. The Term B facility final maturity date is December 31, 2007. The final maturity date of the revolving credit facility is December 30, 2005.

Covenants in the credit facility include restrictions on: (1) additional indebtedness; (2) payment of dividends or redemption of capital stock; (3) liens; (4) investment, acquisitions, dispositions or mergers; (5) transactions with affiliates; (6) capital expenditures (other than those associated with the company's mine plan); (7) refinancing or prepayment of subordinated debt; (8) changes in the nature of business conducted or ceasing operations at the principal operating properties; and (9) commodities hedging based upon annual palladium and platinum production. The company is also subject to financial covenants including a debt to operating cash flow ratio, a debt service coverage ratio and a debt to equity ratio.

Events of default in the credit facility include: (1) a cross-default to other indebtedness of the company; (2) any material modification to the life-of-mine plans; (3) a change of control of the company other than the Norilsk Nickel transaction (see Note 11); (4) the failure to maintain agreed-upon annual PGM production levels; and (5) any breach or modification of any of the sales contracts. The company anticipates it will refinance the credit facility during 2004. The company is in compliance with its debt covenants at December 31, 2003.

The following is a schedule by year of required principal payments to be made in quarterly installments on the amounts outstanding under the Term B facility at December 31, 2003:

Year ended December 31, (in thousands)	Term B facility
2004	$ 1,350
2005	1,350
2006	60,750
2007	65,002
Total	$ 128,452

EQUIPMENT LEASE AGREEMENTS

The company leases certain underground mining equipment under leasing agreements containing purchase options that can be exercised at the end of the original lease terms. The duration of these leases range from three to seven years. The following is a schedule by year of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

Year ended December 31, (in thousands)	
2004	$ 624
2005	640
2006	569
2007	519
2008	519
2009 and thereafter	551
Total minimum lease payments	3,422
Less amount representing interest	639
Present value of net minimum lease payments	2,783
Less current portion	445
Total long-term capital lease obligation	$ 2,338

EXEMPT FACILITY REVENUE BONDS

On July 6, 2000, the company completed a $30 million offering of Exempt Facility Revenue Bonds, Series 2000, through the State of Montana Board of Investments. The bonds were issued by the State of Montana Board of Investments to finance a portion of the costs of constructing and equipping certain sewage and solid waste disposal facilities at both the Stillwater Mine and the East Boulder Mine. The bonds mature on July 1, 2020 and have a stated interest rate of 8.00% with interest paid semi-annually. The bonds have an effective interest rate of 8.57%. Net proceeds from the offering were $28.7 million. The balance outstanding at December 31, 2003 and 2002 was $29.3 million, which is net of unamortized discount of $0.7 million.

SPECIAL INDUSTRIAL EDUCATION IMPACT REVENUE BONDS

These bonds were issued by the company in 1989 in three series to finance impact payments to local school districts. The bonds bear interest at varying rates between 6.5% and 7.8% and mature in increasing annual principal amounts through 2009. The balance outstanding at December 31, 2003 and 2002 was $0.9 million and $1.0 million, respectively, of which approximately $0.1 million was classified as current in each year. The bonds, which are collateralized by the company's real estate, are secured by guarantees from Chevron Corporation and Manville Corporation. Scheduled principal repayment during 2004 is approximately $0.1 million, and during the years 2005 through 2008 the scheduled payments are approximately $0.2 million in each year. Scheduled principal repayments thereafter total $0.1 million.

CASH PAID FOR INTEREST

The company made cash payments for interest of $16.2 million, $15.4 million and $17.0 million for the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE 8
RESTRUCTURING COSTS

In the fourth quarter of 2001, the company began implementing a revised operating plan, which included a reduction of the company's previously planned capital expenditures and production levels. In accordance with the plan, the company terminated certain contracts related to ongoing mine development and accrued a pre-tax charge of approximately $11.0 million for early contract termination costs. The accrual was based on the termination provisions of the related contracts. During 2003 and 2002, the company reduced its accrued restructuring costs resulting in a net gain of $1.0 million and $7.0 million, respectively, primarily as a result of negotiations of certain termination clauses of the construction contracts. Any adjustments to the original estimate of the accrual have been included in the company's results of operations when determined.

In accordance with the revised operating plan, during the second quarter of 2002, the company eliminated six management positions and recorded an addition to the restructuring accrual of $1.1 million. There were no additions to the restructuring accrual during 2003.

The following summary sets forth the changes of the restructuring accrual during 2002 and 2003:

(in thousands)	Contract Terminations	Employee Terminations	Total Restructuring Accrual
Balance at December 31, 2001	$ 10,974	$ –	$ 10,974
Additional accrual	–	1,089	1,089
Cash paid	(2,288)	(822)	(3,110)
Accrual adjustments	(7,027)	–	(7,027)
Balance at December 31, 2002	1,659	267	1,926
Cash paid	(13)	(267)	(280)
Accrual adjustments	(966)	–	(966)
Balance at December 31, 2003	$ 680	$ –	$ 680

NOTE 9
EMPLOYEE BENEFIT PLANS

The company has adopted two savings plans, which qualify under section 401(k) of the U.S. Internal Revenue Code covering all non-bargaining and bargaining employees. Effective January 1, 2002, the company amended the provisions of these plans. Under the amended provisions, employees may elect to contribute up to 20% of their cash compensation, subject to the Employee Retirement Income Security Act of 1974 (ERISA) limitations. The company is required to make matching contributions equal to 100% of the employee's contribution up to 6% of the employee's compensation. Matching contributions can be paid with common stock of the company. During 2003 and 2002, the company issued 769,222 and 353,976 shares of common stock with a market value of approximately $3.4 million and $3.4 million, respectively, to match employees' contributions. Cash contributions made to the plans were $0.0 million, $0.4 million, and $3.8 million in 2003, 2002,and 2001, respectively.

NOTE 10
COMMON STOCK PLANS AND AGREEMENTS

STOCK PLAN

The company sponsors stock option plans that enable the company to grant stock options or restricted stock to employees and non-employee directors. As of December 31, 2003, there were 6,150,000 shares of common stock authorized for issuance under the plans.

Awards granted under the plans may consist of incentive stock options (ISOs) or non-qualified stock options (NQSOs), stock appreciation rights (SARs), restricted stock or other stock-based awards, with the exception that non-employee directors may not be granted SARs and only employees of the company may be granted ISOs.

The plans are administered by the Compensation Committee of the company's Board of Directors, which determines the exercise price, exercise period, vesting period and all other terms. Officers' and directors' options expire ten years after the date of grant. All other options expire five to ten years after the date of grant, depending upon the original grant date.

There were approximately 754,000 shares available for grant as of December 31, 2003. During 2002, the company granted 135,119 shares of restricted stock to certain of its officers and employees, of which 58,237 and 46,344 shares vested during 2003 and 2002, respectively. The market value of the restricted stock awarded totaled approximately $2.6 million on the grant date and was recorded as a separate component of stockholders' equity. During 2003 and 2002, 13,333 and 17,205 shares of restricted stock were forfeited, respectively. During 2003 and 2002, approximately $670,000 and $464,000, respectively, was recognized as compensation expense and during 2002 approximately $874,000 was amortized against a liability that had been recorded at December 31, 2001.

Stock option activity for the years ended December 31, 2003, 2002, and 2001 is summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted
Options outstanding at January 1, 2001 (1,191,443 exercisable)	1,884,969	$ 20.61	–
2001 Activity:			
Options granted	518,988	32.98	$ 13.56
Options exercised	(120,980)	15.87	–
Options canceled	(37,947)	30.99	–
Options outstanding at December 31, 2001 (1,664,652 exercisable)	2,245,030	$ 23.55	–
2002 Activity:			
Options granted	558,179	18.18	$ 7.10
Options exercised	(58,125)	12.83	–
Options canceled	(148,221)	25.37	–
Options outstanding at December 31, 2002 (1,954,633 exercisable)	2,596,863	$ 22.54	–
2003 Activity			
Options granted	252,075	5.08	$ 2.16
Options exercised	(42,797)	4.11	–
Options canceled	(51,203)	24.00	–
Options outstanding at December 31, 2003 (2,440,332 exercisable)	2,754,938	$ 22.53	–

The following table summarizes information for outstanding and exercisable options as of December 31, 2003:

		Options Outstanding		Options Exercisable	
Range of Exercise Price	Number Outstanding	Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.66	128,661	5.7	$ 3.16	50,761	$ 3.93
$ 4.66 - $ 9.33	197,187	9.1	$ 6.37	69,524	$ 5.45
$ 9.33 - $13.99	188,982	2.6	$ 12.57	185,646	$ 12.60
$13.99 - $18.65	554,893	1.7	$ 15.70	544,929	$ 15.69
$18.65 - $23.31	535,076	4.9	$ 19.78	463,238	$ 19.83
$23.31 - $27.98	456,210	1.0	$ 26.61	448,650	$ 26.62
$27.98 - $32.64	359,948	1.0	$ 30.04	354,772	$ 30.03
$32.64 - $37.30	156,950	5.3	$ 34.30	155,950	$ 34.31
$37.30 - $41.97	173,731	3.2	$ 38.16	163,562	$ 38.17
$41.97 - $46.63	3,300	1.0	$ 43.83	3,300	$ 43.83
	2,754,938	3.2	$ 21.21	2,440,332	$ 22.53

The company has elected to follow the intrinsic value method of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock options. Under APB Opinion No. 25, because the exercise price of the company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

RIGHTS AGREEMENT

In October 1995, the Board of Directors of the company adopted a Rights Agreement under which Stillwater stockholders of record as of November 15, 1995 received a dividend in the form of Preferred Stock Purchase Rights (the "Rights"). The Rights permit the holder to purchase one one-thousandth of a share (a unit) of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $53 per unit, subject to adjustment. All outstanding Rights may be redeemed by the company at any time until such time as the Rights become exercisable. Until a Right is exercised, the holder thereof has no rights as a stockholder of the company, including the right to vote or receive dividends. Subject to certain conditions, the Rights become exercisable ten business days after a person or group acquires or commences a tender or exchange offer to acquire a beneficial ownership of 15% or more of the company's outstanding common stock. The company amended the Rights Agreement effective November 20, 2002, so that the transaction with Norilsk Nickel would not cause the Rights to become exercisable. The Rights expire on October 26, 2005 unless earlier redeemed or exercised.

NOTE 11
INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Year ended December 31, (in thousands)	2003	2002	2001
Current federal	$ —	$ —	$ 202
Current state	—	—	—
Total current	—	—	202
Deferred federal	(60,620)	7,447	16,632
Deferred state	(14,583)	1,498	3,491
Total deferred	(75,203)	8,945	20,123
Total income tax provision (benefit)	(75,203)	8,945	20,325
Less: Income tax allocated to cumulative effect adjustment	264	—	—
Net income tax provision (benefit)	$ (74,939)	$ 8,945	$ 20,325

The components of the company's deferred tax liabilities (assets) are comprised of the following temporary differences and carryforwards:

December 31, (in thousands)	2003	2002
Property and equipment	$ —	$ 29,408
Mine development costs	59,437	127,698
Capital lease obligations	1,209	1,126
Total deferred tax liabilities	60,646	158,232
Noncurrent liabilities	(3,973)	(4,096)
Property and equipment	(43,913)	—
Current liabilities	(2,696)	(2,564)
Derivative financial instruments	(533)	(913)
Inventory	(1,258)	(2,301)
Net operating loss and other carryforwards	(78,577)	(73,522)
Total deferred tax assets	(130,950)	(83,396)
Valuation allowance	70,304	—
Net deferred tax assets	(60,646)	(83,396)
Net deferred tax liabilities	$ —	$ 74,836

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The company provided a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to the expiration of the net operating loss carry forwards (NOL's) as management considers it more likely than not that the NOL's will not be realized based upon projected future taxable income. There was no valuation allowance recorded in 2002 or 2001.

A reconciliation from the federal income tax provision at the applicable statutory income tax rate to the effective rate is as follows:

Year ended December 31, (in thousands)	2003	2002	2001
Income (loss) before income taxes and cumulative effect of accounting change	$ (397,791)	$ 40,629	$ 86,129
Income tax (benefit) at statutory rate of 35%	$ (139,227)	$ 14,220	$ 30,145
State income tax benefit, net of federal benefit	(17,453)	989	2,304
Excess percentage depletion	—	(6,372)	(15,483)
Adjustments to prior years' tax provisions	(3,333)	—	3,224
Reduction of net operating losses resulting from ownership change	16,678	—	—
Increase in valuation allowance	70,304	—	—
Other	(1,908)	108	135
Net income tax provision (benefit)	$ (74,939)	$ 8,945	$ 20,325

Under the United States Internal Revenue Code, if more than 50% of the stock of a company changes hands within a specified period, it constitutes an "ownership change" which may limit the future utilization of existing NOLs. The Norilsk Nickel transaction triggered such an "ownership change" for the company which limits future utilization of NOLs as an offset to income. The annual limitation is generally equal to the product of (i) a statutorily prescribed interest rate (approximately 4.5%) and (ii) the company's equity value at the time of closing. For the year ended December 31, 2003, the company recorded a $16.7 million valuation allowance for the effect of this limitation on the company's NOL'S.

At December 31, 2003, the company had approximately $216 million of regular tax net operating loss carryforwards expiring during 2009 through 2023. Usage of these net operating losses is limited to approximately $9.5 million annually as a result of the change in control of the company that occurred in connection with the Norilsk Nickel transaction (see Note 12).

The company made cash payments for income taxes of $0.4 million and $0.4 million for the years ended December 31, 2002 and 2001, respectively.

NOTE 12
CAPITAL TRANSACTIONS

On January 31, 2002, the company completed a $60 million private placement of its common stock involving approximately 4.3 million shares or approximately 10% of the outstanding shares after such issuance. The price of $14 per share represents an approximate 10% discount from the closing price of $15.61 on January 29, 2002. Proceeds from the offering were approximately $54.0 million, net of offering costs of $6.0 million. The proceeds were used to pay down $25 million under the revolving credit facility and the remaining proceeds were used for general corporate purposes.

On June 23, 2003, the company and Norilsk Nickel a Russian mining company, completed a stock purchase transaction whereby the company issued 45,463,222 shares of its common stock to Norimet, a wholly-owned subsidiary of Norilsk Nickel, representing 50.8% of the company's then outstanding shares. The company received consideration from Norimet consisting of $100.0 million in cash and 877,169 ounces of palladium valued at $148.2 million as of June 23, 2003. The aggregate value of the consideration was $248.2 million as of June 23, 2003. As contemplated by the stock purchase transaction on September 3, 2003, Norimet completed a cash tender offer at $7.50 per share to acquire 4,350,000 shares of the company's outstanding common stock. Following completion of the tender offer, Norimet owned 49,813,222 shares or 55.5% of the then outstanding common stock.

On October 23, 2003 the stockholders approved an increase in the common stock authorized from 100,000,000 to 200,000,000.

NOTE 13
LONG-TERM SALES CONTRACTS

Mine Production:

Palladium, platinum, rhodium and gold are sold to a number of consumers and dealers with whom the company has established trading relationships. Refined PGMs of 99.95% purity in sponge form are transferred upon sale from the company's account at third party refineries to the account of the purchaser. By-product metals are purchased at market price by customers, brokers or outside refiners.

During 1998, the company entered into three supply contracts with its customers that contain guaranteed floor prices for metal delivered. In late 2000 and in 2001, the company amended these contracts to extend the terms and to modify the pricing mechanisms. One of these contracts applies to the company's production through December 2010 one through December 2006 and the other contract is estimated to be fulfilled in 2007. Under the contracts, the company has committed between 80% to 100% of its palladium production and between 70% to 80% of its platinum production through 2010. Metal sales are priced at a modest discount to market. The remaining production is not committed under these contracts and remains available for sale at prevailing market prices. The contracts provide for floor and ceiling price structures as summarized below:

	PALLADIUM				PLATINUM			
Year	% of Production	Avg. Floor Price	% of Production	Avg. Ceiling Price	% of Production	Avg. Floor Price	% of Production	Avg. Ceiling Price
2004	100%	$371	39%	$644	80%	$425	16%	$856
2005	100%	$355	31%	$702	80%	$425	16%	$856
2006	100%	$339	24%	$801	80%	$425	16%	$856
2007	100%	$360	19%	$975	70%	$425	14%	$850
2008	80%	$385	20%	$975	70%	$425	14%	$850
2009	80%	$380	20%	$975	70%	$425	14%	$850
2010	80%	$375	20%	$975	70%	$425	14%	$850

The sales contracts provide for adjustments to ounces committed based on actual production. The sales contracts contain termination provisions that allow the purchasers to terminate in the event the company breaches certain provisions of the contract and the breach is not cured within periods ranging from 10 to 30 days of notice by the purchaser. The long-term sales contracts are not subject to the requirements of SFAS No. 133 as the contracts qualify for the normal sales exception provided in SFAS No. 138 since they will not settle net and will result in physical delivery. The floors and ceilings embedded within the long-term sales contracts are treated as part of the host contract, not a separate derivative instrument and are therefore also not subject to the requirements of SFAS No. 133.

The percentage of the company's sales ounces that are made pursuant to modified pricing mechanisms are summarized below:

	2003	2002	2001
Floor Pricing	67%	38%	13%
Market Pricing	26%	54%	61%
Ceiling Pricing	7%	8%	26%
Forward Pricing	—	—	—

The company has historically entered into hedging agreements from time to time to manage the effect of price changes in palladium and platinum on the company's cash flow. Hedging activities consist of "fixed forwards" for future deliveries of specific quantities of PGMs at specific prices, the sale of call options and the purchase of put options and financially settled forwards. Gains or losses can occur as a result of hedging strategies. Hedging gains of $9.2 million and $5.5 million were realized in 2002 and 2001, respectively. No gains or losses were realized in 2003.

During 2003, the company entered into fixed forwards that were accounted for as cash-flow hedges. These sales of metals from processing secondary materials are sold forward at the time of receipt and delivered against the cash flow hedges when the ounces are recovered. All of these transactions settle in the first three months of 2004. The unrealized loss on these instruments due to changes in metal prices at December 31, 2003 was $0.9 million ($0.5 million net of tax). The company has credit agreements with its major trading partners that provide for margin deposits in the event that forward prices for metals exceed the company's hedge contract prices by a predetermined margin limit.

Palladium acquired in connection with Norilsk Nickel transaction:

During 2003, the company entered into negotiations for the sale of the 877,169 ounces of palladium, which constituted a portion of the payment received from Norilsk Nickel when it acquired its initial 51% interest in the Company. In the first quarter of 2004, the company announced that it had entered into contracts or had reached understandings, under which all of the palladium will be sold at close to market prices at the time of sale over a period of two years primarily for use in automobile catalytic converters.

NOTE 14
DERIVATIVE INSTRUMENTS

The company uses various derivative financial instruments to manage the company's exposure to market prices associated with changes in palladium and platinum commodity prices and interest rates. Because the company hedges only with instruments that have a high correlation with the value of the hedged transactions, changes in derivatives' fair value are expected to be offset by changes in the value of the hedged transaction.

Commodity Derivatives

The company utilizes the following types of derivative financial instruments: fixed forwards, cashless put and call option collars, financially settled forwards and interest rate swaps. For derivative instruments, the company designates derivatives as a hedge of a forecasted transaction ("cash flow" hedge). Currently, all derivatives have been assessed as highly effective cash-flow hedges that link to a specific firm commitment or forecasted transaction. Changes in fair value of derivatives that are highly effective as hedges and that are designated and qualified as a cash-flow hedge are reported in other comprehensive income until the related specific firm commitments or forecasted transactions occur. Hedging gains on commodity instruments of $9.2 million and $5.5 million were recognized as an adjustment to revenue in 2002 and 2001, respectively. There were no recognized hedging gains or losses on commodity instruments during 2003.

The company enters into cashless put and call option collars under which the company receives the difference between the put price and the market price only if the market price is below the put price and the company pays the difference between the call price and the market price only if the market price is above the call price. The company's put and call options are financially settled at maturity. Since the put/call instruments hedge forecasted transactions, they qualify for cash flow hedge accounting. They are considered to be highly effective since the intrinsic value of the put/call will offset the change in value associated with future production not subject to the long-term sales contract. The company recorded $2.4 million in losses for the settlement of cashless put and call option collars in 2001. There were no gains or losses on put an call option collars in 2003 and 2002.

The company may enter into fixed forward contracts to sell metals at a future date and at a fixed price in order to reduce the risk associated with future metals prices for ounces produced in excess of the company's long-term sales contracts. These instruments are considered to be highly effective derivatives that will qualify for cash flow hedge accounting since they are an "all-in-one-hedge" instrument, meaning that all of the components (ounces, delivery date, and price) are fixed as part of the original commitment. No significant fixed forward contracts were settled during 2003, 2002 or 2001.

The company also enters into financially settled forwards. They differ from fixed forwards in that they are settled net in cash. The company uses the financially settled forwards as a mechanism to hedge the fluctuations in metal prices associated with future production not subject to the long-term sales contracts. The financially settled forwards qualify as a cash flow hedge and are considered to be highly effective, since the change in the value of the financially settled forward will offset changes in the expected future cash flows related to future production not subject to the long-term sales contracts. The company recorded $9.2 million and $7.9 million in gains on the settlement of financially settled forwards in 2002 and 2001, respectively. No financially settled forwards were settled in 2003.

Interest Rate Derivatives

During the first quarter of 2002, the company entered into two identical interest rate swap agreements with a combined notional amount totaling $100 million. The interest rate swap agreements were effective March 4, 2002 and mature on March 4, 2004. The agreements required the company to pay interest at a fixed rate of 3.67% and receive interest at a rate based on London Interbank Offered Rate (LIBOR), which was adjusted on a quarterly basis. The adjusted quarterly rate at December 31, 2003 was 1.18%. The interest rate swap agreements qualified as a cash flow hedge and were considered to be highly effective since the change in the value of the interest rate swap will offset changes in the future cash flows related to interest payments on the company's debt. Hedging losses on interest rate swaps of $2.4 million were recognized as additional interest expense during 2003. As of December 31, 2003, the fair value of the interest rate swaps was a loss of $0.4 million ($0.3 million net of tax) of which the company expects to reclassify to interest expense during the next 12 months.

In accordance with the transition provisions of SFAS No. 133, the company recorded a cumulative-effect loss adjustment of $10.0 million ($7.1 million net of tax) in accumulated other comprehensive loss to recognize at fair value all derivatives that are designated as cash-flow hedging instruments at January 1, 2001. At December 31, 2001, substantially all financially settled forwards outstanding were closed and cash had been received. The gains were deferred until the 2002 original contract settlement dates. The company reclassified to earnings the entire $9.5 million ($5.7 million net of tax) of unrealized gains that existed at December 31, 2001. During 2003, the company entered into financially settled forwards that were accounted for as cash-flow hedges. All of these transactions settle in the first three months of 2004. The unrealized loss on these instruments due to changes in metal prices at December 31, 2003 was $0.9 million ($0.5 million, net of tax). The following summary sets forth the changes in other comprehensive income (loss) accumulated in stockholders' equity during 2002 and 2003:

(in thousands)	Commodity Instruments	Interest Rate Swaps	Total Derivative Financial Instruments
Balance at December 31, 2001	$ 9,458	$ —	$ 9,458
Reclassification to earnings	(9,158)	1,545	(7,613)
Change in fair value	(300)	(3,863)	(4,163)
Balance at December 31, 2002	—	(2,318)	(2,318)
Reclassification to earnings	—	2,425	2,425
Change in fair value	(910)	(550)	(1,460)
Balance at December 31, 2003	$ (910)	$ (443)	$ (1,353)

The net of tax balances in other accumulated comprehensive income (loss) at December 31, 2003, and 2002 were $(0.8) million and $(1.4) million, respectively.

NOTE 15
COMMITMENTS AND CONTINGENCIES

REFINING AGREEMENTS

The company has contracted with two entities to refine its filter cake production. Even though there is a limited number of PGM refiners, the company believes that it is not economically dependent upon any one refiner.

OPERATING LEASES

In September 1998, the company completed the sale and leaseback of a tunnel boring machine and miscellaneous other mining equipment. The leases are non-cancelable with terms of seven years and are classified as operating leases for financial reporting purposes. In September 2000, the company entered into an additional operating lease through the sale and leaseback of mining equipment. The lease is non-cancelable with a term of five years and is classified as an operating lease for financial reporting purposes. In December 2001, the company entered into an additional operating lease through the sale and leaseback of mining equipment. The lease is cancelable after one year with a term of seven years and is classified as an operating lease for financial reporting purposes. Rental expense amounted to approximately $ 4.6 million, $5.0 million, and $2.1 million in 2003, 2002, and 2001, respectively.

Future minimum lease payments for non-cancelable operating leases with terms in excess of one year are $3.4 million, $2.7 million, $0.4 million, $0.2 million and $0.2 million in 2004, 2005, 2006, 2007 and 2008, respectively.

SIGNIFICANT CUSTOMERS

Sales to significant customers represented approximately 98%, 97%, and 96% of total revenues for the years ended December 31, 2003, 2002, and 2001, respectively.

LABOR UNION CONTRACT

As of December 31, 2003, the company had approximately 59% and 19% of its labor forces covered by collective bargaining agreements expiring in June 30, 2004, and June 30, 2005, respectively.

LEGAL PROCEEDINGS

The company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

NOTE 16
QUARTERLY DATA (UNAUDITED)

Quarterly earnings data for the years ended December 31, 2003 and 2002 were as follows:

(in thousands, except per share data)	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenue	$ 62,620	$ 58,910	$ 58,221	$ 60,478
Operating income (loss)	$ 2,552	$ (4,059)	$ 4,038	$(383,154)
Net income (loss)	$ (1,757)	$(19,261)	$ (1,628)	$(300,614)
Comprehensive income (loss)	$ (1,726)	$(18,940)	$ (1,238)	$(300,771)
Basic earnings (loss) per share (1)	$ (0.04)	$ (0.40)	$ (0.02)	$ (3.35)
Diluted earnings (loss) per share (1)	$ (0.04)	$ (0.40)	$ (0.02)	$ (3.35)

	2002 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenue	$ 75,977	$ 75,007	$ 65,970	$ 58,645
Operating income	$ 25,888	$ 17,069	$ 9,675	$ 4,695
Net income (loss)	$ 16,565	$ 11,060	$ 4,659	$ (600)
Comprehensive income (loss)	$ 15,120	$ 8,628	$ 2,444	$ (1,647)
Basic earnings (loss) per share (1)	$ 0.40	$ 0.26	$ 0.11	$ (0.01)
Diluted earnings (loss) per share (1)	$ 0.40	$ 0.26	$ 0.11	$ (0.01)

(1) The sum of the quarterly basic and diluted earnings (loss) per share does not agree to the year-to-date basic and diluted earnings (loss) per share due to the effect of stock transactions during the periods on determining the weighted average shares outstanding each quarterly and annual period.

ITEM 9
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A
CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Controller have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2003, as required under Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Controller have concluded that, as of such date, our disclosure controls and procedures were effective and timely provided them with material information required to be disclosed in the reports we file or submit under the Exchange Act.

(b) Changes in Internal Controls

There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the review and evaluation. There were no significant deficiencies or material weaknesses identified in the review and evaluation, and therefore no corrective actions were taken.

PART III

ITEM 10
DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For information concerning the company's executive officers, reference is made to the information set forth under the caption "Executive Officers of the Registrant" located in Item 1 of this Form 10-K. For information concerning the company's directors and compliance by the company's directors, executive officers and significant stockholders with the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, reference is made to the information set forth under the captions "Election of Directors" and "Compliance with Section 16(a) - Beneficial Ownership Reporting Compliance," respectively, in the company's Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

Audit Committee Financial Expert

Newly created federal regulations and New York Stock Exchange listing requirements require the board to determine if a member of its audit committee is an "audit committee financial expert." According to these new requirements, an audit committee member can be designated an audit committee financial expert only when the audit committee member satisfies five specified qualification requirements, such as experience (or "experience actively supervising" others engaged in) preparing, auditing, analyzing, or evaluating financial statements presenting a level of accounting complexity comparable to what is encountered in connection with the company's financial statements. The regulations further require that such qualifications to have been acquired through specified means of experience or education. While the board has confidence in the ability and the effectiveness of its audit committee, the board has determined that no current audit committee member qualifies as an audit committee financial expert. The board believes that the current members of the audit committee are qualified to carry out the duties and responsibilities of the audit committee. In the event of a vacancy on the board, the board desires to fill it with a person satisfying the requirements for an audit committee financial expert, assuming that such individual satisfies such other criteria that the board believes are important for an individual to make a meaningful contribution to the deliberations of the board as a whole.

Code of Ethics

The company has adopted a code of ethics that requires honest and ethical conduct that requires honest and ethical conduct; avoidance of conflicts of interest; compliance with applicable governmental laws, rules and regulations; full, fair, accurate, timely, and understandable disclosure in reports and documents that filed with the SEC and in other public communications made; and accountability for adherence to the code. The code of Ethics can be accessed via the company's internet website is http://www.stillwatermining.com. Printed copies will be provided upon request.

Corporate Governance

The company's corporate governance principles, corporate governance and nominating committee charter and compensation committee charter can be accessed via the company's internet website is http://www.stillwatermining.com

ITEM 11
EXECUTIVE COMPENSATION

Reference is made to the information set forth under the caption "Executive Compensation" in the company's Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Reference is made to the information set forth under the caption "Security Ownership of Principal Stockholders and Management" in the company's Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 13
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reference is made to the information set forth under the caption "Certain Relationships and Related Transactions" in the company's Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 14
PRINCIPAL ACCOUNTING FEES AND SERVICES

Reference is made to the information set forth under the caption "Principal Accounting Fees and Services" in the company's Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

PART IV

ITEM 15
EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this Form 10-K

1. Financial Statements and Supplementary Data

2. Financial Statement Schedules (not applicable)

(b) Reports on Form 8-K

The company filed a Form 8-K on March 21, 2003 reporting:

1. Consent and Amendment No. 5 to Credit Agreement, dated as of March 20, 2003, by and among Stillwater Mining Company and Toronto Dominion (Texas), Inc.
2. Press Release issued on March 20, 2003 regarding the amendment to the company's credit agreement.
3. Exhibits required by item 601 of Regulation S-K: See list of exhibits below.

The company filed a Form 8-K on June 23, 2003 reporting:

4. Stockholders Agreement, dated as of June 23, 2003, among Stillwater Mining Company, MMC Norilsk Nickel and Norimet Ltd.
5. Registration Rights Agreement, dated as of June 23, 2003 among Stillwater Mining Company and Norimet Ltd.
6. Press Release issued on June 23, 2003 regarding closing of stock purchase transaction with MMC Norilsk Nickel and Norimet Ltd.

The company filed a Form 8-K on October 28, 2003 reporting:

7. Press Release issued on October 27, 2003 regarding third quarter earnings.

The company filed a Form 8-K on February 27, 2004 reporting:

8. Press Release issued on February 27, 2004 regarding 2003 quarter and year-end results.

The company filed a Form 8-K/A on March 12, 2004 reporting:

9. Press Release issued on March 12, 2004 regarding amendment to the 8-K filed February 27, 2004.

(c) Exhibits

EXHIBITS

Number	Description
2.1	Exchange Agreement for 10,000 shares of common stock, dated October 1, 1993 (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-85904) as declared effective by the Commission on December 15, 1994 (the "1994 S-1")).
3.1	Restated Certificate of Incorporation of Stillwater Mining Company, dated October 23, 2003 (incorporated by reference to Exhibit 3.1 to the Form 10-Q for the quarterly period ended September 30, 2003, filed on October 27, 2003).
3.2	Amended and Restated By-Laws of Stillwater Mining Company, dated March 10, 2004 (filed herewith).
4.1	Form of Indenture, dated April 29, 1996, between Stillwater Mining Company and Colorado National Bank with respect to the company's 7% Convertible Subordinated Notes Due 2003 (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K, dated April 29, 1996).
4.2	Rights Agreement, dated October 26, 1995 (incorporated by reference to Form 8-A, filed on October 30, 1995).
4.3	Amendment No. 1, dated as of November 20, 2002, to the Rights Agreement between Stillwater Mining Company and Computershare Trust Company, Inc. (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K, dated November 21, 2002).
10.1	1998 Equity Incentive Plan (incorporated by reference to Appendix A to the Proxy statement, dated April 6, 1998).
10.2	Mining and Processing Agreement, dated March 16, 1984 regarding the Mouat family; and Compromise of Issues Relating to the Mining and Processing Agreement (incorporated by reference to Exhibit 10.8 to the 1994 S-1).
10.3	Conveyance of Royalty Interest and Agreement between Stillwater Mining Company and Manville Mining Company, dated October 1, 1993 (incorporated by reference to Exhibit 10.9 to the 1994 S-1).
10.4	Agreement for Electric Service between the Montana Power Company and Stillwater Mining Company, dated June 1, 1996 (incorporated by reference to Exhibit 10.8.1 of the Registrant's 1996 10-K).
10.5	Equipment Lease Agreement between Stillwater Mining Company and Senstar Capital Corporation, dated October 5, 1995. (incorporated by reference to Exhibit 10.17 of the Registrant's 1995 10-K).
10.6	Purchase Agreement between Stillwater Mining Company and Senstar Capital Corporation, dated October 5, 1995 (incorporated by reference to Exhibit 10.17.1 of the Registrant's 1995 10-K).
10.7	Purchase Agreement between Stillwater Mining Company and The Westaim Corporation, dated October 14, 1996 (incorporated by reference to Exhibit 10.16 of the Registrant's 1996 10-K).
10.8	PGM Concentrate Refining Agreement between Stillwater Mining Company and Union Miniere, dated May 8, 1996. (incorporated by reference to Exhibit 10.15 of the Registrant's 1998 10-K).
10.9	Articles of Agreement between Stillwater Mining Company and Paper, Allied Industrial, Chemical and Energy Workers International Union, dated July 1, 1999 (incorporated by reference to Exhibit 10.10 of the Registrant's 1999 10-K).
10.10	Palladium Sales Agreement, made as of August 13, 1998, among Stillwater Mining Company and Ford Motor Company (portions of the agreement have been omitted pursuant to a confidential treatment request) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, dated July 21, 1998).
10.11	Palladium and Platinum Sales Agreement, made as of August 17, 1998, among Stillwater Mining Company and General Motors Corporation (portions of the agreement have been omitted pursuant to a confidential treatment request) (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, dated July 21, 1998).
10.12	Palladium and Platinum Sales Agreement, made as of August 27, 1998, among Stillwater Mining Company and Mitsubishi Corporation (portions of the agreement have been omitted pursuant to a confidential treatment request) (incorporated by reference to Exhibit 10.4 to the Form 8-K, dated July 21, 1998).
10.13	Employment Agreement between Francis R. McAllister and Stillwater Mining Company, dated July 23, 2001 (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2001).
10.14	Employment agreement between John R. Stark and Stillwater Mining Company dated July 23, 2001 (incorporated by reference to Exhibit 10.18 to the Form 10-K for the year ended December 31, 2001).
10.15	Credit Agreement, dated February 23, 2001, between Stillwater Mining Company and TD Securities (USA), Ltd. (incorporated by reference to Exhibit 10.19 of the Registrant's 2000 10-K).
10.16	First Amendment Agreement to Palladium Sales Agreement between Stillwater Mining Company and Ford Motor Company, dated October 27, 2000 (incorporated by reference to Exhibit 10.20 of the Registrant's 2000 10-K)

(portions of the agreement have been omitted pursuant to a confidential treatment request).

10.17 Second Amendment Agreement to Palladium and Platinum Sales Agreement between Stillwater Mining Company and Ford Motor Company, dated March 27, 2001 (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarterly period ended March 31, 2001) (portions of the agreement have been omitted pursuant to a confidential treatment request).

10.18 First Amendment Agreement to Palladium and Platinum Sales Agreement between Stillwater Mining Company and General Motors Corporation, dated November 20, 2000 (incorporated by reference to Exhibit 10.21 of the Registrant's 2000 10-K) (portions of the agreement have been omitted pursuant to a confidential treatment request).

10.19 Refining Agreement between Stillwater Mining Company and Catalyst and Chemicals Division of Johnson Matthey Inc. dated July 27, 2000 (incorporated by reference to Exhibit 10.22 of the Registrant's 2000 10-K) (portions of the agreement have been omitted pursuant to a confidential treatment request).

10.20 Second Amendment Agreement to Palladium and Platinum Sales Agreement between Stillwater Mining Company and General Motors Corporation, dated February 14, 2001 (incorporated by reference to Exhibit 10.24 of the Registrant's 2001 10-K).

10.21 First Amendment Agreement to Palladium and Platinum Sales Agreement between Stillwater Mining Company, Mitsubishi Corporation and Mitsubishi International Corporation, dated April 1, 2001 (incorporated by reference to Exhibit 10.2 to the Form 10-Q, for the quarterly period ended March 31, 2001) (portions of the agreement have been omitted pursuant to a confidential treatment request).

10.22 Second Amendment Agreement to Palladium, Platinum and Rhodium Sales Agreement between Stillwater Mining Company and Mitsubishi International Corporation, dated November 30, 2001(incorporated by reference to Exhibit 10.26 of the Registrant's 2001 10-K).

10.23 Waiver, Consent and Amendment No. 1 to Credit Agreement, dated as of June 27, 2001, by and among Stillwater Mining Company and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K, dated December 10, 2001).

10.24 Amendment No. 2 to Credit Agreement, dated as of November 30, 2001, by and among Stillwater Mining Company and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, dated December 10, 2001).

10.25 Retail Electricity Supply Contract between PPL EnergyPlus, LLC and Stillwater Mining Company dated December 11, 2001 (incorporated by reference to Exhibit 10.29 of the Registrant's 2001 10-K).

10.26 Waiver, Consent and Amendment No. 3 to credit agreement dated as of January 28, 2002 by and among Stillwater Mining Company and Toronto Dominion (Texas) Inc. (incorporated by reference to exhibit 10.1 of the registrants Form 10-Q for the quarterly period ended March 31, 2002).

10.27 Limited Waiver to Credit Agreement, dated as of September 30, 2002, made by and among Stillwater Mining Company and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q for the quarterly period ended September 30, 2002).

10.28 Amendment No. 4 to Credit Agreement, dated as of October 25, 2002, by and among Stillwater Mining Company and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q for the quarterly period ended September 30, 2002).

10.29 Stock Purchase Agreement between Stillwater Mining Company and entities listed on Exhibit A, dated January 30, 2002. (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-3/A (File No.333-75404) as declared effective by the Commission on June 7, 2002).

10.30 Third Amendment to Palladium and Platinum Sales Agreement between Stillwater Mining Company and Ford Motor Company, dated March 13, 2002 (incorporated by reference to Exhibit 10.33 of the Registrant's 2002 10-K) (portions of the agreement have been omitted pursuant to a confidential treatment request).

10.31 Employment Agreement between Terrell I. Ackerman and Stillwater Mining Company dated May 8, 2002 (incorporated by reference to Exhibit 10.34 of the Registrant's 2002 10-K).

10.32 Limited Waiver to Credit Agreement, dated as of December 31, 2002, made by and among Stillwater Mining Company and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 10.36 of the Registrant's 2002 10-K).

10.33 Amendment No. 5 to Credit Agreement, dated as of March 20, 2003, by and among Stillwater Mining Company and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, dated March 21, 2003).

10.34 Amended and Restated General Employee Stock Plan, dated October 23, 2003 (incorporated by reference to

	Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2003).
10.35	Employment Agreement between Stephen A. Lang and Stillwater Mining Company dated September 1, 2003 (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarterly period ended September 30, 2003).
10.36	Stock Purchase Agreement between Stillwater Mining Company and MMC Norilsk Nickel and Norimet Ltd. dated June 23, 2003. (incorporated by reference to Exhibit 10.1 to the Form 8-K, dated June 23, 2003)
10.37	Registration Rights Agreement, Stillwater Mining Company and Norimet Ltd. dated June 23, 2003. (incorporated by reference to Exhibit 10.2 to the Form 8-K dated June 23, 2003)
10.38	Palladium Sales Agreement, made as of February 1, 2004, among Stillwater Mining Company and Mitsubishi Corporation (portions of this agreement have been omitted pursuant to a confidential treatment request) (filed herewith).
10.39	Palladium Sales Agreement, made as of March 3, 2004, among Stillwater Mining Company and Engelhard Corporation (portions of this agreement have been omitted pursuant to a confidential treatment request) (filed herewith).
10.40	Employment Agreement between Gregory A. Wing and Stillwater Mining Company dated as of March 22, 2004 (filed herewith).
10.41	Articles of Agreement between Stillwater Mining Company (East Boulder) Paper, Allied Industrial, Chemical and Energy Workers International Union, ratified July 2002 (filed herewith).
23.1	Consent of KPMG LLP (filed herewith).
23.2	Consent of Behre Dolbear & Company, Inc. (filed herewith).
31.1	Rule 13a-14(a)/15d-14(a) Certification – Chief Executive Officer, dated March 15, 2004
31.2	Rule 13a-14(a)/15d-14(a) Certification – Controller and Principal Accounting Officer, dated March 15, 2004
32.1	Section 1350 Certification, dated March 15, 2004
32.2	Section 1350 Certification, dated March 15, 2004

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STILLWATER MINING COMPANY
("Registrant")

Dated: March 15, 2004

By: /s/ Francis R. McAllister
Francis R. McAllister
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant, in the capacities, and on the dates, indicated.

Signature and Title	Date
/s/ Francis R. McAllister Francis R. McAllister Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2004
/s/Thomas T. Angelos Thomas T. Angelos Controller (Principal Accounting Officer)	March 15, 2004
/s/ Craig L. Fuller Craig L. Fuller, Director	March 15, 2004
/s/ Patrick M. James Patrick M. James, Director	March 15, 2004
/s/ Steven S. Lucas Steven S. Lucas, Director	March 15, 2004
/s/ Joseph P. Mazurek Joseph P. Mazurek, Director	March 15, 2004
/s/ Sheryl K. Pressler Sheryl K. Pressler, Director	March 15, 2004
/s/ Donald Riegle Jr. Donald Riegle Jr., Director	March 15, 2004
/s/ Todd D. Schafer Todd D. Schafer, Director	March 15, 2004
/s/ Jack E. Thompson Jack E. Thompson, Director	March 15, 2004

CORPORATE INFORMATION

BOARD OF DIRECTORS

Francis R. McAllister, 61
Chairman of the Board and Chief Executive Officer

Craig L Fuller, 53 [1,2]
President and Chief Executive Officer, National Association of Chain Drug Stores

Patrick M. James, 58 [1,2]
Lead Director, Former President and Chief Executive Officer, Rio Algom, Inc.

Steven S. Lucas, 39 [2,3]
Attorney, Nielsen, Merksamer, Parrinello, Mueller & Naylor

Joseph P. Mazurek, 55 [3,4,5]
Partner, Crowley, Haughey, Hanson, Toole & Dietrich, Former Attorney General, State of Montana

Sheryl K. Pressler, 53 [1,3]
Self-employed investment and strategy consultant, Former Chief Executive Officer, Lend Lease Real Estate Investment and former Chief Investment Officer for California Public Employees' Retirement System

The Honorable Donald W. Riegle, Jr., 66 [3,4,5]
Chairman of Government Affairs, APCO Worldwide Inc.

Todd D. Schafer, 42 [4]
Attorney, Hogan & Hartson L.L.P.

Jack E. Thompson, 54 [2,4,5]
Former Chairman and Chief Executive Officer, Homestake Mining Company

1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee
5 Nominating Committee

OFFICERS

Francis R. McAllister, 61
Chairman of the Board and Chief Executive Officer

Stephen A. Lang, 48
Executive Vice President and Chief Operating Officer

John R. Stark, 51
Vice President, Human Resources, Secretary and Corporate Counsel

Gregory A. Wing, 54
Vice President and Chief Financial Officer

Terry I. Ackerman, 50
Vice President, Planning and Process Operations

ANNUAL MEETING

Thursday, April 29, 2004, 2:00 pm MDT.
Holiday Inn Grand Montana, Billings, MT.

INVESTOR RELATIONS CONTACT AND SHAREHOLDER INQUIRIES

John W. Pearson
Phone: 406.322.8700

TRANSFER AGENT AND REGISTRAR

ComputerShare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
Phone: 800.962.4284
Phone: 303.262.0600
Fax: 303.262.0700
www.computershare.com

FORM 10-K

The Company will provide the Stillwater Mining Company Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, upon request. Requests should be sent to the corporate headquarters.

EMPLOYEES

The total number of employees as of December 31, 2003, were 1,540.

SHAREHOLDERS

As of March 9, 2004, shareholders of record were 472.

CORPORATE SECURITIES

Shares of Stillwater Mining Company common stock are traded on the New York Stock Exchange under the symbol SWC.

SHARE PRICE STATISTICS

2003	High	Low
First Quarter	5.80	2.20
Second Quarter	5.46	2.25
Third Quarter	7.55	4.68
Fourth Quarter	10.17	6.16

2002	High	Low
First Quarter	20.24	14.14
Second Quarter	19.00	14.10
Third Quarter	16.28	5.72
Fourth Quarter	8.49	4.60

DIVIDEND POLICY

Stillwater Mining Company does not pay a dividend as it chooses to retain earnings from operations for use in expanding and developing its business. Payment of dividends in the future will be at the discretion of the Company's Board of Directors.

NEWS RELEASES

The Company's news releases, including earnings announcements, are available on the Company's web site.

WEB SITE

For more information about the Company, please visit our Web site at www.stillwatermining.com. Management's conference calls reviewing quarterly results are carried on the web site under the Investor Relations section, Management Presentations heading. Please refer to the Web site for the schedule of quarterly results annoucements.

CORPORATE ADDRESSES

Corporate Headquarters
536 East Pike Avenue
P.O. Box 1330
Columbus, MT 59019
Phone: 406.322.8700
Fax: 406.322.9985

Stillwater Mine
2562 Nye Road
P.O. Box 365
Nye, MT 59061
Phone: 406.328.8400
Fax: 406.328.8506

East Boulder Mine
P.O. Box 1227
Big Timber, MT 59011
Phone: 406.932.8200
Fax: 406.932.8214

Design: Mark Mock Design Associates Photography: Ray Ng, Joel Grimes, Johnson Matthey

STILLWATER
MINING COMPANY